As filed with the Securities and Exchange Commission on June 30, 2003
Registration No. 333-104902

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Amendment No. 3

To
FORM F-2
REGISTRATION STATEMENT
UNDER
THE SECURITIES ACT OF 1933

Consolidated Water Co. Ltd.

(Exact name of Registrant as specified in charter)

Cayman Islands, B.W.I.	None
(State or other jurisdiction of incorporation or registration)	(I.R.S. Employer Identification No.)

Trafalgar Place, West Bay Road

P.O. Box 1114GT
Grand Cayman, Cayman Islands, B.W.I.
(345) 945-4277
(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Edwards & Angell, LLP

350 East Las Olas Boulevard
Fort Lauderdale, Florida 33301-4215
(954) 727-2600
(Name, address, including zip code, and telephone number, including area code, of agent for notice)

Copies to:

Leslie J. Croland, P.A. Edwards & Angell, LLP 350 East Las Olas Boulevard Fort Lauderdale, Florida 33301-4215 (954) 667-6129	Justin P. Klein, Esq. Ballard Spahr Andrews & Ingersoll, LLP 1735 Market Street, 51st Floor Philadelphia, Pennsylvania 19103 (215) 864-8606

      Approximate date of commencement of proposed sale to the public: As soon as reasonably practicable after the effective date of this Registration Statement.     ☐

      If the only securities being registered on this Form are to be offered pursuant to dividend or interest reinvestment plans, check the following box.     ☐
      If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box.     ☐
      If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.     ☐
      If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.     ☐
      If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.     ☐
      If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box.     ☐

      The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933, or until this Registration Statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to such Section 8(a), may determine.

The information in this prospectus is not complete and may be changed. We have filed a registration statement with the Securities and Exchange Commission relating to this offering. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

SUBJECT TO COMPLETION, DATED JUNE 30, 2003

PROSPECTUS

1,767,662 Ordinary Shares

          We are selling 1,200,000 ordinary shares offered in this prospectus and the selling shareholder is selling 567,662 ordinary shares. We will not receive any proceeds from the ordinary shares sold by the selling shareholder.

      We have granted the underwriters a 30-day option to purchase up to 265,150 additional ordinary shares on the same terms and conditions as the ordinary shares purchased in this offering solely to cover over-allotments of shares.

      Our ordinary shares are listed for trading on the Nasdaq Stock Market’s National Market under the symbol CWCO. On June 27, 2003, the last reported sale price for our ordinary shares was $15.80 per share.

      Before investing, you should review the “Risk Factors” beginning on page 10.

	Per Share	Total

Initial price to public	$	$
Underwriting discounts	$	$
Proceeds, before expenses, to Consolidated Water	$	$
Proceeds to the selling shareholder	$	$

      Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is accurate or complete. Any representation to the contrary is a criminal offense.

      Janney Montgomery Scott LLC, on behalf of the underwriters, expects to deliver the ordinary shares on or about                     , 2003.

JANNEY MONTGOMERY SCOTT LLC

WELLS FARGO SECURITIES, LLC

The date of this prospectus is                     , 2003

[Company logo and

photos of service territories]

PROSPECTUS SUMMARY
RISK FACTORS
FORWARD-LOOKING STATEMENTS
USE OF PROCEEDS
PRICE RANGE OF ORDINARY SHARES
DIVIDEND POLICY
CAPITALIZATION
DILUTION
BANK FINANCING AGREEMENTS
SELECTED CONSOLIDATED FINANCIAL INFORMATION
UNAUDITED CONDENSED PRO FORMA CONSOLIDATED FINANCIAL STATEMENTS
UNAUDITED CONDENSED PRO FORMA CONSOLIDATED BALANCE SHEET OF CONSOLIDATED WATER CO. LTD. As at March 31, 2003
UNAUDITED CONDENSED PRO FORMA CONSOLIDATED STATEMENT OF INCOME OF CONSOLIDATED WATER CO. LTD.
MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS
BUSINESS
MANAGEMENT
PRINCIPAL AND SELLING SHAREHOLDERS
FOREIGN EXCHANGE REGULATIONS AND TAXATION
MEMORANDUM AND ARTICLES OF ASSOCIATION
DESCRIPTION OF SECURITIES
UNDERWRITING
LEGAL MATTERS
EXPERTS
WHERE YOU CAN FIND MORE INFORMATION
INDEX TO FINANCIAL STATEMENTS
NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
INDEPENDENT AUDITORS’ REPORT
COMBINED BALANCE SHEETS
COMBINED STATEMENTS OF INCOME AND RETAINED EARNINGS
COMBINED STATEMENTS OF COMPREHENSIVE INCOME
COMBINED STATEMENTS OF CASH FLOWS
NOTES TO COMBINED FINANCIAL STATEMENTS
REPORT OF INDEPENDENT ACCOUNTANTS
BALANCE SHEETS
INCOME STATEMENTS
STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY
STATEMENTS OF CASH FLOWS
NOTES TO FINANCIAL STATEMENTS
PART II
INFORMATION NOT REQUIRED IN THE PROSPECTUS
SIGNATURES
CONSENT OF KPMG CHARTERED ACCOUNTANTS
CONSENT OF DELOITTE & TOUCHE
CONSENT OF PRICEWATERHOUSECOOPERS

      Until                     , all dealers that affect transactions in these securities, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to the dealer’s obligation to deliver a prospectus when acting as an underwriter and with respect to its unsold allotment or subscriptions.

PROSPECTUS SUMMARY

      This summary calls your attention to selected information in this prospectus, but may not contain all the information that is important to you. Unless otherwise indicated, all the information contained in this prospectus assumes that the underwriters will not exercise their over-allotment option. To understand this offering fully and for a more complete description of this offering, you should read this entire document carefully, including particularly the “Risk Factors” section, as well as the documents we have referred you to in the section called “Where You Can Find More Information.” Unless otherwise indicated, all dollar amounts listed in this prospectus are in United States Dollars and any references to “$” or “U.S.$” are to United States Dollars. References in this prospectus to “CI$,” “BZE$,” or “BAH$” or “BDS$” are to Cayman Islands Dollars, Belizean Dollars, Bahamian Dollars or Barbados Dollars, respectively.

Our Business

      Our company, Consolidated Water Co. Ltd., uses reverse osmosis technology to produce freshwater from seawater. We process and supply water to our customers in the Cayman Islands, Belize, Barbados, the British Virgin Islands and the Commonwealth of the Bahamas. We sell water to a variety of customers, including public utilities, commercial and tourist properties, residential properties and government facilities. For the three months ended March 31, 2003, we sold 443 million U.S. gallons of water and reported total revenue of $4.0 million and net income of $1.0 million. For the year ended December 31, 2002, we sold 640 million U.S. gallons of water and reported total revenue of $12.2 million and net income of $2.6 million.

      On February 7, 2003, we acquired interests in five companies which operate a total of seven plant facilities. These acquisitions increase our daily water production capacity in the Cayman Islands and the Commonwealth of the Bahamas and expand our geographic presence to include Barbados and the British Virgin Islands. As a result of these acquisitions, our daily capacity has more than tripled from approximately 2.9 to 10.9 million U.S. gallons per day. With one of these acquisitions, we obtained the exclusive right through 2009 to distribute the DWEERTM Energy Recovery System for use in reverse osmosis seawater desalination plants in the Caribbean basin. We believe the DWEERTM System gives us a distinct competitive advantage when bidding for new plant construction projects. (See “Recent Acquisitions”).

      Assuming our acquisitions occurred January 1, 2002, pro forma revenues would have been $21.6 million and pro forma net income would have been $4.4 million for the year ended December 31, 2002, representing increases over reported results of approximately 77.9% and 71.3%, respectively. Assuming our acquisitions occurred January 1, 2002, pro forma revenues would have been $5.5 million and pro forma net income would have been $1.2 million for the three months ended March 31, 2003, representing increases over reported results of approximately 36.5% and 17.6%, respectively. We are presenting this pro forma information to illustrate the impact that these acquisitions would have had on our operations if they had occurred on January 1, 2002. The notes to our unaudited condensed pro forma consolidated financial statements describe the adjustments made to our audited consolidated financial statements for the year ended December 31, 2002.

      The following table shows the countries in which we currently operate, the percent of our revenues, the number of water plants and the water capacity for the year ended December 31, 2002. The first column contains the percentage of our actual revenues, actual number of water plants and the water capacity attributable to each country for 2002. The second column indicates what the percentage of our revenues, including our share of net profits in equity investments, the number of water plants and the water capacity would have been in 2002 had we acquired these interests on January 1, 2002.

				Pro Forma Data
	For the year Ended			For the year Ended
	December 31, 2002			December 31, 2002

		Number of			Number of
	Revenue	Plants	Capacity**	Revenue	Plants	Capacity**

				(Assuming the recent acquisitions had
				occurred as of January 1, 2002)
Cayman Islands	86.9%	3	2.4	63.7%	6	5.3
Belize	12.1%	1	0.4	6.4%	1	0.4
Barbados	—	—	—	3.2%	1	1.3
British Virgin Islands*	—	—	—	8.4%	2	1.2
Bahamas	1.0%	1	0.1	18.3%	2	2.7

*	The British Virgin Islands company is not consolidated and the revenues reflected represent fees received.

**	Millions of U.S. gallons of water per day

Our Strategy

      Our strategy is to provide water services in areas where the supply of potable water is scarce. We have focused on the Caribbean basin and adjacent areas as our principal market because these areas have: little or no naturally occurring fresh water; limited local regulations and taxes allowing us to benefit from higher returns than more highly regulated countries; and a large proportion of tourist properties, which historically have generated higher volume sales than residential properties.

      To execute this strategy, we plan to grow our business by:

•	continuing to develop our production and distribution infrastructure and provide high quality potable water to our licensed area in the Cayman Islands;

•	expanding our existing operations in the Cayman Islands, Belize, Barbados, the British Virgin Islands and the Commonwealth of the Bahamas;

•	extending our operations to other markets outside of our current areas of operation where there is a need for potable water; and

•	broadening our existing and future operations into complementary services.

Our Address and Telephone Number

      Our company, formerly known as Cayman Water Company Limited, was incorporated in August 1973 under the laws of the Cayman Islands. Our registered office is located at Trafalgar Place, West Bay Road, Grand Cayman. Our mailing address is P.O. Box 1114GT, Grand Cayman, Cayman Islands, British West Indies and our telephone number is (345) 945-4277.

[Map of plant locations]

The Offering

Ordinary shares offered	1,200,000

Ordinary shares offered by the selling shareholder	567,662

Ordinary shares outstanding before this offering	4,275,568

Ordinary shares to be outstanding after this offering	5,475,568

Nasdaq National Market symbol	CWCO

Ordinary shares 52-week price range (through June 27, 2003)	$11.24 to $15.91

Current annualized dividend rate	$0.42 per share

Use of Proceeds	We plan to use a portion of the net proceeds of this offering, estimated to be $15.7 million, to repay some of the debt used or that will be used to finance our acquisitions. The balance of the net proceeds will be used for general corporate purposes.

Over-allotment Option	We have granted the underwriters of this offering an option to purchase from us up to an additional 265,150 ordinary shares.

Summary Consolidated Financial Information

      Set forth below is a summary of our audited consolidated financial data for each of the years in the three-year period ended December 31, 2002 and unaudited consolidated financial data for the three months ended March 31, 2003 and March 31, 2002. We believe that we have made all adjustments necessary for the fair presentation of our unaudited financial data. Our results for the interim period ended March 31, 2003 are not necessarily indicative of our results for the full year. The information is expressed in U.S. dollars. This summary financial data is derived from and should be read in conjunction with our consolidated financial statements and notes thereto and the section of this prospectus entitled “Management’s Discussion and Analysis of Financial Condition and Results of Operations” contained elsewhere in this prospectus.

      We voluntarily adopted accounting principles generally accepted in the United States of America, effective January 1, 2000. Previously, financial statements were prepared in accordance with International Financial Reporting Standards.

				Three Months Ended
	Year Ended December 31,			March 31,

	2002	2001	2000	2003(1)	2002

	(in thousands, except for			(unaudited)
	per share data)			(in thousands,
				except for
				per share data)
Consolidated Statement of Income Data:
Water sales and service income	$12,154	$11,248	$9,796	$4,019	$3,185
Cost of water sales and services	6,882	6,109	5,423	2,074	1,667

Gross profit	5,272	5,139	4,373	1,945	1,518
Indirect expenses	2,644	2,500	2,062	927	579

Income from operations	2,628	2,639	2,311	1,018	939
Other income (expenses)	(52)	126	94	6	(12)
Taxes	—	—	—	(6)	—

Net income	$2,576	$2,765	$2,405	$1,018	$927

Basic earnings per share	$0.65	$0.71	$0.68	$0.25	$0.24

Diluted earnings per share	$0.63	$0.69	$0.67	$0.24	$0.23

	As of December 31,			As of
				March 31,
	2002	2001	2000	2003

				(unaudited)
	(in thousands)			(in thousands)
Consolidated Balance Sheet Data:
Total current assets	$3,622	$2,479	$2,193	$10,270
Total assets	25,508	22,721	21,846	57,703
Current liabilities	2,107	1,942	2,393	14,718
Long term debt	2,075	1,214	1,226	18,323
Total liabilities	4,382	3,247	3,619	33,177
Stockholders’ equity	21,126	19,474	18,227	24,526

(1)	The results for the three months ended March 31, 2003 include results of the acquired companies from February 1, 2003.

Summary Unaudited Pro Forma Financial Data

      The following sets forth unaudited condensed pro forma consolidated financial data for our company for the year ended December 31, 2002 giving effect to our recent acquisitions of DesalCo Limited, DesalCo (Barbados) Ltd., Ocean Conversion (Cayman) Limited, Ocean Conversion (BVI) Ltd. and Waterfields Company Limited which are summarized in the following section entitled “Recent Acquisitions,” as if such acquisitions had been completed on January 1, 2002 for purposes of consolidated statement of income data and as if such acquisitions had been completed on March 31, 2003 for purposes of consolidated balance sheet data.

      The unaudited condensed pro forma consolidated financial statements have been prepared using the purchase method of accounting for acquisitions. The aggregate purchase price for the acquisitions, including transaction costs, was approximately $36.4 million and consisted of $34.1 million in cash and 185,714 of our ordinary shares valued at approximately $2.3 million. Our acquired interests in Ocean Conversion (BVI) have been accounted for using the equity method of accounting. Under the equity method of accounting, the investment in Ocean Conversion (BVI) is recorded at cost and adjusted for our share of earnings or losses, less dividends.

      The information for the unaudited consolidated statement of income data for the year ended December 31, 2002 has been derived from our audited consolidated financial statements, the audited combined financial statements of Ocean Conversion (Cayman), DesalCo, DesalCo (Barbados) and Ocean Conversion (BVI) and the audited financial statements of Waterfields included in this prospectus beginning at page F-1. The information for the unaudited consolidated statement of income data and the balance sheet data at and for the period ended March 31, 2003 has been derived from our unaudited consolidated financial statements and the unaudited consolidated financial statements of Waterfields Company Limited. The pro forma adjustments relating to the acquisition of these entities are based upon available information and assumptions that are considered reasonable under the circumstances. Final adjustments could differ from these adjustments.

	Year Ended	Three Months Ended
	December 31, 2002	March 31, 2003

	(unaudited)

	(in thousands, except
	for per share data)
Consolidated Statement of Income Data:
Sales	$21,623	$5,485
Cost of sales	12,840	2,956

Gross profit	8,783	2,529
Indirect expenses	4,563	1,239

Income from operations	4,220	1,290
Other income (expenses)	353	(71)
Taxes and minority interests	(158)	(23)

Net income	$4,415	$1,196

Basic earnings per share	$1.06	$.29

Diluted earnings per share	$1.03	$.28

As of
March 31, 2003

(in thousands)
Consolidated Balance Sheet Data:
Total current assets	$14,514
Total assets	68,666
Current liabilities	23,737
Long term liabilities	20,403
Total liabilities	44,140
Stockholders’ equity	24,526

Recent Acquisitions

      On February 7, 2003, we completed several acquisitions enabling us to expand our operations to the British Virgin Islands and Barbados, while increasing our presence in the Cayman Islands and the Bahamas. Specifically, we acquired equity and other interests in four companies providing potable water services in Nassau, the Bahamas; Tortola, British Virgin Islands; St. James, Barbados and the Cayman Islands and a fifth company providing management, engineering and construction services to these companies for a total purchase price of $25.5 million in cash and 185,714 of our ordinary shares. We also have an agreement to acquire an additional 13.5% of the shares of Waterfields, the acquired company providing water services in the Bahamas, for approximately $1.4 million and have also engaged in a tender offer conducted outside of the United States for an additional 64.7% of the remaining shares of Waterfields for approximately $6.7 million, bringing our holdings in Waterfields to 90.9%. We have received government approval for the Waterfields transaction and we expect to complete this transaction by July 31, 2003. In addition to the Waterfields acquisition, our recently-acquired wholly-owned subsidiary, DesalCo Limited, sold 100% of the non-voting stock of Ocean Conversion (BVI) Ltd., to Sage Water Holdings (BVI) Ltd., the remaining shareholder of Ocean Conversion (BVI), for $2.1 million cash. Upon completion of all of these transactions, we will have paid an aggregate amount of approximately $34.1 million in cash (including transaction costs) and issued 185,714 of our ordinary shares, which we are required to register with the Securities and Exchange Commission for resale.

      The following chart shows our ownership interest in these companies following completion of these acquisitions:

DesalCo Limited — Cayman Islands DesalCo (Barbados) Ltd. — Barbados

      On February 7, 2003, we acquired all of the issued and outstanding stock of DesalCo Limited, a Cayman Islands company, for approximately $11.4 million. DesalCo provides management and engineering services to Ocean Conversion (Cayman) Limited, Ocean Conversion (BVI) Ltd. and engineering services to Waterfields Company Limited. These services include all management support, including accounting, financial reporting, audit coordination, personnel management, plant management and maintenance. In addition to these management and engineering services, DesalCo owns all of the stock of DesalCo (Barbados) Ltd., a Barbados company, which operates a desalination plant for and sells desalinated water to Sandy Lane Properties Ltd. which owns a golf resort in St. James, Barbados. Sandy Lane Properties is our only customer in Barbados. The operating agreement between Sandy Lane Properties Ltd. and DesalCo was assigned to DesalCo (Barbados), although DesalCo provides some management, engineering, purchasing and other services for a fixed monthly fee and receives a share of the revenues generated by the desalination plant.

      Our wholly-owned subsidiary, DesalCo, is currently the exclusive distributor in the Caribbean basin for the DWEERTM System produced by DWEER Technology Ltd. for use in reverse osmosis seawater desalination plants through 2009. Based upon its operating specifications, the DWEERTM Energy Recovery System for reverse osmosis seawater desalination plants is one of the most energy efficient systems of its kind. The DWEERTM distributorship agreement may be terminated by DWEER Technology Ltd. if we fail to diligently promote the sale and use of the DWEERTM System or if we challenge the validity of any DWEERTM intellectual property.

Ocean Conversion (Cayman) Limited — Cayman Islands Ocean Conversion (BVI) Ltd. — British Virgin Islands

      On February 7, 2003, we purchased all of the voting stock and profit sharing rights relating to Ocean Conversion (Cayman) Limited, a Cayman Islands company, and through DesalCo, 50% of the issued and outstanding voting stock and certain profit sharing rights relating to Ocean Conversion (BVI) Ltd., a British Virgin Islands company, for approximately $14.1 million and 185,714 of our ordinary shares.

      Ocean Conversion (Cayman) sells desalinated water under various licenses and agreements to the Water Authority – Cayman, which in turn distributes the water to customers outside our exclusive licensed area via pipeline. All of the non-voting stock of Ocean Conversion (Cayman) is owned by DesalCo and was acquired by us in the DesalCo transaction as previously discussed. As a result of these two transactions, we own 100% of the voting and non-voting stock of Ocean Conversion (Cayman).

      Ocean Conversion (BVI) sells desalinated seawater on the island of Tortola to the Department of Water and Sewerage of the Ministry of Communications and Works of the British Virgin Islands government, which in turn distributes the water to customers via its own pipeline. All of the non-voting stock of Ocean Conversion (BVI) is owned by DesalCo and was acquired by us in the DesalCo transaction as previously discussed. As part of our agreement to acquire Ocean Conversion (BVI), we surrendered 18.2% of our profit sharing rights to Ocean Conversion (BVI) in return for the issuance to DesalCo of an additional 45,000 non-voting shares of Ocean Conversion (BVI). DesalCo sold these 45,000 shares of non-voting stock and all of its previously acquired shares of non-voting stock to the remaining shareholder, Sage Water Holdings (BVI) Ltd., for approximately $2.1 million in cash. We share equal control of the voting stock and the profit sharing rights of Ocean Conversion (BVI) with Sage Water Holdings and Sage Water Holdings owns all of the shares of non-voting stock of Ocean Conversion (BVI). As a result of these transactions, we hold 43.5% of the economic interests in Ocean Conversion (BVI).

Waterfields Company Limited — The Bahamas

      In connection with our acquisition of DesalCo, we acquired control of 12.7% of the stock of Waterfields Company Limited currently owned by DesalCo, as well as the engineering service agreement between Waterfields and DesalCo. Waterfields owns and operates a reverse osmosis seawater desalination plant and sells desalinated seawater on a take or pay basis to the Water & Sewerage Corporation of the Bahamas which in turn distributes the water to customers via its own pipeline. We have an agreement with Bacardi & Co. Ltd. pursuant to which we will acquire approximately 13.5% more of the stock of Waterfields and we will be assigned the management agreement between Waterfields and Bacardi for an aggregate price of $1.4 million. In addition to the transaction with Bacardi, we also have an agreement to acquire an additional 64.7% of the shares of Waterfields for approximately $6.7 million through a tender offer conducted outside the United States to the remaining shareholders of Waterfields. We have received government approval for each of these transactions and we expect to complete these transactions by July 31, 2003. As a result of the tender offer and the transactions with Bacardi and DesalCo, we will own 90.9% of the issued and outstanding shares of Waterfields. While we will not own all of the shares of Waterfields, we will control the right to appoint all of the directors of its board of directors.

RISK FACTORS

      We have described for you below all of the known material risks involved in investing in the ordinary shares which we offer under this prospectus. You should carefully consider each of the following risk factors and all of the information in this prospectus.

Our exclusive license for our service area in the Cayman Islands may not be renewed in the future and requires that we obtain prior approval for any rate increase for reasons other than inflation.

      In the Cayman Islands, we presently operate as a public water utility under an exclusive license originally issued to us in December 1979 by the government of the Cayman Islands. Our existing license expires on July 11, 2010. If we are not in default of any terms of the license, we have a right of first refusal to renew the license on terms that are no less favorable than those which the government offers to a third party. Nevertheless, we cannot assure you that we will be able to renew our license on favorable terms. We would retain ownership of our production infrastructure and substantially all of our distribution infrastructure if our license were not renewed.

      Under our existing license, we must obtain prior approval from the Cayman Islands government to increase our rates for any reason other than inflation. Our ability to raise our rates is limited by this requirement, including potential delays and costs involved in obtaining government approval for a rate increase. Failure to obtain adequate rate increases could have an adverse effect on our results of operations.

We rely on water supply agreements with our customers in Belize, the Bahamas, the British Virgin Islands and Barbados which, upon their expiration, may not be renewed or may be renegotiated on less favorable terms to us.

      We presently operate as a bulk water supplier under water sales agreements in Belize with our customer, Belize Water Services Limited, in the Bahamas with our customers, the Water & Sewerage Corporation and South Bimini International Ltd., in Barbados with our customer, Sandy Lane Properties Ltd. and in the British Virgin Islands with our customer, the Department of Water & Sewerage of the Ministry of Communications & Works of the British Virgin Islands government. Upon expiration, these agreements may not be renewed or may be renewed on less favorable terms.

We are now subject to additional water supply licenses which may not be renewed or may be renegotiated on terms unsatisfactory to us.

      As a result of our recent acquisition of Ocean Conversion (Cayman), it now operates as our subsidiary. Ocean Conversion (Cayman) sells water to the Water Authority – Cayman under three water supply licenses expiring in March 2006, November 2008 and October 2009, respectively. While we intend to renegotiate these licenses prior to expiration, we cannot provide any assurances that the government will renew these licenses or that we will be able to negotiate new licenses on satisfactory terms. Failure to renegotiate the licenses on satisfactory terms could have an adverse effect on our results of operations.

Termination of our exclusive distributorship agreement with DWEER Technology Ltd. would eliminate the competitive advantage that we presently have over our competition in obtaining new plants in the Caribbean basin.

      Our wholly-owned subsidiary, DesalCo, is currently the exclusive distributor in the Caribbean basin for the DWEERTM System produced by DWEER Technology Ltd. for use in reverse osmosis seawater desalination plants through 2009. As a result, none of our competitors are able to offer this technology when bidding for new reverse osmosis seawater desalination plants in the Caribbean basin. As the DWEERTM System is one of the most energy efficient recovery systems of its kind, the distributorship agreement with DWEER Technology Ltd. gives us a unique competitive advantage. If the distributorship agreement were terminated or not renewed on equally favorable terms, we would lose this competitive advantage, and it may be more difficult for us to obtain new contracts for plants in the Caribbean basin.

The British Virgin Islands government has taken the position that our water supply agreement is operating on a month-to month basis.

      The term of Ocean Conversion (BVI)’s existing water supply agreement in the British Virgin Islands is uncertain. Ocean Conversion (BVI) believes that the existing water supply agreement with the British Virgin Islands Water and Sewerage Department was automatically extended to May 2006 when the British Virgin Islands government did not make a required buyout payment in May 1999. The British Virgin Islands government has taken the position that the water supply agreement continues on a month-to-month basis. Thus, it is possible that the government could attempt to terminate the agreement at any time. Based upon our expected income from operations in the British Virgin Islands in 2003 using existing contract rates, we anticipate that we would lose approximately $375,000 of net income per quarter if the British Virgin Islands government terminated our agreement. While Ocean Conversion (BVI) is currently attempting to negotiate a further extension of this agreement, there is no guarantee that an extension will be granted, or that if granted, such extension will be on terms favorable to Ocean Conversion (BVI). Failure to negotiate this agreement on favorable terms to us could have an adverse effect on our result of operations.

We may not be able to successfully integrate the new assets that we acquired in the recent acquisitions.

      Increasing our size in a relatively short period of time has placed a significant strain on our management resources. Management may be required to spend additional time and money on integration that would otherwise be spent developing our business and services and may not be successful in integrating the acquired assets into our current operations. For example, integrating our new assets requires us to expand our management information systems and control our operating expenses. As a result, we cannot assure you that the acquisitions will provide us with the expected benefits. In addition, we cannot assure you that these acquisitions will not have a negative impact on our business and results of operations.

The costs of integrating our new assets may affect our ability to pay dividends.

      We have historically sought to pay cash dividends to our shareholders out of our net income on a quarterly basis if funds are available. The costs associated with integrating our new assets, however, may reduce our net income. If our net income is reduced, we will have fewer funds available to pay dividends. In addition, our bank loan agreement with Scotiabank (Cayman Islands) Ltd. requires that we pay dividends from current cash flow.

Our business is affected by tourism, weather conditions, the economies of the locations where we provide service, the U.S. and European economies and the international political climate.

      Tourist arrivals and weather conditions within our operating areas affect the demand for our water to a greater extent in the Cayman Islands and in Belize than in the Bahamas, the British Virgin Islands and Barbados. In the Cayman Islands and Belize, the highest demand is normally in the first two quarters of each calendar year. The lowest demand for water occurs in the third quarter of each calendar year. A significant percentage of tourists visiting the Cayman Islands and Belize come from the U.S. or certain European countries. In addition, development activity in our service areas in the Cayman Islands is significantly impacted by the U.S. economy. Accordingly, a significant downturn in tourist arrivals to the Cayman Islands or in the U.S. or European economies for any reason would be detrimental to our revenues and operating results. After the events of September 11, 2001, tourism decreased in the Cayman Islands and has not yet returned to historical levels. Additional terrorist activities in the United States, Europe or in the areas served by us or extended hostilities in the Persian Gulf would likely have a material adverse effect on our business and results of operations.

We may have difficulty accomplishing our growth strategy within and outside of our current operating areas.

      Even though we have an exclusive license for our present operating area in the Cayman Islands as well as supply agreements in the Cayman Islands, the Bahamas, the British Virgin Islands, Barbados and Belize, our ability to expand our operating areas is often subject to the approval of the respective governments in each location.

      Further, part of our long-term growth strategy is to expand our water supply and distribution operations to other locations outside the areas in which we normally operate. Our expansion into new locations depends on our ability to obtain necessary permits, licenses and approvals to operate in new territories in a timely and cost efficient manner.

      Our expansion to territories outside of our current operating areas includes significant risks, including the following:

•	regulatory risks, including government relations, local regulations and currency controls;

•	risks related to operating in foreign countries, including political instability, reliance on local economies, environmental or geographical problems, immigration restrictions and shortages of materials and skilled labor;

•	risks related to development of new operations, including assessing the demand for water, engineering difficulties and inability to begin operations as scheduled; and

•	risks relating to greater competition in these new territories, including the ability of our competitors to gain or retain market share by reducing prices.

      Even if our expansion plans are successful, we may have difficulty managing our growth. We cannot assure you that any new operations outside of our current operating areas will attain or maintain profitability or that the results from any new operations will not negatively affect our overall profitability.

We do not own a majority interest in Ocean Conversion (BVI).

      We recently acquired 50% of the voting shares of Ocean Conversion (BVI) which allows us to appoint three of the six directors of that company. Sage Water Holdings (BVI) Ltd., which owns the remaining 50% of the voting shares, is entitled to appoint the remaining three directors. If there is a tie vote of the directors on any matter, the president of the Caribbean Water and Wastewater Association is entitled to appoint a temporary director to break the tie. As a result, we will have to share the management of Ocean Conversion (BVI) with Sage Water Holdings. Although we will provide management and engineering services to Ocean Conversion (BVI), we will not fully control the operations of the company.

Our operations in the Caribbean could be harmed by hurricanes.

      A significant hurricane could cause major damage to our equipment and properties and the properties of our customers, including the large tourist properties in these areas. This would result in decreased revenues and profits from water sales until our damaged equipment and properties are repaired and our customers and the tourism industry returned to the status quo before the hurricane. We do not insure our underground water distribution system on the Cayman Islands.

Contamination to our water may cause disruption in our services and adversely affect our revenues.

      Our processed water may become contaminated by naturally-occurring or man-made compounds and events. In the event that a portion of our processed water is contaminated, we may have to interrupt the supply of that water until we are able to install treatment equipment or substitute the flow of water from an uncontaminated water production source. In addition, we may incur significant costs in order to treat a contaminated source of plant feed water through expansion of our current treatment facilities, or development of new treatment methods. Our inability to substitute processed water from an uncontaminated water source, or to adequately treat the contaminated plant feed water in a cost-effective manner may have an adverse effect on our revenues.

      In addition, after the events of September 11, 2001, we have taken steps to heighten employee awareness of threats to our water supply. We have and will continue to bear costs for security precautions to protect our facilities, operations and supplies. We are not aware of any specific threats to our facilities, operations or supplies. It is possible, however, that we would not be in a position to control the outcome or the costs of such events should they occur, which could have a material adverse effect on the results of our operations.

We could be negatively affected by potential government actions and regulations.

      Any government that regulates our operations may enact legislation or adopt new regulations, including but not limited to:

•	restricting foreign ownership of us;

•	providing for the expropriation of our assets by the government;

•	providing for changing water quality standards;

•	requiring unilateral changes to or renegotiation of our exclusive licenses; or

•	causing currency exchange fluctuations or devaluations or changes in tax laws.

We rely heavily on the efforts of several key employees.

      Our success depends upon the abilities of our executive officers. In particular, the loss of the services of Jeffrey Parker, our Chairman and Chief Executive Officer, or Fredrick McTaggart, our President, Chief Operating Officer and Chief Financial Officer, could be detrimental to our operations and our continued success. Although Messrs. Parker and McTaggart entered into three-year employment agreements commencing in 1998 and 2000, respectively, and which automatically extend every year for an additional one-year term, we cannot guarantee that Messrs. Parker or McTaggart will continue to work for us during the terms of their agreements. Also, none of our employees has entered into a non-compete agreement with us.

Provisions in our articles of association and an option deed adopted by our board of directors may discourage a change in control and may make it more difficult for you to sell your ordinary shares.

      Our articles of association include provisions which may discourage or prevent a change in control. For instance, our board of directors consists of three groups and each group serves a staggered term of three years. Also, our board of directors may refuse to register any transfer of shares on our books for any reason.

      We have also adopted an option deed, which is similar to a poison pill. The option deed may discourage a change in control by causing substantial dilution to a person or group who attempts to acquire us on terms not approved by the board of directors. The option deed will expire on July 31, 2007.

      As a result of these provisions, you may not have an opportunity to sell your ordinary shares at a higher market price, which, at least temporarily, typically accompanies attempts to acquire control of a company through a tender offer, open market purchases or otherwise.

There may be a risk of variation in currency exchange rates.

      Although we report our results in United States dollars, the majority of our revenue is earned in Cayman Islands dollars and Belizean dollars. Prior to our acquisition of control of Waterfields, our Bahamas revenue was earned in United States dollars. As a result of our acquisition of control of Waterfields, we now earn a majority of our Bahamas revenue in Bahamian dollars. In addition, as a result of our recent acquisitions, we also earn revenue in the British Virgin Islands whose currency is in United States dollars and Barbados, whose currency is in Barbados dollars. All of the currencies in our operating areas have been fixed to the United States dollar for over 20 years. As a result, we do not intend to hedge against any exchange rate risk associated with our reporting in United States dollars. If any of these fixed exchange rates becomes a floating exchange rate, however, our results of operations could be adversely affected.

Service of process and enforcement of legal proceedings commenced against us in the United States may be difficult to obtain.

      Service of process on us and our directors and officers, fourteen out of seventeen of whom reside outside the United States, may be difficult to obtain within the United States. Also, since substantially all of our assets are currently located outside the United States, any judgment obtained in the United States against us may not be collectible.

      Based upon the advice of our Cayman Islands legal counsel, Charles Adams, Ritchie & Duckworth, there is no reciprocal statutory enforcement of foreign judgments between the United States and the Cayman Islands, so foreign judgments originating from the United States are not directly enforceable in the Cayman Islands. A prevailing party in a United States proceeding against us or our officers or directors would have to initiate a new proceeding in the Cayman Islands using the United States judgment as evidence of the party’s claim. A prevailing party could rely on the summary judgment procedures available in the Cayman Islands, subject to available defenses in the Cayman Islands courts, including, but not limited to, the lack of competent jurisdiction in the United States courts, lack of adequate service of process in the United States proceeding, and the possibility that enforcement or recognition of the United States judgment would be contrary to the public policy of the Cayman Islands.

      Based upon the advice of our Cayman Islands legal counsel, Charles Adams, Ritchie & Duckworth, depending on the nature of damages awarded, civil liabilities under the Securities Act of 1933 or the Securities Exchange Act of 1934 for original actions instituted outside the Cayman Islands may or may not be enforceable. For example, a United States judgment awarding remedies unobtainable in any legal action in the courts of the Cayman Islands (for example, treble damages, which would probably be regarded as penalties), would not likely be enforceable under any circumstances.

Shares eligible for future sale under Rule 144 of the Securities Act may adversely affect the market price of our ordinary shares.

      Before this offering, there were 4,275,568 ordinary shares issued and outstanding. With the exception of 955,041 ordinary shares held by our officers, directors, ten percent (10%) shareholders and other affiliates (as such term is defined under the Securities Act of 1933), 3,104,813 of the issued and outstanding ordinary shares may be immediately sold without registration under the Securities Act of 1933, as amended. These shares may be sold under Rule 144 or under the exemption provided by Section 4(1) of the Securities Act for transactions by any person other than an issuer, underwriter or dealer. Of the 955,041 ordinary shares held by our officers, directors, ten percent (10%) shareholders and other affiliates, 889,432 shares are eligible for resale in compliance with Rule 144, including the 567,662 ordinary shares held by the selling shareholder. Any substantial sale of the ordinary shares under Rule 144, or otherwise, may have an adverse effect on the market price of the ordinary shares. In connection with our recent acquisitions, we are obligated to file a registration statement with the Securities and Exchange Commission for the 185,714 shares issued to one of the sellers by June 30, 2003. The registration statement will also cover 30,000 shares acquired by one of our consultants.

You will incur immediate and substantial dilution of the book value of your investment in our ordinary shares.

      The offering price of our ordinary shares is substantially more than the book value per ordinary share. As a result, a purchaser of ordinary shares pursuant to this offering will experience immediate and substantial dilution of $9.06 per ordinary share in book value from the assumed offering price of $14.75 per ordinary share.

FORWARD-LOOKING STATEMENTS

      We discuss in this prospectus and in documents which we have incorporated into this prospectus by reference matters which are not historical facts, but which are “forward-looking statements.” We intend these forward-looking statements to qualify for the safe harbor from liability established by the Private Securities Litigation Reform Act of 1995. These forward-looking statements include, but are not limited to, our future plans, objectives, expectations and events, assumptions and estimates about us and our industry in general.

      The forward-looking statements in this prospectus reflect what we currently anticipate will happen. What actually happens could differ materially from what we currently anticipate will happen. We are not promising to make any public announcement when we think forward-looking statements in this prospectus are no longer accurate whether as a result of new information, what actually happens in the future or for any other reason.

      Important matters that may affect what will actually happen include, but are not limited to, tourism in the areas we service, our ability to manage, integrate and realize the benefits from our recent acquisitions, scheduled new construction within our licensed areas, the U.S. and Caribbean economies, regulatory matters, weather conditions in the Caribbean, availability of capital for expansion of our operations, and other factors described in the “Risk Factors” section above, as well as elsewhere in this prospectus.

USE OF PROCEEDS

      Assuming an offering price of $14.75 per share, we estimate that the net proceeds to us from the sale of 1,200,000 ordinary shares offered by us in this prospectus, after deducting underwriters’ discounts and commissions and estimated offering expenses, will be approximately $15,676,500 (approximately $19,374,191 if the underwriters exercise the over-allotment option in full). We will not receive any proceeds from the sale of the ordinary shares by the selling shareholder. We intend to use the net proceeds from this offering to repay the current balance of approximately $6,556,126 on the six-month bridge loan under our Scotiabank (Cayman Islands) Ltd. facility used to finance the recent acquisitions as well as the $8,113,020 that we anticipate drawing down to complete our acquisition of Waterfields described in “Recent Acquisitions.” The balance of the net proceeds will be used for general corporate purposes. The six-month loan currently bears interest at a variable rate and the balance is due on August 6, 2003. The interest rate to date has ranged from 4.06% to 4.09%.

PRICE RANGE OF ORDINARY SHARES

      Our ordinary shares are listed on the Nasdaq National Market and trade under the symbol “CWCO.” On June 2, 2003, we had 578 holders of record of the ordinary shares. Listed below for the periods indicated are the high and low closing bid prices for the ordinary shares on the Nasdaq National Market for the periods indicated. The high and low bid prices in the table reflect interdealer prices, without retail mark-up, mark-down or commission and may not necessarily represent actual transactions.

	High	Low

Five Most Recent Fiscal Years
Year ended December 31, 1998	$8.250	$5.250
Year ended December 31, 1999	8.000	6.000
Year ended December 31, 2000	8.016	6.000
Year ended December 31, 2001	11.900	6.875
Year ended December 31, 2002	15.200	11.240

2001
First Quarter	$9.500	$6.875
Second Quarter	9.820	8.188
Third Quarter	11.720	8.900
Fourth Quarter	11.900	10.000

2002
First Quarter	$14.750	$11.490
Second Quarter	15.100	13.130
Third Quarter	15.200	11.240
Fourth Quarter	14.740	11.581

Most Recent Six Months
December 2002	$14.740	$13.410
January 2003	15.470	14.550
February 2003	14.760	14.180
March 2003	15.050	13.770
April 2003	14.890	13.500
May 2003	14.745	14.180
Through June 27, 2003	15.91	14.200

DIVIDEND POLICY

      We have paid cash dividends on our ordinary shares since 1985. Our board of directors’ policy has been to pay cash dividends out of accumulated profits on a quarterly basis if funds are available. Our board of directors established a policy, although not a binding obligation, that, subject to their annual review, we will maintain a dividend pay-out ratio in the range of 50% to 60% of net income. Our payment of any future cash dividends, however, will still depend upon our earnings, financial condition, capital demand and other factors, including the condition in our loan agreement with Scotiabank, that dividends be paid from current cash flow. Our board of directors declares and approves all interim dividends. It is a requirement of our Articles of Association for the board of directors to seek shareholder approval of the final dividend, if any, at the annual meeting of our shareholders.

      We pay dividends directly to those shareholders holding ordinary shares in their respective names. With respect to shareholders holding ordinary shares in street name, we distribute the dividend payment to the Depository Trust Company as paying agent for those shareholders.

      In December 2001, we increased our per share dividend from $0.10 to $0.105 per quarter and paid dividends in this amount during the year ended December 31, 2002.

      On May 28, 2003, President Bush signed into law the Jobs and Growth Tax Relief Reconciliation Act of 1993 (the “Act”). The Act makes significant changes in the treatment of dividends. Prior to the passage of the Act, dividends had been treated in the same manner as other ordinary income and taxed at the individual’s highest marginal bracket. The Act treats dividends from domestic corporations and “qualified foreign corporations” in the same manner as long-term capital gains (at maximum rates through 2008 of fifteen percent (15%)). This reduced rate on dividends expires on December 31, 2008 and is retroactive to January 1, 2003. A dividend for purposes of U.S. federal income taxation are distributions out of current or accumulated earnings and profits determined under U.S. federal income tax principles.

CAPITALIZATION

      The following table shows our capitalization as of April 30, 2003:

•	on an actual basis;

•	on a pro forma basis giving effect to the purchase of 11,758 shares of Waterfields from Bacardi & Co. and through our tender offer, for approximately $8.1 million, which we expect to complete on or before July 31, 2003.

•	on a pro forma as adjusted basis to reflect the net proceeds of approximately $15.7 million from the sale by us of 1,200,000 ordinary shares in this offering at an assumed price of $14.75 per share after deducting underwriting discounts and commissions and estimated offering expenses.

      This information should be read in conjunction with the audited consolidated financial statements and related notes thereto appearing elsewhere in this prospectus.

	April 30, 2003(3)

			Pro Forma
	Actual	Pro Forma	As Adjusted

	(in thousands)
Bank indebtedness	—	—	—
Current portion of long-term debt(1)	$12,299	$19,750	$4,073
Long-term debt(1)(2)	18,323	18,985	18,985
Other long-term liabilities	136	136	136
Stockholders’ equity
Class A and B Ordinary Shares par value $1.20 per share 9,900,000 authorized; 4,275,568 issued and outstanding	5,131	5,131	6,571
Redeemable Preference Shares par value $1.20 per share 100,000 authorized; 18,914 issued and outstanding	22	22	22
Stock and options earned but not issued	60	60	60
Additional paid in capital	10,487	10,487	24,724
Retained earnings	9,312	9,312	9,312

Stockholders’ equity	25,012	25,012	40,689

Total Capitalization	$55,770	$63,883	$63,883

(1)	We repaid $1.5 million of our six-month bridge loan with Scotiabank on June 10, 2003 and we repaid our entire $979,000 loan with European Investment Bank on June 20, 2003.

(2)	All of our long term debt is secured. As part of the acquisition of our interests in Ocean Conversion (Cayman) Limited, we agreed to indemnify the seller in respect of a guarantee given by the seller to the bank of N. T. Butterfield & Son Ltd. for 100% of the borrowings of Ocean Conversion (Cayman) Limited totaling U.S. $2.4 million. We are in the process of refinancing Ocean Conversion (Cayman) Limited’s loan with Scotiabank (Cayman Islands) Ltd. and we will guarantee 100% thereof. In addition, as part of the acquisition of our interests in Ocean Conversion (BVI) Ltd., we agreed to indemnify the seller in respect of a guarantee given by the seller to the bank of N. T. Butterfield & Son Ltd. for 55% of the borrowings of Ocean Conversion (BVI) Ltd. totaling US$1.25 million. We are in the process of refinancing Ocean Conversion (BVI) Ltd’s loan with Scotiabank (Cayman Islands) Ltd. and we will guarantee 50% thereof. None of our other long term debt is guaranteed.

(3)	Significant changes in our capitalization from the date of the unaudited condensed pro forma consolidated balance sheet dated March 31, 2003, are limited to the exercise of options for 35,609 ordinary shares with exercise prices of $7.88 and $7.10. The total par value and additional paid in capital recorded on exercise were approximately $43,000 and $234,000, respectively.

DILUTION

      Our net book value at March 31, 2003 was $24,526,347, or $5.78 per ordinary share. Net book value per share represents the amount of total assets less total liabilities, divided by the number of our ordinary shares outstanding on March 31, 2003. After giving effect to the sale of the 1,200,000 ordinary shares offered by us at an assumed public offering price of $14.75 per share less estimated offering expenses, including underwriting discounts and commissions, our pro forma book value as of March 31, 2003 would have been approximately $40,202,847, or $7.39 per share. This represents an immediate increase in pro forma net book value of $1.61 per share to existing shareholders and an immediate dilution of $7.36 per share to new investors purchasing our ordinary shares in this offering. Therefore, investors purchasing ordinary shares in the offering would have paid $14.75 for an ordinary share having a pro forma net book value of $7.39 per share after the offering. The following table illustrates this dilution but does not give effect to the exercise of the underwriter’s over-allotment option in the offering:

Assumed public offering price per share		$14.75
Net book value per share before this offering	$5.78
Increase attributable to this offering	$1.61
Pro forma book value after this offering		$7.39
Book value dilution per share to new investors in this offering		$7.36

      The following tables show a comparison between the effective cash cost of shares and options acquired by our directors or senior management during the last five years and the price of the ordinary shares in this offering:

	Shares Acquired
				Percentage of
	Number	Percentage	Total Consideration	Total Consideration

Shareholders Purchasing in this Offering	1,200,000	22.1%	$17,700,000(1)	82.2%
Directors and Senior Management	443,478(2)	8.2%	$3,833,229	17.8%

(1)	Assumes an offering price of $14.75 per share and no exercise of the underwriter’s over-allotment option.

(2)	Assumes the exercise of an aggregate of 399,285 options to acquire ordinary shares by our directors and senior management.

BANK FINANCING AGREEMENTS

      On February 7, 2003, we entered into a loan agreement with Scotiabank (Cayman Islands) Ltd. to finance the recent acquisitions and refinance a portion of our existing debt. The facilities are comprised of the following:

•	$2 million revolving line of credit bearing interest at the floating base rate as established by Cayman Island Class A licensed banks from time to time. The present interest rate is 5.25%.

•	$20 million seven-year term loan bearing interest at an annually adjusted floating rate of LIBOR plus 1.5% to 3%, depending on the ratio of our consolidated debt to our consolidated earnings before interest, taxes, depreciation and amortization. The present interest rate is 4.06%.

•	$17.1 million six-month bridge term loan bearing interest on the same basis as the seven-year term loan. The present interest rate is 4.06%.

      We have used the proceeds from these facilities to refinance our existing debt, for working capital and to finance our recent acquisitions. As of February 28, 2003, we have drawn down $28,056,126 from our Scotiabank facilities. We anticipate drawing down approximately $8,113,020 in additional funds to complete our acquisition of Waterfields. We intend to use a portion of the net proceeds from this offering to repay the current balance of approximately $6,556,126 borrowed under the six-month bridge term loan described above as well as the $8,113,020 that we anticipate drawing down to complete our acquisition of Waterfields.

      We are required to make monthly payments of interest for all borrowings under the revolving line of credit and quarterly payments of interest for all amounts drawn down under the two term loans. We are obligated to make 28 equal quarterly payments of principal under the seven-year term loan and all amounts borrowed under the six-month term loan must be repaid as of August 6, 2003.

      We have collateralized all borrowings under the three facilities by providing Scotiabank with a first lien on all of our assets, including the capital stock we acquired in our recent acquisitions.

      The loan agreement for the three facilities contains standard terms and conditions for similar bank loans made in the Cayman Islands, including acceleration of the repayment of all borrowings either upon the demand of Scotiabank or in the event of default under the loan agreement. In addition, we will require consent of Scotiabank, which may not be unreasonably withheld, before we do any of the following:

•	enter into a merger, acquire or change our line of business;

•	incur any additional borrowings, enter into guarantees or other contingent liabilities or further encumber our assets;

•	make any advances to our shareholders or affiliates; or

•	make aggregate capital expenditures in excess of $2 million during any fiscal year.

SELECTED CONSOLIDATED FINANCIAL INFORMATION

      We voluntarily adopted accounting principles generally accepted in the United States of America, effective January 1, 2000. Previously, financial statements were prepared in accordance with International Financial Reporting Standards.

      The consolidated financial information includes the accounts of our wholly-owned subsidiaries. The operating results of these subsidiaries have been included in the financial statements since the date of acquisition. All inter-company balances and transactions have been eliminated.

      Set forth below is selected financial data based upon our consolidated financial statements. The table contains information (expressed in U.S. dollars) derived from our audited consolidated financial statements for each of the years in the three-year period ended December 31, 2002 and unaudited consolidated financial data for the three months ended March 31, 2003 and March 31, 2002. We believe that we have made all adjustments necessary for the fair presentation of our unaudited financial data. Our results for the interim period ended March 31, 2003 are not necessarily indicative of our results for the full year. This selected financial data should be read in conjunction with the more detailed financial statements and related notes beginning on page F-1 of this prospectus.

				Three Months Ended
	Year Ended December 31,			March 31,

	2002	2001	2000	2003(1)	2002

	(in thousands, except for			(Unaudited)
	per share data)
				(in thousands,
				except for
				per share data)
Consolidated Statement of Income Data:
Water sales and service income	$12,154	$11,248	$9,796	$4,019	$3,185
Cost of water sales and services	6,882	6,109	5,423	2,074	1,667

Gross profit	5,272	5,139	4,373	1,945	1,518
Indirect expenses	2,644	2,500	2,062	927	579

Income from operations	2,628	2,639	2,311	1,018	939
Other income (expenses)	(52)	126	94	6	(12)
Taxes	—	—	—	(6)	—

Net income	$2,576	$2,765	$2,405	$1,018	$927

Basic earnings per share	$0.65	$0.71	$0.68	$0.25	$0.24

Diluted earnings per share	$0.63	$0.69	$0.67	$0.24	$0.23

	As of December 31,			As of
				March 31,
	2002	2001	2000	2003

				(Unaudited)
	(in thousands)			(in thousands)
Consolidated Balance Sheet Data:
Total current assets	$3,622	$2,479	$2,193	$10,270
Total assets	25,508	22,721	21,846	57,703
Current liabilities	2,107	1,942	2,393	14,718
Long term debt	2,075	1,214	1,226	18,323
Total liabilities	4,382	3,247	3,619	33,177
Stockholders’ equity	21,126	19,474	18,227	24,526

(1)	The results for the three months ended March 31, 2003 include results of the acquired companies from February 1, 2003.

UNAUDITED CONDENSED PRO FORMA CONSOLIDATED FINANCIAL STATEMENTS

      The unaudited condensed pro forma consolidated financial statements are presented to give effect to transactions which were completed in February 2003 or which we anticipate completing on or before June 30, 2003 with the shareholders of DesalCo Limited (“DesalCo”), DesalCo (Barbados) Ltd. (“DesalCo (Barbados)”), Ocean Conversion (Cayman) Limited (“Ocean Conversion (Cayman)”), Ocean Conversion (BVI) Ltd. (“Ocean Conversion (BVI)”) and Waterfields Company Limited (“Waterfields”). DesalCo, DesalCo (Barbados), Ocean Conversion (Cayman), Ocean Conversion (BVI) and Waterfields are herein referred to as the “acquired companies” and the transactions collectively as the “recent acquisitions”.

      As of March 31, 2003, we owned 100% of DesalCo and its wholly owned subsidiary, DesalCo (Barbados), 100% of Ocean Conversion (Cayman) and 43.5% of Ocean Conversion (BVI). Additionally, as of March 31, 2003, we had 50% of the profit sharing rights of Ocean Conversion (BVI). After completion of the remainder of the recent acquisitions, we will own 90.9% of Waterfields.

      In accordance with Article 11 of Regulation S-X, an unaudited condensed pro forma consolidated balance sheet is being presented as of March 31, 2003 as if the remaining recent acquisitions had occurred on March 31, 2003 and an unaudited condensed pro forma consolidated statement of income is being presented for the year ended December 31, 2002 and the period ended March 31, 2003 as if the recent acquisitions had occurred on January 1, 2002.

      The unaudited condensed pro forma consolidated financial statements at March 31, 2003 and for the period then ended are based on unaudited financial records of our company and Waterfields Company Limited. The unaudited condensed pro forma consolidated statement of income at December 31, 2002 is based on our audited historical consolidated financial statements and the audited historical financial statements and combined financial statements of the acquired companies as of and for the year ended December 31, 2002. Our audited and unaudited historical financial statements and those of the acquired companies used in the preparation of these unaudited condensed pro forma consolidated financial statements were all prepared in accordance with United States generally accepted accounting principles. Audits were conducted in accordance with United States generally accepted auditing standards. The audited and unaudited financial statements or audited combined financial statements of each of the acquired companies, and the audit reports thereon where applicable, are included within this document and should be read in conjunction with the unaudited pro forma consolidated financial statements.

      We used the purchase method of accounting to account for the acquisitions. Under the purchase method of accounting, the total estimated purchase price, calculated as described in Note 2 to the unaudited condensed pro forma consolidated financial statements, is allocated to the net tangible and intangible assets of each of the recent acquisitions based on fair values. Our acquired interests in Ocean Conversion (BVI) have been accounted for using the equity method of accounting. Under the equity method of accounting, our investment in Ocean Conversion (BVI) is recorded at cost and adjusted for our share of earnings or losses, less dividends.

      The unaudited condensed pro forma consolidated financial statements, including the pro forma adjustments and explanatory notes thereto, are for illustrative purposes only. In the opinion of management, the unaudited condensed pro forma consolidated financial statements include all adjustments necessary to present fairly the results of the periods presented. The unaudited condensed pro forma consolidated financial statements are not intended to represent or be indicative of our consolidated results of operations or financial condition that would have been reported had the recent acquisitions been completed as of the dates presented, and should not be taken as representative of our future consolidated results of operations or financial condition.

UNAUDITED CONDENSED PRO FORMA CONSOLIDATED BALANCE SHEET

OF CONSOLIDATED WATER CO. LTD.
As at March 31, 2003

			Pro Forma				Pro Forma
	CWCO	WCL	Adjustments and Notes*				Consolidated

ASSETS
Current Assets:
Cash and cash equivalents	$3,723,974	$478,305	2,120,250	a			$6,322,529
Accounts receivable	2,770,139	878,179					3,648,318
Inventory	946,429	604,954					1,551,383
Prepaid expenses and deposits	448,934	162,337					611,271
Deferred expenditures	1,300,401						1,300,401
Current portion of loans receivable	1,080,127	—					1,080,127

Total Current Assets	10,270,004	2,123,775					14,514,029
Loans receivable	4,045,385	—					4,045,385
Property, plant and equipment	21,062,174	7,552,802					28,614,976
Investment in affiliates	13,349,712	—	(2,120,250	)a	(1,012,501	)b	10,216,961
Intangible assets	6,301,893	—					6,301,893
Goodwill	2,673,733	—			2,299,102	b	4,972,835

Total Assets	$57,702,901	$9,676,577					$68,666,079

LIABILITIES AND STOCKHOLDERS’ EQUITY
Current Liabilities:
Accounts payable and other liabilities	2,418,809	414,112					2,832,921
Current portion of long term debt	12,298,653	492,694			8,113,020	b	20,904,367

Total Current Liabilities	14,717,462	906,806					23,737,288
Long term debt	18,322,857	1,259,960					19,582,817
Other long term liabilities	136,235	—					136,235
Minority interests in Waterfields	—	—			683,392	b	683,392
Profit sharing provision	—	—					—

Total Liabilities	33,176,554	2,166,766					44,139,732
Stockholders’ Equity
Redeemable preferred stock	22,697	—					22,697
Common stock	5,087,951	769,000			(769,000	)b	5,087,951
Stock and options earned but not issued	60,270						60,270
Additional paid in capital	10,253,420	6,710,375			(6,710,375	)b	10,253,420
Retained earnings	9,102,009	30,436			(30,436	)b	9,102,009

Total Stockholders’ Equity	24,526,347	7,509,811					24,526,347

Total Liabilities and Stockholders’ Equity	$57,702,901	$9,676,577					$68,666,079

*	The letters refer to a description of the pro forma adjustments in Note 4.

See accompanying notes to the unaudited condensed pro forma consolidated financial statements.

UNAUDITED CONDENSED PRO FORMA CONSOLIDATED STATEMENT OF INCOME

OF CONSOLIDATED WATER CO. LTD.
For the year ended December 31, 2002

				Pro Forma						Pro Forma
	CWCO	WCL	Combined**	Adjustments and Notes*						Consolidated

Water sales	$12,154,689	$4,086,872	$12,247,281	$(5,427,108	)c	(2,281,486	)d(i)			$20,780,248
Service and other operating income			483,406	563,311	e	(202,045	)d(ii)	(1,680	)d(iii)	842,992

Total revenue	12,154,689	4,086,872	12,730,687							21,623,240
Cost of sales	(6,882,177)	(2,552,496)	(6,589,779)	1,558,058	c	2,281,486	d(i		) (655,235)f	(12,840,143)

Gross profit	5,272,512	1,534,376	6,140,908							8,783,097
Indirect expenses	(2,644,004)	(926,406)	(1,367,480)	508,265	c	202,045	d(ii)	(334,975	)g	(4,562,555)

Income from operations	2,628,508	607,970	4,773,428							4,220,542
Other income (expenses)
Interest and other income	51,788	9,172	869,679	(24,539	)c	(38,220	)d(iv)			867,880
Interest expense	(103,986)	(103,389)						(1,685,385	)g	(1,892,760)
Profit sharing			(1,307,080)	815,526	c	491,554	h			—
Equity in net income of OC(BVI)			—	1,377,650	c					1,377,650

	(52,198)	(94,217)	(437,401)							352,770
Net income before income taxes and minority interest	2,576,310	513,753	4,336,027							4,573,312

Income taxes	—	—	(111,232)							(111,232)
Minority interest in Waterfields	—	—	—			(46,906	)b			(46,906)

Net income	$2,576,310	$513,753	$4,224,795					7		$4,415,174

Basic earnings per share	$0.65							5		$1.06
Diluted earnings per share	$0.63							5		$1.03
Weighted average number of common stock used in the determination of:
Basic earnings per share	3,969,861									4,151,575

Diluted earnings per share	4,087,532									4,269,246

*	The letters refer to a description of the pro forma adjustments in Note 4.

**	The combined accounts represent a combination of the financial statements of DesalCo Limited and subsidiary (DesalCo (Barbados) Ltd.), Ocean Conversion (Cayman) Limited, and Ocean Conversion (BVI) Ltd.

See accompanying notes to the unaudited condensed pro forma consolidated financial statements.

UNAUDITED CONDENSED PRO FORMA CONSOLIDATED STATEMENT OF

INCOME OF CONSOLIDATED WATER CO. LTD.
For the three months ended March 31, 2003

			Pro Forma						Pro Forma
	CWCO	WCL	Adjustments and Notes*						Consolidated

Water sales	$3,824,093	$1,079,474	547,452	i	(208,332	)d(i)			$5,242,687
Service and other operating income	194,632		130,269	i	(82,497	)d(ii)			242,404

Total revenue	4,018,725	1,079,474							5,485,091
Cost of sales	(2,074,039)	(711,904)	(352,585	)i	208,332	d(i)	(25,964	)f	(2,956,160)

Gross profit	1,944,686	367,570							2,528,931
Indirect expenses	(926,635)	(199,590)	(188,469	)i	82,497	d(ii)	(7,287	)g	(1,239,484)

Income from operations	1,018,051	167,980							1,289,447
Other income (expenses)
Other income	44,560	1,593	5,243	i					51,396
Interest expense	(293,383)	(15,506)					(200,848	)g	(509,737)
Profit sharing	62,334	—	32,607	i					94,941
Equity in net income of OC(BVI)	192,429		100,365	i					292,794

	5,940	(13,913)							(70,606)
Net income before income taxes and minority interest	1,023,991	154,067							1,218,841

Income taxes	(5,993)	—	(2,447	)i					(8,440)
Minority interest in Waterfields	—	—			(14,175	)b			(14,175)

Net income	$1,017,998	$154,067							$1,196,226

Basic earnings per share	$0.25						5		$.29
Diluted earnings per share	$0.24						5		$.28
Weighted average number of common stock used in the determination of:
Basic earnings per share	4,121,698								4,190,047

Diluted earnings per share	4,251,195								4,323,544

*	The letters refer to a description of the pro forma adjustments in Note 4.

See accompanying notes to the unaudited condensed pro forma consolidated financial statements.

NOTES TO THE CONDENSED UNAUDITED PRO FORMA

CONSOLIDATED FINANCIAL STATEMENTS

1.	Basis of presentation

      The unaudited condensed pro forma consolidated financial statements are prepared in accordance with Article 11 of Regulation S-X. Since our historical financial statements and those of each of the acquired companies were prepared in accordance with United States generally accepted accounting principles and the accounting policies are substantially comparable, management did not make any accounting policy conformance adjustments to the unaudited condensed pro forma consolidated financial statements.

      These unaudited condensed pro forma consolidated financial statements reflect management’s preliminary allocation of the purchase price. Property, plant and equipment, investments in affiliates, intangible assets and goodwill have all been assigned preliminary allocations which are subject to the completion of management’s review of the estimated replacement costs of property, plant and equipment and the anticipated discounted cash flows of existing contracts. Management expects to complete the process of allocating the purchase price within one year of the date of the acquisitions.

      Transactions and balances between any of the companies, including us and each of the acquired companies have been eliminated in the preparation of the unaudited condensed pro forma consolidated financial statements.

      The Bahamian dollar amounts presented for Waterfields Company, Ltd. in its primary financial statements are identical to the U.S. dollar amounts presented in the pro forma financial statements because the official fixed exchange rate for conversion of U.S. dollars into Bahamian dollars as determined by the Central Bank of the Bahamas has been fixed since 1973 at U.S. $1.00 = BAH $1.00.

2.	Acquisitions and Purchase Price Allocation

      We acquired interests in five companies consisting of DesalCo Limited, DesalCo (Barbados) Ltd., Ocean Conversion (Cayman) Ltd., Ocean Conversion (BVI) Ltd., and Waterfields Company Limited. The incorporation of DesalCo’s significant engineering and plant construction experience into our consolidated company will enable us to participate in future bids for larger plants as both an original equipment manufacturer and as an operator. The acquisition of DesalCo (Barbados), Ocean Conversion (BVI) and Waterfields gives us greater geographical diversification, thereby spreading political and weather risks. Finally, the acquisition of Ocean Conversion (Cayman) makes us the sole operator of reverse osmosis seawater desalination plants supplying potable water by pipeline in Grand Cayman.

      The excess of the purchase price over the value of the tangible and intangible assets and liabilities assumed results in goodwill of $4,972,835. Management negotiated the individual purchase agreements based on the deemed value of the established business in each jurisdiction as well as the potential to further expand into each geographic market. In certain jurisdictions, management believes there is a significant shortage of potable water, however, new entries into these markets are difficult and costly. The successful completion of the recent acquisitions will not only allow us to expand our present business, but also to further expand into markets with high demand.

NOTES TO THE CONDENSED UNAUDITED PRO FORMA
CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

      The following table illustrates the purchase consideration and allocation of the purchase price to the tangible and intangible assets and liabilities acquired in the recent acquisitions:

Purchase price
Cash consideration, including acquisition costs of $500,000	$34,113,742
Issuance of 185,714 ordinary shares to selling shareholders	2,291,711

Total purchase price	36,405,453
Less: proceeds from sale of non-voting Ocean Conversion (BVI) shares	(2,120,250)

Net purchase price of acquisitions, including acquisition costs and non-cash consideration	$34,285,203
Allocated to:
Historical book value of assets and liabilities as follows:
Current assets	$7,253,427
Property, plant and equipment	8,314,326
Investment in affiliate — Ocean Conversion (BVI)	9,898,949
Intangible assets	4,868,861
Other assets	4,224,145

Total assets acquired	34,559,708
Current liabilities	(1,560,468)
Long term debt and liabilities	(3,631,872)

Total liabilities assumed	(5,192,340)
Net assets acquired	29,367,368
Adjustments:
Relocation and termination costs	(55,000)

Total allocation	$29,312,368

Excess purchase price over allocation to identifiable assets and liabilities (goodwill)	$4,972,835

      The preliminary purchase price allocation performed by management assumes that fair value approximates the carrying value of net tangible assets as reflected in the audited financial statements of each of the acquired companies. Specifically, due to the recent or pending nature of the transactions, management has not assigned fair values to property, plant and equipment based on net replacement value. The fair value of intangible assets is based on management’s estimates using discounted cash flow techniques at a discount rate of 15%. The estimates used in the valuation of intangible assets were based upon assumptions believed to be reasonable, but which are inherently uncertain and unpredictable. Assumptions may be incomplete or inaccurate and unanticipated events and circumstances may occur. Accordingly, actual results may vary from those presented.

3.	Intangible assets

      In conjunction with the purchase price allocation indicated in note 2, management has identified and assigned fair values, based on estimated discounted cash flows, to the following intangible assets:

(a) Management Services Agreement between DesalCo and Ocean Conversion (BVI) valued at $650,978 with effect through May 31, 2006. Management has determined that the management services agreement has an indefinite life as both the intent and ability to renew the agreement with minimal cost is present based on DesalCo’s 50% voting rights on the board of directors of Ocean Conversion (BVI).

NOTES TO THE CONDENSED UNAUDITED PRO FORMA
CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

(b) DWEER Distributor Agreement between DesalCo and DWEER Technology Ltd. valued at $239,263 with effect through September 2009. The fair value is amortized over the remaining term of the agreement based on estimated economic benefits.

(c) Water Production and Supply License between us and Water-Authority Cayman for the Red Gate Road plant valued at $3,870,952 with effect through November 2008. The fair value is amortized over the remaining term of the agreement based on estimated economic benefits.

(d) Water Production and Supply License between us and Water-Authority Cayman for the North Sound Road plant valued at $107,668 with effect through October 2009. The fair value is amortized over the remaining term of the agreement based on estimated economic benefits.

4.     Pro forma adjustments

      The significant pro forma adjustments applied to the historical financial statements in the preparation of the unaudited condensed pro forma consolidated financial statements have been prepared based on the following:

(a) To reflect the proceeds from the sale of 165,000 non-voting Ocean Conversion (BVI) shares at a price of $12.85 per share.

(b) Our 12.7% interest in Waterfields was recorded using the cost basis of accounting at March 31, 2003. We have negotiated to purchase an additional 78.2% of the outstanding interests in Waterfields. This adjustment presents our investment in Waterfields on the consolidation method of accounting. The total consideration paid to the selling shareholders for 90.9% of Waterfields was $9,125,521. The excess of the purchase price over 90.9% of the net assets of Waterfields at March 31, 2003 of $2,299,102 was recorded as goodwill and a minority interest equal to the remaining 9.1% of equity interests owned by other parties was recorded as a long-term liability.

(c) To remove all statement of income amounts for Ocean Conversion (BVI) that are included in the combined accounts and record our investment in Ocean Conversion (BVI) and profits thereon under the equity method based on ownership of 43.5% of the total voting and non-voting shares outstanding.

(d) To eliminate transactions and balances between or among us and the acquired companies as follows:

i. Bulk water purchases by us from Ocean Conversion (Cayman)

ii. Service revenue earned by DesalCo from Waterfields and Ocean Conversion (Cayman)

iii. Dividends paid on our shares held by Ocean Conversion (Cayman)

iv. Dividends received by DesalCo as a result of 1,911 shares held in Waterfields

(e) DesalCo has a management services agreement with Ocean Conversion (BVI), the income from which was eliminated in the combined accounts for the year ended December 31, 2002. As Ocean Conversion (BVI) is recorded as an equity investment, this income should not be eliminated from DesalCo in the pro forma statement of income and as such, this adjustment reverses the previous elimination.

(f) To record amortization of intangible assets purchased over their useful lives based on estimated economic benefits as discussed at note 3.

(g) To record interest expense and the amortization of costs incurred to secure debt totaling $37,100,000 used to finance the purchase of the acquired companies and to refinance existing loans of $1,687,500. The debt bears interest at a rate of LIBOR plus 2.75% on a term loan of $20,000,000 maturing in 2010 and a short term loan of $17,100,000 outstanding until the proceeds from an equity

NOTES TO THE CONDENSED UNAUDITED PRO FORMA
CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

offering are received. Costs of $859,617 associated with securing the financing are recorded as deferred expenditures on the balance sheet and are amortized to the statement of income over the terms of the respective loans. On a pro forma basis, interest expense on this debt and the amortization of financing costs for the year ended December 31, 2002 are $1,685,385 and $334,975, respectively based on average variable rates of 4.5% and 4.1% for the respective periods. On a pro forma basis, interest expense on this debt and the amortization of financing costs for the period ended March 31, 2003 are $380,275 and $7,287, respectively, resulting in adjustments of $200,848 and $7,287, respectively. A change of 1/8% in LIBOR would result in a change in the pro forma interest expense of $21,067 for the year ended December 31, 2002 and $4,597 for the period ended March 31, 2003.

(h) To eliminate the profit sharing charge relating to Ocean Conversion (Cayman) that would not have been paid during the year ended December 31, 2002 if we had owned 100% of the outstanding voting and non-voting shares and profit sharing rights on January 1, 2002.

(i) To adjust for operations of the acquired companies from January 2003 to February 1, 2003, the date we began including the results of the companies acquired on February 7, 2003.

5.     Pro forma earnings per share

      The calculation of unaudited pro forma basic and diluted earnings per share is based on the weighted average number of our ordinary shares outstanding assuming the shares issued as part consideration for the recent acquisitions were issued on January 1, 2002 as follows:

	December 31, 2002		March 31, 2003

	Basic EPS	Diluted EPS	Basic EPS	Diluted EPS

Historical weighted average shares — Class A Common Stock	3,969,861	4,063,731	4,121,698	4,231,703
Historical weighted average shares — Class B Common Stock	0	0	0	0
Historical weighted average shares — Preferred Stock	0	23,801	0	19,492

Total historical weighted average shares	3,969,861	4,087,532	4,121,698	4,251,195
Adjustments:
185,714 shares of Class A Common Stock issued as consideration (outstanding since pro forma acquisition date of January 1, 2002)	185,714	185,714	76,349	76,349
4,000 shares of Class A shares Common Stock held by Ocean Conversion (Cayman)	(4,000)	(4,000)	(4,000)	(4,000)

	181,714	181,714	72,349	72,349
Pro forma weighted average shares — Class A Common Stock	4,151,575	4,245,445	4,194,047	4,304,052
Pro forma weighted average shares — Class B Common Stock	0	0	0	0
Pro forma weighted average shares — Preferred Stock	0	23,801	0	19,492

Total pro forma weighted average shares	4,151,575	4,269,246	4,194,047	4,323,544

6.     Restructuring costs

      Management has assessed costs and formulated plans to relocate certain activities and employees and to terminate employment contracts of certain other employees of DesalCo Limited. These assessments are still in

NOTES TO THE CONDENSED UNAUDITED PRO FORMA
CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

progress. Based on a preliminary analysis to date, costs of approximately $55,000 will be incurred after completion of the recent acquisitions for severance pay and relocation costs related to DesalCo Limited. These estimated costs are reflected in the unaudited condensed pro forma consolidated financial statements.

7.     Non-recurring income

      DesalCo Limited developed DWEERTM technology used in reverse osmosis plants and held patents related to the technology in a number of countries. During the year ended December 31, 2002, DesalCo sold the DWEERTM technology and the related patents for $750,454. Management considers this income non-recurring in nature.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Overview

      We have been operating our business on Grand Cayman since 1973 and have been using reverse osmosis technology to convert seawater to potable water since 1989. We currently have an exclusive license from the Cayman Islands government to process potable water from seawater and then sell and distribute that water by pipeline to Seven Mile Beach and West Bay, Grand Cayman. We obtain water from our three reverse osmosis plants on Grand Cayman (Governor’s Harbour, West Bay and Britannia plants), which together are capable of producing approximately 2.4 million U.S. gallons per day. We own our reverse osmosis plants and substantially all of the 65 miles of our underground pipeline distribution infrastructure. In addition to our business in the Cayman Islands, we have been providing potable water to Belize Water Services Limited from our reverse osmosis seawater conversion plant in Ambergris Caye, Belize since July 2000 and to South Bimini International Ltd. in the Bahamas from our New Providence seawater conversion plant since July 2001.

      We recently acquired interests in five companies which operate a total of seven plant facilities. These acquisitions provide us with facilities and contracts to supply additional potable water service in the Cayman Islands, the Bahamas, Barbados and the British Virgin Islands, as well as a Bermuda-based desalination facility management, engineering and construction services firm. The total capacity of these plants is approximately 8.0 million U.S. gallons per day. These recent acquisitions increased the daily capacity of the plants that we operate from approximately 2.9 to 10.9 million U.S. gallons per day. Pro forma revenues which take into account the recent acquisitions after elimination of intercompany sales for the year ended December 31, 2002 would have been $21.6 million if the acquisitions had occurred on January 1, 2002. Pro forma consolidated net income for the same period would have been $4.4 million. If these acquisitions had taken place on January 1, 2002, our pro forma revenues would have increased by approximately 77.9% and our pro forma net income would have increased by 71.3% for the year ended December 31, 2002. In addition, the capacity of the plants that we operate would have increased by approximately 276% for the year ended December 31, 2002. See “Unaudited Condensed Pro Forma Consolidated Financial Statements” on page 22. The pro forma adjustments relating to the acquisition of these entities are based upon available information and assumptions that are considered reasonable under the circumstances. Final adjustments could differ from these adjustments.

     Water Sales

      Water sales income is comprised of retail water sales, via pipeline, to our individual Cayman Islands customers, and bulk water sales.

     Expenses

      Expenses include the cost of water sales (“direct expenses”) and our indirect, or general and administrative, expenses. Direct expenses include royalty payments to the Cayman Islands government; electricity and chemical expenses; production equipment and facility depreciation costs; equipment maintenance and expenses, operational staff costs and amortization of intangible assets. Indirect, or general and administrative, expenses consist primarily of salaries and employee benefits for administrative personnel, stock compensation expenses, office lease payments, depreciation on fixed assets used for administrative purposes and, legal and professional fees. There are no income taxes in the Cayman Islands and we are currently exempt from taxes in the British Virgin Islands and Belize. We may be liable for gross revenue tax in the Bahamas as disclosed in our discussion of our Bahamas operations in the “Business” section of this prospectus but do not currently pay any taxes in the Bahamas. We pay income tax in Barbados.

Critical Accounting Policies

      The preparation of our financial statements requires management to make estimates and judgments that affect the reported amounts of assets, liabilities, revenues and expenses, and related disclosure of contingent assets and liabilities. On an on-going basis, we evaluate our estimates, including those related to trade accounts receivable, deferred expenditures, property, plant and equipment and intangible assets and stock and stock option incentive plans. We base our estimates on historical experience and on various other assumptions that are believed to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates. We believe the following critical accounting policies are the most important to the portrayal of our financial condition and results and require management’s more significant judgments and estimates in the preparation of our consolidated financial statements.

      Trade accounts receivable: We maintain allowances for doubtful accounts for estimated losses resulting from the inability of our customers to make required payments. Management continuously evaluates the collectibility of accounts receivable and records allowances for doubtful accounts based on estimates of the level of actual write-offs which might be experienced. These estimates are based on, among other things, comparisons of the relative age of accounts and consideration of actual write-off history.

      Deferred expenditures: These costs were incurred in connection with the recent acquisitions and financing transactions. Costs relating to the acquisitions will be included as part of the purchase price allocation and we will seek to repay a portion of our existing debt with the net proceeds of this offering. If we do not proceed with this offering we may be required to expense the amounts relating to the financing transactions.

      Property, plant and equipment: Management makes estimates for the useful life of assets and reviews its policies from time to time. In 2001, we carried out an extensive engineering analysis of our potable water productions and distribution equipment in Grand Cayman. As a result of the analysis, management reassessed the useful economic lives of certain assets. The reassessment resulted in reduced depreciation of $197,472, or $0.05 per share on a basic and fully diluted basis for the year ended December 31, 2001.

      Intangible assets: Intangible assets recorded are amortized over their estimated useful lives and reviewed for impairment in accordance with SFAS No. 142. Management tests for impairment by evaluating the remaining useful life of an intangible asset that is being amortized each reporting period to determine whether events and circumstances warrant a revision to the remaining period of amortization. Impairment is tested based on projected discounted future cash flows using a discount rate reflecting our average cost of funds. If our estimated projections are greater than our actual results there may be an impairment that has not been reflected in the accounts. Intangible assets with indefinite useful lives are recorded at fair value and are not amortized. Management reevaluates the indefinite useful life of such intangible assets at each reporting period. In addition, intangible assets with indefinite lives are reviewed annually for impairment by comparing the fair value of the intangible asset with its carrying value.

      Goodwill: We account for acquisitions under the purchase method using the accounting standards established in Statements of Financial Accounting Statements No. 141, “Business Combinations” and No. 142, “Goodwill and Other Intangible Assets”. These rules require us to assess goodwill which arises from the acquisition under the purchase method for impairment at least annually or more frequently if certain indicators are present. These statements require estimates in both the purchase price allocation and the fair value of our reporting units. Impairment of goodwill is tested based on projected discounted future cash flows of our reporting units using a discount rate reflecting our average cost of funds.

Results of Operations

      Due to the recent acquisitions, management changed our internal organizational structure to effectively assimilate the business activities of the acquired companies. Consequently, management no longer considers it appropriate to report separate business segments based on geographical location. Under the Statements of Financial Accounting Standards 131, “Disclosure about Segments of an Enterprise and Related Information”, management now considers the following as separate business segments: (i) the operations to supply water to retail customers, (ii) the operations to supply water to bulk customers, and (iii) the provision of engineering and management services. Segmented financial information that was reported in previous periods for the Cayman Islands and the Bahamas has been reclassified to Retail Water, and financial information for Belize has been reclassified to Bulk Water. Services is a new business segment created as a result of the recent acquisition. Accordingly, the segment disclosures for our quarter ended March 31, 2003 are different from our segment disclosures for the periods ended December 31, 2002, December 31, 2001 and December 21, 2000.

Three Months Ended March 31, 2003 Compared to Three Months Ended March 31, 2002

Revenue

      Total revenue increased by 26.2% from $3,184,805 to $4,018,725 for the three months ended March 31, 2003 when compared to the same three-month period in 2002.

      Revenue from our retail water (“Retail”) operations decreased by 1.4% from $2,858,899 to $2,818,953 for the three months ended March 31, 2003 when compared to the same three-month period in 2002. This decrease was due to slightly lower sales in our primary market in the Cayman Islands.

      Revenue from our bulk water (“Bulk”) operations increased by 208.4% from $325,906 to $1,005,140 for the three months ended March 31, 2003 when compared to the same three-month period in 2002. This increase was due to our recent acquisition of Ocean Conversion (Cayman) Limited.

      Revenue from services (“Services”) increased from nil to $194,632 for the three months ended March 31, 2003 when compared to the same three-month period in 2002. This increase was due to our recent acquisition of DesalCo Limited and its wholly-owned subsidiary DesalCo (Barbados) Ltd.

Cost of Sales

      Total cost of sales increased by 24.5% from $1,666,452 to $2,074,039 for the three months ended March 31, 2003 when compared to the same three-month period in 2002 for the reasons explained below, while our total revenue increased by 26.2% for the same period.

      Cost of sales of our Retail operations decreased by 14.2% from $1,421,687 to $1,219,878 for the three months ended March 31, 2003 when compared to the same three-month period in 2002, while our Retail revenue decreased by 1.4% for the same period. This decrease in cost of sales resulted primarily from the cancellation of the Governor’s Harbour plant operating contract on February 7, 2003, which decreased our water purchase expense. Due to our recent acquisitions and cancellation of the Governor’s Harbour plant operating contract, we expect our Retail cost of sales going forward to remain at this lower percentage of Retail revenues.

      Cost of sales of our Bulk operations increased by 200.9% from $244,765 to $736,469 for the three months ended March 31, 2003 when compared to the same three-month period in 2002, while our Bulk revenue increased by 208.4% for the same period. This increase in cost of sales resulted almost entirely from the operating costs of our recent acquisition of Ocean Conversion (Cayman) Limited which included the amortization costs of the intangible assets that was recognized in conjunction with our recent acquisition of Ocean Conversion (Cayman) Limited. We generally sell water to our Bulk customers at a lower profit margin than to our Retail customers.

      Cost of sales of our Services reporting segment were $117,692 for the three months ended March 31, 2003 and relate to our recent acquisition of DesalCo Limited and its wholly-owned subsidiary DesalCo (Barbados) Ltd. which included the amortization cost of the intangible asset that was recognized in conjunction with our recent acquisition of DesalCo Limited.

Gross Profit

      Overall gross profit margin increased from 47.7% to 48.4% for the three months ended March 31, 2003 when compared to the same three-month period in 2002, for the reasons explained below.

      Gross profit margin for our Retail operations increased from 50.3% to 56.7% for the three months ended March 31, 2003 when compared to the same three-month period in 2002. The primary reason for this increase is that our Retail cost of sales decreased as a result of the cancellation of the Governor’s Harbour plant operating contract.

      Gross profit margin for our Bulk operations increased from 24.9% to 26.7% for the three months ended March 31, 2003 when compared to the same three-month period in 2002. The primary reason for this increase is the inclusion of Ocean Conversion (Cayman) Limited, which produced a higher gross profit margin than our other Bulk operation.

      Gross profit margin for our Services reporting segment was 39.5% for the three months ended March 31, 2003.

General and Administrative Expenses

      Total general and administrative expenses increased by 59.9% from $579,356 to $926,635 for the three months ended March 31, 2003 when compared to the same three-month period in 2002. General and administrative expenses represented 18.2% and 21.3% of total revenue for the three months ended March 31, 2002 and 2003, respectively.

      General and administrative expenses for our Retail operations increased by 5.4% from $537,981 to $567,077 for the three months ended March 31, 2003 when compared to the same three-month period in 2002. This increase is comprised primarily of higher insurance and rent costs.

      General and administrative expenses for our Bulk operations increased by 578.0% from $41,375 to $280,536 for the three months ended March 31, 2003 when compared to the same three-month period in 2002. This increase is almost entirely the result of the inclusion of the general and administrative expenses of Ocean Conversion (Cayman) Limited. We expect to reduce general and administrative expenses as we assimilate the administrative functions of our recent acquisitions.

      General and administrative expenses for our Services reporting segment were $79,022 for the three months ended March 31, 2003. This is entirely the result of our recent acquisitions of DesalCo Limited and its wholly-owned subsidiary DesalCo (Barbados) Ltd. We expect to reduce general and administrative expenses as we assimilate the administrative functions of our recent acquisitions.

Other Income (Expenses)

      Total other income (expenses) changed by 147.5% from expense of $12,497 to income of $5,940 for the three months ended March 31, 2003 when compared to the same three-month period in 2002. This increase was due primarily to income and profit sharing from our equity investment in Ocean Conversion (BVI) Ltd., which was offset by the increased interest expense related to the loan interest and bank fees incurred in connection with our recent acquisitions. We expect loan interest costs to decrease when we complete this offering, since we are using the proceeds to repay a portion of our debt. We are also amortizing our bridge financing fees over a period of six months at which time it will be fully amortized.

Net Income

      Net income increased by 9.9% from $926,500 to $1,017,998 for the three months ended March 31, 2003 when compared to the same three-month period in 2002 as the result of factors explained above. We expect net income to increase when we have repaid the acquisition bridge financing from Scotiabank using the proceeds from this offering, and have fully amortized the bank fees related to this bridge financing.

Dividends

      On January 31, 2003, we paid a dividend of $0.105 to shareholders of record on December 31, 2002, and on April 30, 2003, we paid a dividend of $0.105 to shareholders of record on March 31, 2003. We have consistently paid dividends to owners of our ordinary and redeemable preferred shares since we began declaring dividends in 1985. Our board of directors has established a policy, but not a binding obligation, that we will seek to maintain a dividend pay-out ratio in the range of 50% to 60% of net income. While this policy is subject to modification by our board of directors, we expect to continue increasing our dividends, if our earnings grow. Our payment of any future cash dividends, however, will depend upon our earnings, financial condition, capital demand and other factors, including the condition in our new loan agreement effective

February 7, 2003, with Scotiabank (Cayman Islands) Ltd. that dividends be paid only from current cash flows.

     Year Ended December 31, 2002 Compared to Year Ended December 31, 2001

     Water sales

      Total water sales increased by 8.1% from $11,248,105 to $12,154,689 for the years ended December 31, 2001 and 2002, respectively. Total water sales increased as a result of several factors detailed below.

      Our Cayman operation added $574,570 to water sales, which is an increase of 5.8% over the prior year and represents 63.4% of the total increase of water sales. The number of U.S. gallons we sold increased by 10.3% over the prior year. This is the result of supplying approximately 52 million U.S. gallons of water to the Hyatt Hotel and the Britannia golf course. Our water sales to customers other than the Hyatt Hotel and the Britannia golf course were essentially flat when compared to the prior year, despite a 9.4% reduction in tourist air arrivals to the Cayman Islands due to continued air travel concerns and the downturn of the U.S. economy.

      Our Belize operation added $240,323 to water sales, which is an increase of 19.5% over the prior year and represents 26.5% of the total increase of water sales. In June 2002, the automatic inflation adjustment decreased our Belize water rates by an average of 0.08%. This was more than offset by a 20.0% increase in the number of U.S. gallons sold over the prior year. This increase occurred because during the year ended December 31, 2001, we experienced equipment malfunctions which temporarily reduced the production capacity of our plant by 50%.

      The addition of the Bahamas operations increased water sales by $91,691, which is an increase of 348.2% over the prior year and represents 10.1% of the total increase of water sales. This was the result of a 348.4% increase in the number of U.S. gallons sold over the prior year.

     Cost of water sales

      Cost of water sales increased by 12.7% from $6,109,117 to $6,882,177 for the years ended December 31, 2001 and 2002, respectively, while water sales revenues increased by 8.1%.

      Our Cayman operations increased cost of water sales by $526,748, which is an increase of 9.9% over the prior year and represents 68.1% of the total increase of cost of water sales. Water sales revenue for our Cayman operations increased 5.8%. The cost of water sales increased as a result of direct costs incurred to operate the Britannia plant, which was acquired on February 1, 2002. These costs included salaries and benefits for additional staff, equipment maintenance costs, electricity, chemicals and insurance, which will continue now that we operate the Britannia plant. Higher insurance costs also increased cost of water sales due to higher premium rates from our insurance provider, and additional insured values following the purchase of the Britannia plant and the insurance for the full replacement value of all our reverse osmosis desalination plants. Some of this increase was offset after the Britannia plant was purchased by a decrease in water purchase costs resulting from lower volume purchases from Ocean Conversion (Cayman). We were unable to take full advantage of the lower per gallon production costs of the Britannia plant as it only operated at 47.6% capacity in the eleven months that we owned the Britannia plant due to contractual minimum purchase requirements from Ocean Conversion (Cayman).

      Our Belize operation increased cost of water sales by $144,334, which is an increase of 20.1% over the prior year and represents 18.7% of the total increase of cost of water sales. Water sales revenue for our Belize operation increased 19.5%. We completed rebuilding the second diesel engine, in accordance with the engine manufacturer’s preventive maintenance recommendations, which increased our cost of water sales. Also increasing our cost of water sales were additional repairs and maintenance on the existing reverse osmosis equipment. We also settled various claims for compensation made by our customer in Belize in March 2002. These claims were the result of our equipment failures that occurred in August and September 2001 and a minor miscalculation in the annual inflation adjustment formula in our contract. The miscalculation dated back to November 1995, which was prior to our acquisition of Belize Water Limited, and upon correction, reduced our unit rate for water to our customer by $0.09 per 1,000 U.S. gallons.

      The addition of the Bahamas operations increased cost of water sales by $101,978, which is an increase of 218.7% over the prior year and represents 13.2% of the total increase of cost of water sales. Water sales revenue for our Bahamas operation increased 348.2%.

     Gross profit

      Gross profit margins decreased from 45.7% to 43.4% for the years ended December 31, 2001 and 2002, respectively.

      Gross profit margins for our Cayman operations decreased from 46.5% to 44.4% for the years ended December 31, 2001 and 2002, respectively. The primary reasons for this decrease are (i) approximately two thirds of the water produced by our Britannia plant was sold to the Hyatt Hotel and Britannia golf course at a lower rate than our standard commercial water rate, (ii) due to flat water sales to other customers, we were only able to utilize approximately 47.6% of the production capacity of the Britannia plant, and (iii) we were not able to acquire water from our lowest price source as a result of minimum water purchase obligations that we had with Ocean Conversion (Cayman).

      Gross profit margins for our Belize operations decreased from 41.7% to 41.4% for the years ended December 31, 2001 and 2002, respectively. The reason for the decrease in the gross profit margins is increased cost of water sales over prior year periods due to the settlement costs with Belize Water Services Ltd. as discussed above and additional repairs and maintenance on the reverse osmosis equipment in Belize.

      Gross profit margins for our Bahamas operations increased from a negative 77.1% to a negative 25.9% for the year ended December 31, 2002. The low gross profit margins were due to low water sales resulting from a reduction of tourism and a relatively higher proportion of fixed costs such as depreciation, which we expected in the early phases of the Bimini Sands Resort development project. Both of these are temporary factors and are not expected to continue in the future. Our Bahamas operation has generated positive cash flow since January 2002.

     Indirect expenses

      Indirect expenses increased by 5.8% from $2,500,060 to $2,644,004 for the years ended December 31, 2001 and 2002, respectively. Indirect expenses were at 22.0% and 21.8% of total income for the year ended December 31, 2001 and 2002, respectively.

      Our Cayman operations increased indirect expenses by $104,328, which is an increase of 4.5% over the prior year and represents 72.5% of the total increase of indirect expenses. We attribute this increase to our accounting for stock compensation costs, unanticipated professional fees relating to our December 31, 2001 audit and Form 10-K review together with increased insurance premiums on our commercial and directors and officers insurance. Stock compensation costs increased $266,773 as a result of an increase in our share price during the last fiscal quarter. Unanticipated professional fees relating to our December 31, 2001 audit and 10-K review were $59,311 and our commercial and directors and officers insurance increased by $78,503. We also had additional reporting costs in 2002 due to increased demand for our annual report and proxy statements. These increases were mostly offset by a reduction in bonus costs and subscription costs compared to the prior year.

      Our Belize operations increased indirect expenses by $34,805, which is an increase of 18.2% over the prior year and represents 24.2% of the total increase of indirect expenses. We had additional costs as a result of higher insurance premiums and increased costs to repatriate funds.

      The addition of the Bahamas operations as of July 11, 2001 increased indirect expenses by $4,811, which is an increase of 116.6% over the prior year and represents 3.3% of the total increase of indirect expenses. These costs relate to the administration of the Bahamas operations for a full year.

     Other income (expense)

      Other income and expense consists of income earned from non-operational activity, interest income, and interest expense. Until February 1, 2002, other income also included settlement fee payments for the supply of water to the Britannia development by the Hyatt Hotel, which had its own water production facility.

      Other income and expense decreased by 141.5% from income of $125,645 to expense of $52,198 for the years ended December 31, 2001 and 2002, respectively. This decrease was a result of the February 1, 2002 termination of the dispute settlement agreement with Cayman Hotel and Golf Inc., the owner of Hyatt Grand Cayman Resort and Britannia golf course.

     Dividends

      In March 2001, we increased our per share dividend to ordinary shareholders from $0.10 to $0.105 per quarter and paid dividends of this amount during the year ended December 31, 2002.

     Net income

      Net income decreased by 6.8% from $2,764,573 to $2,576,310 for the years ended December 31, 2001 and 2002, respectively, as a result of the factors indicated above.

     Year Ended December 31, 2001 Compared To Year Ended December 31, 2000

     Water sales

      Total water sales increased by 14.8% from $9,795,751 to $11,248,105 for the years ended December 31, 2000 and 2001, respectively. Total water sales increased as a result of several factors detailed below.

      Our Cayman operation added $660,174 to water sales, which is an increase of 7.1% over the prior year and represents 45.5% of the total increase of water sales. Of this increase, 70.1% was due to a 5.1% increase in the number of U.S. gallons sold. This increase was due to a larger customer base and increased usage by commercial, residential and government customers, primarily Water Authority-Cayman, which experienced temporary shortfalls in its production capacity. The remaining 29.9% of the increase was due to an increase in water rates of approximately 2.5% in accordance with our license agreement.

      Our Cayman Island average water rate for the first nine months of 2001 was $20.54 per thousand U.S. gallons. For the final three months of 2001, our rates were reduced by 1.2% using the Cayman Islands Consumer Price Index automatic adjustment formula contained in our license. Our rates were automatically reduced by 0.39% in January 2002.

      Our Belize operation added $765,847 to water sales, which is an increase of 164.7% over the prior year and represents 52.7% of the total increase of water sales. Virtually all of the increase was due to an additional six months of operations over the prior period. The number of U.S. gallons sold in 2001 was however 21% higher than the annual figures of the prior year due to increased demand met from an expansion of the plant completed in March 2000.

      The addition of the Bahamas operations as of July 11, 2001 increased water sales by $26,333, which represents 1.8% of the total increase of water sales.

     Cost of water sales

      Cost of water sales increased by 12.6% from $5,423,297 to $6,109,117 for the years ended December 31, 2000 and 2001, respectively, while our water sales revenue increased 14.8% for the year ended December 31, 2001.

      Our Cayman operations increased cost of water sales by $171,425, which is an increase of 3.3% over the prior year and represents 25.0% of the total increase of cost of water sales. Water sales revenue for our Cayman operations increased 7.1%. Although cost of water sales increased, it increased at a lower rate than our water sales because we benefit from efficiency savings in our water production operation when we produce more water.

      The addition of the operations of Belize Water Limited as of July 21, 2000 increased the cost of water sales by $467,769, which is an increase of 186.8% over the prior year and represents 68.2% of the total increase of cost of water sales. Water sales revenue for our Belize operations increased 164.7% for the year ended December 31, 2002. The increase in cost of water was due to increased water production to meet increased sales and machinery repairs related to the August and September 2001 equipment malfunctions, all of which were remedied in 2002.

      The addition of the Bahamas operations as of July 11, 2001 increased cost of water sales by $46,626, which represents 6.8% of the total increase of cost of water sales.

     Gross profit

      Gross profit margins increased from 44.6% to 45.7% for the years ended December 31, 2000 and 2001, respectively.

      Gross profit margins for our Cayman operations increased from 44.6% to 46.5% for the years ended December 31, 2000 and 2001, respectively, as a result of decreased depreciation expense of approximately $197,000 from our reassessment of the useful economic lives of certain assets and increased plant efficiencies. These lower expenses were offset by additional labor costs associated with plant maintenance, increased insurance premiums and an additional six months of intangible amortization for the Belize water supply contract.

      Gross profit margins for our Belize operations decreased from 46.2% to 41.7% for the years ended December 31, 2000 and 2001, respectively, as a result of repair costs and higher electricity costs resulting from the temporary utilization of a less efficient electric motor during the repair period.

      Gross profit margins for our Bahamas operations was a negative 77.1%. This was due to low water sales and a relatively higher proportion of fixed costs such as depreciation, which we expected in the early phases of the Bimini Sands Resort development project. Both of these are temporary factors and are not expected to continue in the future.

     Indirect expenses

      Indirect expenses increased by 21.3% from $2,061,722 to $2,500,060 for the years ended December 31, 2000 and 2001, respectively. Indirect expenses were at 20.8% and 22.0% of total income for the years ended December 31, 2000 and 2001, respectively.

      Our Cayman operations increased indirect expenses by $276,812, which is an increase of 13.6% over the prior year and represents 63.2% of the total increase of indirect expenses. Of this increase, 49.0% is due to the creation of a new executive position, Director of Special Projects.

      Our acquisition of Belize Water Limited as of July 21, 2000 increased indirect expenses by $157,400, which is an increase of 470.9% over the prior year and represents 35.9% of the total increase of indirect expenses. This increase was primarily due to an additional six months of indirect expenses over the previous period and the reallocation of certain employee duties.

      The addition of the Bahamas operations as of July 11, 2001 increased indirect expenses by $4,126, which represents .9% of the total increase of indirect expenses. These costs related to the administration of the Bahamas operations.

     Other income

      Other income increased by 33.5% from $94,088 to $125,645 for the years ended December 31, 2000 and 2001, respectively, as a result of a slight decrease in interest income on available cash balances.

     Net income

      Net income increased by 15.0% from $2,404,820 to $2,764,573 for the years ended December 31, 2000 and 2001, respectively as a result of the movements indicated above.

     Dividends

      In December 2000, we increased our per share dividend to ordinary shareholders from $0.08 to $0.10 per quarter and paid dividends of this amount during the year ended December 31, 2001.

     Reassessment of Useful Economic Lives of Property, Plant and Equipment

      During the year ended December 31, 2001, we carried out an extensive engineering analysis of our potable water production and distribution equipment in Grand Cayman. As a result of the analysis, management reassessed the useful economic lives of certain assets. The reassessment resulted in reduced depreciation of $197,472, or $.05 per share on a basic and fully diluted basis for the year ended December 31, 2001. The assets affected and the basis for management’s decisions are described below:

     Seven Mile Beach Distribution System

      During 2001, we revised our master distribution plan that was originally set out in 1997. In doing so, we determined that a previously planned relocation of our Governor’s Harbour reverse osmosis plant was no longer advantageous. Therefore, the removal and relaying of pipeline to this service area in conjunction with this relocation was no longer needed. Furthermore we determined that certain planned pipeline replacements were not necessary. Finally, the government revised its plans for significant road improvements in the service area, therefore, alleviating anticipated major changes to our Seven Mile Beach distribution system.

      As a result of the above plan reassessments, we concluded that a pipeline with the characteristics of our Seven Mile Beach Distribution System would have a useful economic life of 40 years. We, therefore, extended the useful economic life of this system from 20 to 40 years. Fourteen years have elapsed to date.

     Governor’s Harbour Vapor Compression (“VC”) Building

      As discussed above, we previously planned to relocate our Governor’s Harbour plant, which would have resulted in the removal of the VC building in which it was housed. When we determined that the plant should remain in its current location in 2001, we reassessed the building’s useful life. Giving consideration to our plans to use the building in the future, the high-quality construction and foundation of the building, as well as the fact that it accommodates large high-pressure pumps for the plant, we concluded that the building had a remaining useful economic life of 20 years from 2001. Two years have elapsed since this useful economic life was determined.

     Distribution System Meters

      Our policy is to replace customer water meters according to manufacturer recommendations, which suggest replacement on service years or water volume. The manufacturer of our water meters advised us that they were extending the guarantee for a certain model to cover higher volumes and a longer period of time. Based on the revised guarantee, we reassessed the useful economic lives of all such models in service to 10 years, being the mid-point of a guaranteed time-frame of 6 to 15 years.

     Vermeer Trencher

      We own a Vermeer trencher to construct water distribution pipelines within our franchise area. As discussed above, we originally planned to make major changes to our distribution system as a result of a proposed relocation of our Governor’s Harbour plant and significant road improvements planned by the government. These projects would have required heavy utilization of this asset. Given the changes in plans identified above and the minor projects for which the trencher will be required, we reassessed the useful economic life to be 20 years. Four years have elapsed to date.

     West Bay Reverse Osmosis Plant

      Our West Bay reverse osmosis plant was manufactured and installed in 1995 and expanded in 1998 with state-of-the-art technology. At the time, we had concerns about potential accelerated obsolescence of the equipment because of continuing research and development in the reverse osmosis field, and as such, the original useful economic life was determined to be 10 years. In 2001, we concluded with management that there were no indicators that significant changes were pending in the industry. Given the like-new condition of the plant, its three year history of meeting operational requirements and expected future use, management reassessed the remaining useful economic life of the West Bay Plant to be 12 years at such time.

Liquidity and Capital Resources

     Overview

      Prior to our completion of the recent acquisitions, we generated cash primarily from our operations in the Cayman Islands, the Bahamas and Belize and, to a lesser extent, from the sale of our shares and through loans and credit facilities obtained from two banks. As a result of our recent acquisitions, we began to generate cash from our recently acquired operations in the Cayman Islands, the Bahamas and Barbados; and from our equity investment in the British Virgin Islands. Cash flow is affected by the timely receipt of customer payments, by operating expenses, the timeliness and adequacy of rate increases (excluding automatic adjustments to our rates for inflation and electricity costs), and various factors affecting tourism in the Cayman Islands, Belize, the British Virgin Islands, Barbados and the Bahamas, such as weather conditions and the economy. We use cash to fund our operations in the Cayman Islands, Belize, the British Virgin Islands, Barbados and the Bahamas, to fund capital projects, to expand our infrastructure, to pay dividends, to repay principal on our loans, to repurchase our shares when appropriate and to take advantage of new investment opportunities which expand our operations.

     Operating Activities

      Cash generated from operating activities for the three months ended March 31, 2002 and 2003 was $652,299 and $1,174,341, respectively. We generate cash through the utilization of our existing plants, equipment and resources in all segments of our business, minimization of water losses and operating efficiencies created by our management team. Through our recent acquisitions, we expect our revenues to approximately double. We believe that our administrative staff will be able to manage all our combined operations so that our indirect costs will not increase in proportion to water sales.

     Investing Activities

      Cash used in investing activities during the three months ended March 31, 2002 and 2003 was $1,681,993 and $24,018,741, respectively. Cash in the amount of $23,955,837 was used for our recent acquisitions. During the same period in 2002, our investing activities consisted of expenditures for new property, plant and equipment, including $1,500,000 on the purchase of the Britannia reverse osmosis plant. We also continued to expand our water distribution system in the Cayman Islands by constructing additional pipelines to service new developments within our exclusive licensed area.

     Financing Activities

      On February 7, 2003, we utilized a credit facility with Scotiabank (Cayman Islands) Ltd. in order to finance our recent acquisitions and refinance our existing debt. Cash provided by financing activities for the three months ended March 31, 2002 and 2003 was $1,690,541 and $26,000,070, respectively. During the three months ended March 31, 2003 our primary financing activity was to borrow $28,056,126 from our Scotiabank facilities from which we used $1,687,500 to repay our Royal Bank of Canada credit facility. We anticipate borrowing approximately $8,100,000 in additional funds to complete our acquisitions of Waterfields Company Limited. We intend to replace a portion of this debt with the proceeds of this offering. If we are unable to complete this offering by August 2003 we have the option of converting the bridge loan to a term loan and will continue to pay interest at our current level and incur additional bank fees. During the three months ended

March 31, 2002, our primary financing activity was a borrowing under our Royal Bank of Canada credit facility for an additional $1,500,000 in order to finance our investment in the Britannia reverse osmosis plant, plus an increase in our short-term bank indebtedness.

     Material Commitment for Capital Expenditures and Contingencies

      At March 31, 2003, we had committed approximately $1,080,000 for capital expenditures for the purchase, construction and site preparation of two water storage tanks at our Governors Harbour plant. We intend to finance these projects using cash from operations.

      On February 7, 2003, we entered into a loan agreement with Scotiabank (Cayman Islands) Ltd. to finance the recent acquisitions, to refinance our existing debt and for working capital. The facilities are comprised of the following:

•	$2 million revolving line of credit bearing interest at the floating base rate as established by Cayman Island Class A licensed banks from time to time. The present interest rate is 5.25%.

•	$20 million seven-year term loan bearing interest at an annually adjusted floating rate of LIBOR plus 1.5% to 3%, depending on the ratio of our consolidated debt to our consolidated earnings before interest, taxes and depreciation. The average interest rate for the three months ended March 31, 2003 was 4.08%. The current interest rate is 4.06%.

•	$17.1 million six-month bridge term loan bearing interest on the same basis as the seven-year term loan. The average interest rate for the three months ended March 31, 2003 was 4.08%. The present interest rate is 4.06%.

      We have committed to purchase an additional 13.5% equity interest in Waterfields Company Limited, a Bahamian company, from Bacardi and & Co. for approximately BAH$1.4 million. Completion of this purchase is subject to the fulfillment of certain conditions, including the receipt of government approvals and the commitment of holders of at least 51% of Waterfields’ stock to sell their shares to us. In addition to the transaction with Bacardi, we also have an agreement to acquire an additional 64.7% of the shares of Waterfields Company Limited, for a total purchase price of approximately $6.7 million, through a tender offer conducted outside of the United States to the remaining shareholders of Waterfields Company Limited. The completion of the tender offer is contingent on the completion of the Bacardi transaction and governmental approval. We have received governmental approval and expect to complete these transactions on or before July 31, 2003.

      As of March 31, 2003, we have drawn down $28,056,126 from our Scotiabank facilities. We anticipate drawing down approximately $8,113,020 in additional funds to complete our acquisitions of the stock of Waterfields Company Limited. We intend to repay a portion of this debt with the proceeds of this offering.

      We will be required to make monthly payments of interest for all borrowings under the revolving line of credit and quarterly payments of interest for all amounts drawn down under the two term loans. We will be obligated to make 28 equal quarterly payments of principal under the seven-year term loan and all amounts borrowed under the six-month term loan must be repaid at the maturity date for this facility.

      We have collateralized all borrowings under the three facilities by providing Scotiabank with a first lien on all of our assets, including the capital stock we acquired in our recent acquisitions.

      The loan agreement for the three facilities contains standard terms and conditions for similar bank loans made in the Cayman Islands, including acceleration of the repayment of all borrowings either upon the demand of Scotiabank (Cayman Islands) Ltd. or in the event of default under the loan agreement.

      As part of our acquisition of our interests in Ocean Conversion (Cayman) Limited, with the approval of Scotiabank (Cayman Islands) Ltd., we have guaranteed the performance of Ocean Conversion (Cayman) Limited to the Cayman Islands government, pursuant to the water supply contract with the Water Authority-Cayman dated April 25, 1994 as amended.

      As part of the acquisition of our interests in Ocean Conversion (Cayman) Limited, we agreed to indemnify the seller in respect of a guarantee given by the seller to the bank of N. T. Butterfield & Son Ltd. for 100% of the borrowings of Ocean Conversion (Cayman) Limited totaling US$2.4 million. We are in the process of refinancing Ocean Conversion (Cayman) Limited’s loan with Scotiabank (Cayman Islands) Ltd. and we will guarantee 100% thereof.

      As part of the acquisition of our interests in Ocean Conversion (BVI) Ltd., we agreed to indemnify the seller in respect of a guarantee given by the seller to the bank of N. T. Butterfield & Son Ltd. for 55% of the borrowings of Ocean Conversion (BVI) Ltd. totaling US$1.25 million. We are in the process of refinancing Ocean Conversion (BVI) Ltd’s loan with Scotiabank (Cayman Islands) Ltd. and we will guarantee 50% thereof.

      As a result of our pending acquisition of a controlling interest in Waterfields Company Limited, we will be required to provide a performance guarantee to the Water and Sewerage Corporation of the Bahamas in relation to the water supply contract between Waterfields Company Limited and the Water & Sewerage Corporation.

     Impact of Inflation

      Under the terms of our Cayman Islands license, Belize, Bahamas, British Virgin Islands and Barbados water sales agreements, there is an automatic price adjustment for inflation on an annual basis, subject to temporary exceptions.

      We, therefore, believe that the impact of inflation on our net income, measured in consistent dollars, will not be material.

Quantitative and Qualitative Disclosure About Market Risk

     Credit Risk

      We are not exposed to significant credit risk on retail customer accounts in the Cayman Islands and Bimini, Bahamas, as our policy is to cease supply of water to customers whose accounts are more than 45 days overdue. Our main exposure to credit risk is from our bulk water sales customers in Belize, the British Virgin Islands, Barbados and the Cayman Islands.

     Interest Rate Risk

      As of March 31, 2003, we had loans outstanding of $905,384 from the European Investment Bank at fixed interest rate of 3.36%, and $28,056,126 from Scotiabank (Cayman Islands) Ltd., at an annually adjusted floating rate of LIBOR plus 1.5% to 3%, depending on the ratio of our consolidated debt to our consolidated earnings before interest, taxes and depreciation. We are subject to interest rate risk to the extent that LIBOR or Scotiabank (Cayman Islands) Ltd.’s prime lending rate changes.

     Foreign Exchange Risk

      All of our foreign currencies have fixed exchanged rates to the U.S. dollar. If any of these fixed exchange rates become a floating exchange rate, however, our results of operation could be adversely affected.

BUSINESS

Introduction

      Our company, Consolidated Water Co. Ltd., uses reverse osmosis technology to produce freshwater from seawater. We process and supply water to our customers in the Cayman Islands, Belize, Barbados, the British Virgin Islands and the Commonwealth of the Bahamas. We sell water to a variety of customers, including public utilities, commercial and tourist properties, residential properties and government facilities. For the three months ended March 31, 2003, we sold 443 million U.S. gallons of water and reported total revenue of $4.0 million and net income of $1.0 million. For the year ended December 31, 2002, we sold 640 million U.S. gallons of water and reported total revenue of $12.2 million and net income of $2.6 million.

      On February 7, 2003, we acquired interests in five companies which operate a total of seven plant facilities. These acquisitions increase our daily water production capacity in the Cayman Islands and the Commonwealth of the Bahamas and expand our geographic presence to include Barbados and the British Virgin Islands. As a result of these acquisitions, our daily capacity has more than tripled from approximately 2.9 to 10.9 million U.S. gallons per day. With one of these acquisitions, we obtained the exclusive right through 2009 to distribute the DWEERTM Energy Recovery System for use in reverse osmosis seawater desalination plants in the Caribbean basin. We believe the DWEERTM System gives us a distinct competitive advantage when bidding for new plant construction projects. (See “Recent Acquisitions”).

Market and Service Areas

      Although we are currently only operating in the Cayman Islands, Belize, Barbados, the British Virgin Islands and the Commonwealth of the Bahamas, we believe that our potential market consists of any location where there is a need for potable water. Most water-deficient nations in the world have access to vast amounts of seawater, yet cannot economically process significant quantities for consumption. The desalination of seawater, either through distillation or reverse osmosis, is the most widely used process for producing fresh water in areas with an insufficient natural supply. We believe our experience in the development and operation of reverse osmosis desalination plants provides us with a significant opportunity to successfully expand our operations beyond the markets in which we currently operate.

      Prior to our acquisition of Ocean Conversion (Cayman), the market that we serviced under our exclusive license in the Cayman Islands consisted of Seven Mile Beach and West Bay, Grand Cayman, two of the three most populated areas in the Cayman Islands. Our plants and water distribution system are equipped with efficient, state-of-the-art technology and we believe we have consistently provided high quality water to our customers. The Cayman Islands government, through Water Authority-Cayman, supplies water to parts of Grand Cayman, which are not within our licensed area, as well as to Little Cayman and Cayman Brac. As a result of our acquisition of Ocean Conversion (Cayman), we operate all of the reverse osmosis desalination plants of Water Authority-Cayman on Grand Cayman and supply water under licenses and supply agreements held by Ocean Conversion (Cayman) with Water-Authority Cayman.

      As of July 2002, the population of the Cayman Islands was approximately 36,300. The Cayman Islands comprise three islands, Grand Cayman, Little Cayman and Cayman Brac, located approximately 460 miles south of Miami, Florida. The three islands have a total area of approximately 100 square miles. The figures published by the Cayman Islands Government Department of Tourism show that for the year ended December 31, 2002 the tourist air arrivals decreased 9.4% and tourist cruise ship arrivals increased 29.6% from the previous year. Total visitors increased to 1.6 million persons for the year ended December 31, 2002 from 1.2 million during the year ended December 31, 2001.

      During 2002, construction continued slowly within our franchise area on the 360-room Ritz Carlton Hotel, condominiums and golf course development, but construction activity has become more active with the award of a general construction contract to a large construction company from the United States. The developer of this project has announced an anticipated completion date of late 2003. We are not currently aware of any similar large developments in the final planning stages or under construction within our service area in the Cayman Islands.

      On May 6, 2002, the government of the Cayman Islands amended the Development and Planning Law to permit construction of buildings up to seven stories high in certain zones within our franchise area, including commercial and hotel zones. Previously, buildings in these zones were only permitted to be built to five stories. We believe that this change in the law will facilitate the development of certain properties within our franchise area that may have otherwise not developed under the former height restrictions.

      Our current operations in Belize are located on Ambergris Caye. Specifically, we supply water for distribution to residential, commercial and tourist properties in the town of San Pedro. This town is located on the southern end of Ambergris Caye. Ambergris Caye is one of many islands located east of the Belize mainland and off the southeastern tip of the Yucatan Peninsula. Ambergris Caye is approximately 25 miles long and, according to the Belize National Population Census 2000, has a population of about 4,500 residents, which has increased approximately 144% over the past ten years. We provide bulk potable water to Belize Water Services Limited which distributes this water to this market. Belize Water Services Limited currently has no other source of potable water on Ambergris Caye.

      A 185 mile long barrier reef, which is the largest barrier reef in the western hemisphere, is situated just offshore of Ambergris Caye. This natural attraction is rapidly becoming a choice destination for scuba divers and tourists. According to information published by the Belize Trade and Investment Development Service, tourism is Belize’s second largest source of foreign income, next to agriculture.

      Our current operations in the Bahamas are located on South Bimini Island and in New Providence. The Bimini Islands consist of North Bimini and South Bimini, and are two of 700 islands which comprise the Bahamas. The Bimini Islands are located approximately 50 miles east of Ft. Lauderdale, Florida and are a premier destination for sport fishing enthusiasts. The population of the Bimini Islands is approximately 1,600 persons and the islands have about 200 hotel and guest rooms available for tourists. The total land area of the Biminis is approximately 9 square miles.

      New Providence, Lyford Caye and Paradise Island, connected by several bridges, are located approximately 150 miles east southeast of the Bimini Islands. With an area of 151 square miles and a population of approximately 211,000, it is the political capital and the commercial hub of the Bahamas. The largest city, Nassau, with its famed Cable Beach, accounts for more than two-thirds of the four million tourists who visit the Bahamas annually.

      The British Virgin Islands, like the Cayman Islands, are an Overseas Territory of the United Kingdom and are situated east of Puerto Rico. They consist of 16 inhabited and more than 20 uninhabited islands, of which Tortola is the largest and most populated island. The islands are the center for many large yacht-chartering businesses. As of July 2002, it had a population of approximately 21,250. Our current operations in the British Virgin Islands are located in Tortola and Jost Van Dyke.

      Barbados, located northeast of Venezuela between the Caribbean Sea and the North Atlantic Ocean, is an independent sovereign nation member of the British Commonwealth. As of July 2002, it had a population of approximately 276,600. While traditionally known for its cultivation of sugar cane, more recently, the economy has diversified to include tourism and light manufacturing. Our current operations in Barbados are located in St. James.

Our Growth Strategy

      Our strategy is to provide water services in areas where the supply of potable water is scarce. We have focused on the Caribbean basin and adjacent areas as our principal market because these areas have: little or no naturally occurring fresh water; limited local regulations and taxes allow for higher returns than most highly regulated countries; and a large proportion of tourist properties, which historically have generated higher volume sales than residential properties.

      Our growth strategy is as follows:

•	We intend to continue to develop our production and distribution infrastructure and provide high quality potable water to our licensed area in the Cayman Islands. We have increased our share of the potable water market in the Cayman Islands as a result of our purchase of the Britannia plant and recent acquisition of Ocean Conversion (Cayman). We also intend to explore the feasibility of either acquiring or obtaining the license from the Cayman Island government to operate Water Authority-Cayman, which supplies water to parts of Grand Cayman, Little Cayman and Cayman Brac.

•	We intend to expand our existing operations in the Cayman Islands, Belize, Barbados, the British Virgin Islands and the Commonwealth of the Bahamas. For example, through negotiations with Belize Water Services Limited, we are seeking to amend the terms of our current water supply agreement in Ambergris Caye to extend the term of our agreement and to increase the guaranteed minimum quantities supplied under our current water supply agreement. We intend to seek new water supply agreements for other areas in Belize. Similarly, as the development of resort properties in Bimini continues, we expect to sell more water to additional customers further utilizing our current plant until the installation of a larger plant becomes necessary. We also believe that the water supply needs in New Providence, Bahamas are growing and we intend to pursue the possibility of meeting these expanded needs through the use of desalinated water. In the British Virgin Islands, work is near completion to expand the capacity of our existing plant on the island of Tortola from 1.2 million to 1.6 million U.S. gallons per day. We expect to complete the expansion in the first half of 2003. We are presently conducting preliminary studies to determine whether to construct a second plant on the island of Tortola.

•	We intend to expand our operations to other markets outside of our current areas of operation where there is need for potable water. In addition to our recent acquisitions, we are currently involved in preliminary discussions to operate water-making plants and to supply water in other new markets and may pursue these opportunities either on our own or through joint ventures. So far, we have focused on various locations throughout the Caribbean basin and Central America.

•	We intend to broaden our existing and future operations into complementary services. Prior to the installation of a central wastewater system by the Cayman Islands government, we provided wastewater services on Grand Cayman. We may reenter this field in the Cayman Islands and intend to use our expertise to provide such services outside of the Cayman Islands.

Cayman Islands Operations

      Our Cayman Islands operations currently produce potable water at six reverse osmosis seawater conversion plants in Grand Cayman, namely our Governor’s Harbour plant, West Bay plant, Britannia plant, Lower Valley plant, Red Gate Road plant and North Sound Road plant. We own the properties where two of our three water plants are located and have a 25-year lease for the site on which the third plant is located. The remaining three plants we operate for Water Authority-Cayman are located on land owned by the Cayman Islands government. We rent approximately 3,200 square feet of space for our executive offices at Trafalgar Place, West Bay Road, Grand Cayman under a lease which expires on January 31, 2004, with an extension provision until January 31, 2005.

     Our Operations under the License in the Cayman Islands

      Our exclusive operational license was issued to us by the Cayman Islands government in 1979. Unless renewed, the license terminates on July 11, 2010.

      Two years prior to the expiration of the license, we have the right to negotiate with the government to extend the license for an additional period of time agreed to by the government and us. Unless we are in default under the license, the government may not grant a license to any other party without first offering the license to us on terms that are no less favorable than those which the government offers the license to a third party.

      We must provide, within our licensed area, any requested piped water service that, in the opinion of the Executive Council of the Cayman Islands government, is commercially feasible. Where service is not considered commercially feasible, we may require the potential customer to contribute toward the capital costs of pipe-laying. We then repay these contributions to the customer, without interest, by way of a 10% discount on future billings for water sales until this advance in aid of construction has been repaid. We have been installing additional pipeline when we consider it to be commercially feasible, and the Cayman Islands government has never objected to our determination regarding commercial feasibility.

      Under our exclusive license, we pay a royalty to the government of 7.5% of our gross water sales revenue. Other than the selling prices provided in our agreements with the Westin Hotel, the Hyatt Hotel and Britannia golf course and SafeHaven golf course, the selling price of water under the license varies depending upon the type and location of the customer and the monthly volume of water purchased. The license provides for an automatic adjustment for inflation or deflation on an annual basis, subject to temporary limited exceptions, and an automatic adjustment for the cost of electricity on a monthly basis. The Water Authority-Cayman, on behalf of government, reviews and approves the calculations of the price adjustments for inflation and electricity costs.

      If we want to adjust our prices for any reason other than inflation or electricity costs, we have to request prior approval of the Executive Council of the Cayman Islands government. If the parties fail to agree, the matter is referred to arbitration. The last such price increase that we requested was granted in full in June 1985.

     Residential and Commercial Operations in the Cayman Islands

      We enter into standard contracts with hotels, condominiums and other properties located in our licensed area to provide potable water to such properties. We currently have agreements on differing terms and rates to supply potable water to the 309-room Marriott Hotel, the 343-room Westin Hotel, the 354-room Hyatt Hotel and Britannia golf course, and to supply non-potable water to the SafeHaven golf course. We bill on a monthly basis based on metered consumption. Receivables are typically collected within 30 to 35 days after the billing date and receivables not collected within 45 days subject the customer to disconnection from our water service. In 2002, bad debts represented less than 1% of our total sales for the year. Customers who have had their service disconnected must pay re-connection charges.

      In the Seven Mile Beach area, our primary customers are the hotels and condominium complexes which serve the tourist industry. In the West Bay area, our primary customers are residential homes. Occasionally, we also supply to, or buy from, on an as-needed basis, the Water Authority-Cayman, which serves the business district of George Town and other parts of Grand Cayman.

     Wastewater Services in the Cayman Islands

      We began providing sewerage services in Governor’s Harbour on Grand Cayman in 1973. In 1987, the Cayman Islands government, through Water Authority-Cayman, constructed a public sewerage system in part of the Seven Mile Beach area where Governor’s Harbour is located. On September 1, 1988, Water Authority-Cayman began processing sewage delivered by the pipelines and lift stations in that area. We stopped our processing of sewage on that date. In October 2001, we reached an agreement with the Water Authority-Cayman pursuant to which Water Authority-Cayman assumed, in November 2002, the operation of two remaining sewage lift stations, which we had operated.

     Demand for Water in the Cayman Islands

      In the past, demand on our pipeline distribution has varied throughout the year. However, a change in tourism patterns has resulted in year-round tourism and has created more uniform demand for water throughout the year. Demand depends upon the number of stay-over tourists visiting the Cayman Islands and the amount of rainfall during any particular time of the year. The table below lists the total volume of water we supplied to all of our customers for each of the three years ended December 31, 2002, 2001 and 2000:

Year Ended December 31,

2002	2001	2000

(in thousands of U.S. gallons)
522,995	474,138	451,298

     Description of Our Plants in the Cayman Islands

          Governor’s Harbour Plant

      We own, operate and maintain our Governor’s Harbour plant and the 8,745 square feet of buildings in which it is housed. The plant is located on 3.2 acres, including 485 feet of waterfront on which we have an 8,745 square foot building, which contains the water treatment facility. The current capacity of our Governor’s Harbour plant is 1.2 million U.S. gallons per day.

          West Bay Plant

      We own, operate and maintain a plant located on 6.1 acres in West Bay. On this site, we have a 2,600 square foot building which houses our water production facilities, a 2,400 square foot building which houses the potable water distribution pumps, a water quality testing laboratory, office space and water storage capacity consisting of three 1.0 million U.S. gallon potable water tanks. The current capacity of our West Bay plant is 710,000 U.S. gallons per day.

          Britannia Plant

      On February 1, 2002, we purchased the Britannia plant, which consists of four seawater reverse osmosis production units with a combined nominal production capacity of 440,000 U.S. gallons of water per day, an 840,000 U.S. gallon bolted steel water tank, potable water high service pumps, and various ancillary equipment to support the operation. We have entered into a lease of the 0.73 acre site and steel frame building which houses the plant, from Cayman Hotel and Golf Inc., for a term of 25 years at an annual rent of $1.00.

          Operations Acquired as a Result of Our Recent Acquisitions

      We recently purchased all of the voting stock and certain profit sharing rights relating to Ocean Conversion (Cayman) and 50% of the issued and outstanding voting stock and certain profit sharing rights relating to Ocean Conversion (BVI) for approximately $14.1 million and 185,714 of our ordinary shares. Simultaneously with the completion of this transaction, we also purchased all of the issued and outstanding stock of DesalCo for approximately $11.4 million. As a result of our recent acquisitions, we own 100% of the stock of Ocean Conversion (Cayman) as well as all of the profit sharing rights relating to Ocean Conversion (Cayman). While our ordinary shares issued in the acquisition are not currently registered with the Securities and Exchange Commission, we are obligated to file a registration statement with the Securities and Exchange Commission with respect to these shares by June 30, 2003 pursuant to the terms of a registration rights agreement.

      Following completion of our acquisition of all of the outstanding stock of each of DesalCo and Ocean Conversion (Cayman), we assumed operational control of four water production plants in the Cayman Islands, one of which we already owned, but had contracted with Ocean Conversion (Cayman) to operate until December 2004. The following table provides additional information about the three newly acquired plants and their current operations:

		Contract/License		Ownership of
Plant	Customer	Expiration Date	Capacity	Property

Red Gate Road, Grand Cayman	Water Authority- Cayman	November 30, 2008	1.3 million U.S. gallons per day	Water Authority- Cayman
Lower Valley, Grand Cayman	Water Authority- Cayman	March 31, 2006	792,000 U.S. gallons per day	Water Authority- Cayman
North Sound Road Grand Cayman	Water Authority- Cayman	October 31, 2009	792,000 U.S. gallons per day	Water Authority- Cayman

          Red Gate Road Plant

      Under the terms of the water production and supply license between Ocean Conversion (Cayman) and the government of the Cayman Islands, Ocean Conversion (Cayman) is allowed to use the property on which the Red Gate Road plant is located to produce approximately 1.3 million U.S. gallons of desalinated water per day for sale to the Water Authority-Cayman. Ocean Conversion (Cayman) has possession of all of the buildings, equipment feed water wells and brine disposal wells with the exception of the piping from the wells to the plant (including feed water and brine disposal) and the main electrical service disconnect, both of which are owned by Water Authority-Cayman. The property on which the plant is located is also owned by Water Authority-Cayman. The plant was originally powered only by electricity, but was upgraded in 1994 to include diesel driven high-pressure pumps. The original electric driven pumps are still in place as backups, although the electric pumps alone are not capable of powering the plant at the full production rate. Upon expiration of the water production and supply license, as extended, Water Authority-Cayman will take possession of the plant, including all buildings and equipment, for no consideration. This license was extended in November 2001 for a period of seven years and no further extension options are included in the present license.

          Lower Valley Plant

      Ocean Conversion (Cayman) sold the Lower Valley plant and related equipment to Water Authority-Cayman under a seven-year vendor-financed sale and operating agreement. Ocean Conversion (Cayman) operates the electrically-powered 792,000 U.S. gallons per day rated plant and supplies desalinated water to Water Authority-Cayman. Ocean Conversion (Cayman) leases the property on which the plant is located from Water Authority-Cayman for a minimal annual rent for the duration of the sale and operating agreement, which expires on March 31, 2006. The sale and operating agreement contains a provision to extend the operating portion of the agreement for an additional period of seven years. Responsibility for operation of the plant passes to Water Authority-Cayman upon expiration of the sale and operating agreement.

          The North Sound Road Plant

      The North Sound Road plant was completed in October 2002. Ocean Conversion (Cayman) sold the plant and equipment to Water Authority-Cayman under a seven-year vendor-financed sale and operating agreement. Ocean Conversion (Cayman) operates the electrically-powered 792,000 U.S. gallons per day rated plant and supplies desalinated water to Water Authority-Cayman. Ocean Conversion (Cayman) leases the property on which the plant is located from Water Authority-Cayman for a minimal annual rent, for the duration of the sale and operating agreement. Responsibility for operation of the plant passes to Water Authority-Cayman upon expiration of the sale and operating agreement in October 2009.

          Management Services Agreement

      DesalCo provides a Managing Director as well as management and engineering services for each of the plants operated by Ocean Conversion (Cayman) for a monthly fee of $30,900. The services include management support, audit coordination, personnel management and plant management and maintenance. DesalCo also purchases various parts and materials for Ocean Conversion (Cayman) at a specified mark-up of 10%, and provides design services for new plants at a rate of 13% of the project costs. DesalCo also receives a bonus of 4% of the annual net operating income of Ocean Conversion (Cayman).

     Water Distribution

      Feed water for each of the reverse osmosis seawater desalination units is drawn from deep wells on the properties. Wastewater is discharged into brine wells on the properties below the level of the feed water intakes.

      Electricity to the plants is supplied by Caribbean Utilities Co. Ltd., a publicly traded utility company. At all three plant sites from which we supply water to our distribution pipeline, we maintain diesel driven, standby generators with sufficient capacity to operate our distribution pumps and other essential equipment during any temporary interruptions in the electricity supply. In the event of an emergency, our distribution system is connected to the George Town, Grand Cayman Island distribution system of Water Authority-Cayman.

      Our Cayman Islands license requires that our potable water meet the World Health Organization’s Guidelines for Drinking Water Quality. On February 1, 2003, we entered into a license amendment with Water Authority-Cayman under which we are required by November 1, 2003 to improve the aesthetic quality of our potable water supply in our licensed area to the same quality as that supplied by Ocean Conversion (Cayman) to Water Authority-Cayman. We will improve the water quality by reducing the total dissolved solids in that potable water supply to less than 200 parts per million. We anticipate making capital expenditures of approximately $500,000 on new plant and equipment and increasing operating costs by approximately 1%.

      Our potable water distribution system in the Cayman Islands covers the Seven Mile Beach and West Bay areas of Grand Cayman and consists of approximately 65 miles of polyvinylchoride and polyethylene water pipes, valves, curb stops, meter boxes and water meters. We extend our distribution system periodically as new property developments are completed. We have a main pipe loop covering most of the Seven Mile Beach area. We place extensions of smaller diameter pipe off of our main pipe to service new developments in our exclusive service area. This system of building branches from the main pipe keeps our construction costs low and allows us to provide service to new areas in a timely manner.

      Developers are responsible for laying the pipeline within their development at their own cost, but in accordance with our specifications. When the development is completed, the developer then transfers operation and maintenance of the pipeline to us.

      We have a comprehensive layout of our pipeline system, which is maintained in a computer aided design (CAD) system. This system is integrated with digital aerial photographs and a computer generated hydraulic model, which allows us to accurately locate pipes and equipment in need of repair and maintenance. It also helps us to plan extensions of and upgrades to our existing pipeline system.

     Customers

      The following table shows, for each of the three fiscal years ended December 31, 2002, 2001 and 2000, our total number of retail customer pipeline connections at the end of each period and metered sales of water for that period:

	Fiscal Year Ended December 31,

	2002	2001	2000

Number of Customers	3,100	2,999	2,836
Miles of Pipeline	66	65	64
Metered Sales (in thousands of U.S. gallons):
Commercial	405,545	358,711	345,940
Residential	103,661	104,002	97,759
Government Facilities	13,789	11,425	7,599

Total Metered Sales	522,995	474,138	451,298

      The table above does not precisely represent the actual number of customers we service. In hotels and condominiums, we only have one customer, which is the operator of the hotel or the condominium, but we actually supply water to all of the units within that hotel or condominium development. Of the customers indicated in the table above, as of 2002, 49.8% were hotels, condominiums and other commercial customers, 49.5% were residential and 0.7% were government facilities.

      Except for the prices provided in our agreements with the Westin Hotel, the Hyatt Hotel and Britannia golf course and SafeHaven golf course, our contractual and average sales prices for 1,000 U.S. gallons of water sold for the three years ended December 31, 2002, 2001 and 2000 are as follows:

		Contractual
	Average Sales	Range of Sales
	Prices per 1,000	Prices per 1,000
	U.S. Gallons	U.S. Gallons

2000	$20.19	$18.62 - $22.34
2001	$20.61	$19.07 - $23.16
2002	$19.74	$8.50 - $22.74

      We have a two-year agreement expiring on December 31, 2004 with Safehaven Ltd. to supply non-potable water on demand to irrigate an 18-hole golf course. After December 31, 2004, the agreement may be terminated by either party upon four months notice. In 2002, we supplied 39 million U.S. gallons of water to Safehaven Ltd.

      Before 1991, any owner of property within our licensed area could install water-making equipment for its own use. Since 1991, that option is only available to private residences, although water plants then in existence could be maintained but not replaced or expanded. When the Marriott Hotel was built in 1990 in our licensed area, the developer installed its own reverse osmosis seawater desalination equipment. On February 4, 1994, we entered into an agreement with the owner of the Marriott Hotel to supply between 60,000 and 180,000 U.S. gallons of water per month at our standard tariff rates. If we are requested to supply more than 180,000 U.S. gallons in a month, we will provide the water at our standard tariff rates on a best efforts basis. The Marriott Hotel continues to operate its own reverse osmosis equipment to produce water for themselves, although generally in amounts less than their total monthly requirements.

      In 1995, we entered into a ten-year agreement with the owner of the Westin Hotel. This agreement requires us to supply up to 1.86 million U.S. gallons on a monthly basis to the hotel at a discount to our standard tariff rates, and to supply any additional demand on a best efforts basis. The Westin Hotel maintains storage capacity on-site, assists pressurization with on-site re-pumping facilities, and has provided us with a letter of credit that covers the cost of 45 days of water supply.

      In addition, on December 10, 2001, we entered into a twenty-five year agreement, which took effect February 1, 2002, pursuant to which we acquired the Britannia plant and are required to supply a minimum of 62 million U.S. gallons of potable water per year on demand to our customer, Cayman Hotel and Golf, Inc., the owner of the Hyatt Grand Cayman Resort and Britannia golf course. Our customer has committed to pay for a minimum of 62 million U.S. gallons of water per year on a take or pay basis. We are required by our government license to meet any water demand from our customer above the 62 million U.S. gallons per year.

     Government

      The Cayman Islands are a British Overseas Territory of the United Kingdom. The Queen of England appoints the Governor of the Cayman Islands to make laws with the advice and consent of the legislative assembly. There are 15 elected members of the legislative assembly and three members appointed by the Governor from the Civil Service. The Executive Council is responsible for day-to-day government operations. The Executive Council consists of five ministers who are chosen by the legislative assembly from its 15 popularly elected members, and the three Civil Service members. The Governor has reserved powers and the United Kingdom retains full control over foreign affairs and defense. The Cayman Islands are a common law jurisdiction and have adopted a legal system similar to that of the United Kingdom.

     Customs, Duties and Taxes

      We are exempt from, or receive concessionary rates of, customs duties on capital expenditures on plant and major consumable spares and supplies imported into the Cayman Islands as follows:

•	there are no taxes on our profit, income, distributions, capital gains or appreciations in the Cayman Islands;

•	we do not pay any import duty or taxes on permeator membranes, electric pumps and motors and chemicals which we purchase;

•	we pay duty at the rate of 10% of the cost, including insurance and transportation to the Cayman Islands, of other plant and associated materials and equipment to manufacture or supply water; and

•	Ocean Conversion (Cayman) pays all customs duties up to 10% in connection with materials and supplies imported for the Red Gate Road plant and Ocean Conversion (Cayman) is reimbursed for all excess amounts by Water Authority-Cayman.

      A major source of revenue to the Cayman Islands government is a 7.5% or 9% stamp tax, depending on location, on the transfer of ownership of land in the Cayman Islands. During the period of November 14, 2001 to May 13, 2003 the stamp tax rate is temporarily set at 5%. To prevent stamp tax avoidance by transfer of ownership of the shares of a company, which owns land in the Cayman Islands (as opposed to transfer of the land itself), The Land Holding Companies (Share Transfer Tax) Law was passed in 1976. The effect of this law is to charge a company, which owns land or an interest in land in the Cayman Islands, a tax based on the value of its land or interest in land attributable to each share transferred. The stamp tax calculation does not take into account the proportion which the value of a company’s Cayman land or interest bears to its total assets and whether the intention of the transfer is to transfer ownership or part of a company’s entire business or a part of its Cayman land or interest.

      Prior to our ordinary shares becoming quoted in the United States, we paid this tax on private share transfers. We have never paid the tax on transfers of our publicly traded shares. Since 1994, we requested that the Cayman Islands government exempt us from the share transfer tax. On April 10, 2003, we received notice that the Cayman Islands government had granted an exemption from taxation for all transfers of our shares. There is no time limit on the exemption nor are there any conditions to which the exemption is subject. The Land Holdings Companies Share Transfer Tax Law specifically permits the government to issue such exemptions. We believe it is unlikely that government will seek to collect this tax on transfers of our publicly traded shares between the period 1994 through April 10, 2003.

Belize Operations

      On July 21, 2000, we acquired Seatec Belize Ltd. and subsequently changed the name of the company to Belize Water Limited. Belize Water Limited, one of our wholly-owned subsidiaries, provides potable water from our San Pedro reverse osmosis seawater conversion plant in Ambergris Caye, Belize, which is located in Central America.

     Our Operations under the Contract in Belize

      We have entered into a contract with Belize Water Services Limited to supply a minimum of 135,000 U.S. gallons of water per day to Belize Water Services Limited, which expires in 2011. While we own our production plant in Belize, we lease the parcel of land on which our plant is located from the Government of Belize at an annual rent of BZE$1.00. The lease commenced on April 27, 1994 and the term is for 18 years. While we own the plant, at the end of the contract term, Belize Water Services Limited has the option to:

•	purchase the plant at a price determined by an independent appraisal;

•	extend the contract for a mutually agreed period of at least two years, and upon expiration of such extension, Belize Water Services Limited may either purchase the production plant at a price to be negotiated with us or may again extend the agreement for another ten years in exchange for the transfer of (50%) of the ownership of the production plant to Belize Water Services Limited at the time of the extension for $1.00 with the transfer of the remaining 50% of the production plant at the expiration of the ten-year term for $1.00; or

•	extend the agreement for ten years in exchange for the transfer of 50% of the ownership of the production plant to Belize Water Services Limited at the time of the extension for $1.00 with the transfer of the remaining 50% of the production plant at the expiration of the ten-year term for $1.00.

      When we originally acquired Belize Water Limited in July 2000, we were contractually obligated to supply water to Belize Water and Sewerage Authority, a Belize government organization. In early 2001, Belize Water Services Limited, a private company, purchased Belize Water and Sewerage Authority and assumed our contract with the Belize Water and Sewerage Authority.

      The base price of water supplied, and adjustments thereto, are determined by the terms of the contract, which provides for annual adjustments based upon the movement in the government price indices specified in the contract, as well as monthly adjustments for changes in the cost of diesel fuel and electricity.

      We bill on a monthly basis based on metered consumption. Receivables are due within 21 days after the billing date. Interest of 1.5% per month is charged on any delayed payments.

      In 2001, Belize Water Services Limited submitted claims for compensation for damages that it believed resulted from our equipment failures during August 2001. They further claimed for the rectification of a minor mistake in the water rate inflation adjustment formula in the water supply contract that was negotiated by the previous management and dates back to November 1995. We fully settled the claim for compensation that resulted from an equipment failure during the first week of August 2001 and also fully settled Belize Water Services Limited’s claim for rectification of the inflation adjustment formula. We believe that correcting this minor mistake in the agreement will not have a significant impact on the profitability of our Belize operations going forward.

      Belize Water Services Limited distributes our water primarily to residential properties, small hotels, and businesses that serve the tourist market.

     Demand for Water in Belize

      We have operated our plant in Belize since July 2000. We believe that water sales in Belize are less cyclical, but on a similar cycle to sales in the Cayman Islands. Although both operations cater to similar tourist markets, Belize has a greater proportion of residents to tourists. Sales were limited before March 2000 because the production capacity of the water plant was lower than demand and the 21% increase in the number of U.S. gallons supplied in 2001 over 2000 could be expected. Demand does, however, continue to grow as is evidenced by the 20% increase in the number of U.S. gallons supplied in 2002 over 2001.

      Our sales in Belize were restricted in August and September 2001 because of several equipment failures at our plant. We believe that we could have sold more water during these months if our plant had been able to operate at full capacity. We have taken action to ensure this does not occur again by increasing our inventory of critical spare parts.

      The total volume of water that we supplied to Belize Water Services Limited for the three years ended December 31, 2002, 2001 and 2000 (as per the previous owners of the company prior to July 2000) is as follows:

Year Ended December 31,

2002	2001	2000

(In thousands of U.S. gallons)
112,537	93,778	77,514

      Our contractual and average sales prices for 1,000 U.S. gallons of water sold to Belize Water Services Limited for the two years ended December 31, 2002 and 2001 are as follows:

		Contractual
	Average Sales	Range of Sales
	Prices per 1,000	Prices per 1,000
	U.S. Gallons	U.S. Gallons

2001	$13.12	$13.06 - $14.75
2002	$13.07	$13.04 - $14.65

     Description of Our San Pedro Plant

      Our San Pedro plant is capable of producing 420,000 U.S. gallons per day that is sold under contract to Belize Water Services Limited, which distributes the water through its own distribution system to residential, commercial and tourist properties in Ambergris Caye, Belize. The San Pedro plant in Ambergis Caye consists of a one-story concrete block building, which contains two seawater reverse osmosis water production units.

      Feed water for the reverse osmosis units is drawn from deep wells with associated pumps on the property. Wastewater is discharged into brine wells on the property below the level of the feed water intakes.

      Electricity to our plants is supplied by Belize Electricity Limited. At the plant site, we maintain a diesel driven, standby generator with sufficient capacity to operate our essential equipment during any temporary interruptions in the electricity supply.

     The Government in Belize and Customs, Duties and Taxes

      Belize (formerly British Honduras) is a constitutional monarchy with the Queen of England as the constitutional head of state. Belize is an English common law jurisdiction with a Supreme Court, Court of Appeals and local Magistrate Courts.

      The Government of Belize has exempted Belize Water Limited from all duties and stamp taxes until January 28, 2005 and company taxes until January 28, 2006. While the Government of Belize confirmed its commitment in a letter dated June 29, 1992 from the Financial Secretary of Belize to support all future applications for extensions or additional tax exemptions for the life of the water supply contract, future exemptions must be approved by the Belizean legislature. We cannot give any assurance that we will be granted any further tax exemptions after January 28, 2006.

Bahamas Operations

     Our Operations under the Contract in the Bahamas

      In 2000, we entered into a water supply agreement with South Bimini International Ltd. pursuant to which on July 11, 2001, we began to provide potable water to the marina and condominium development,

Bimini Sands Resort, and to the 40-room Bimini Beach Hotel. The developer of the Bimini Sands Resort has developed half of a 150-slip marina and constructed 72 condominium units, and plans to construct an additional 138 condominium units. Under our agreement, South Bimini International Ltd. is committed to pay for a minimum of 3,000 U.S. gallons of water per customer per month (36,000 U.S. gallons per customer per year) on a take or pay basis in relation to the Bimini Sands Resort. The price of water supplied is adjusted for inflation annually based on Bahamian and U.S. government indices, and adjusted monthly for changes in the cost of electricity.

      Our water supply agreement with South Bimini International will expire upon the earlier of 2010 or, at the option of South Bimini International, four months after the second consecutive calendar month in which we supplied an average of 40,000 U.S. gallons per day. If the water supply agreement expires in 2010, South Bimini International has the option of renewing the agreement for another ten-year term. In the absence of a new agreement, we must remove all of our property and equipment from the plant.

      Our contractual and average sales prices for 1,000 U.S. gallons of water sold to South Bimini International for the two years ended December 31, 2002 and 2001 are as follows:

		Contractual
	Average Sales	Range of Sales
	Prices per 1,000	Prices per 1,000
	U.S. Gallons	U.S. Gallons

2001	$26.32	$14.66 - $26.32
2002	$26.32	$14.66 - $26.32

      We expect to complete our agreement to acquire a controlling interest in Waterfields and to continue selling desalinated seawater on a take or pay basis to the Water & Sewerage Corporation of the Government of the Bahamas under a long-term build, own and operate supply agreement. We have received government approval for these transactions and we expect to complete these transactions by July 31, 2003. The variable elements for direct and indirect costs are changed each year based on a variety of local and internationally published cost and price indices.

     Demand for Water in the Bahamas

      We have been supplying water in Bimini since July 2001 to the Bimini Sands Resort and the Bimini Beach Hotel. We believe that water sales in Bimini will be cyclical. We expect that our sales will be higher during the summer months when tourists and fisherman arrive from the United States by boat, and when several large fishing tournaments are traditionally held in Bimini. We expect that our sales will be lower during winter months, when the weather is not conducive to pleasure boat travel from the United States.

      The total volume of water we supplied to South Bimini International during the year ended December 31, 2002 and the six months ended December 31, 2001 is as follows:

Year Ended	Six Months Ended
December 31, 2002	December 31, 2001

(in thousands of U.S. gallons)
4,484	1,000

      Recently, we began supplying water to the Water & Sewerage Corporation of the Government of the Bahamas through our seawater conversion plant in New Providence as a result of our acquisition of a management and engineering services agreement with Waterfields. New Providence island does not have sufficient potable water production capacity to meet demand. Approximately 54% or 6 million U.S. gallons of potable water per day consumed in New Providence is transported by the Bahamian government by barge from Andros Island, which lies approximately 35 miles west of New Providence. The average cost of barged water is higher than the average cost of water sold by Waterfields. In 2002, the Waterfields’ plant sold 845 million U.S. gallons of potable water to the Water & Sewerage Corporation.

     Description of Our Bimini Plant in the Bahamas

      We own our Bahamas water production facility in South Bimini, Bahamas. The plant consists of two 40 foot long standard refrigerated shipping containers, which contain a seawater reverse osmosis water production plant with a rated capacity of 115,000 U.S. gallons per day, a 250,000 U.S. gallon bolted steel potable water tank, and a high service pump skid. The facility is located on a parcel of land owned by South Bimini International Ltd., and we are allowed, under the terms of our water supply agreement, to utilize the land for the term of the agreement, without charge.

      Feed water for the reverse osmosis units is drawn from deep wells with associated pumps on the property. Wastewater is discharged into brine wells on the property below the level of the feed water intakes.

      Electricity to our plants is supplied by Bahamas Electricity Corporation. At the Bimini plant site, we maintain a diesel driven, standby generator with sufficient capacity to operate our distribution pumps and other essential equipment during any temporary interruptions in the electricity supply.

New Providence Plant Acquired as a Result of Our Recent Waterfields Acquisition

      On February 7, 2003, we purchased all of the shares of DesalCo and as a result, we assumed control of the 1,911 shares or 12.7% of the shares of Waterfields owned by DesalCo. By June 30, 2003 or a later date agreed to by the parties, we expect to purchase an additional 2,025 shares or 13.5% of the shares of Waterfields for approximately $1.4 million. Taken together, we will have acquired approximately 26.2% of the shares of Waterfields. We also expect to complete our agreement to acquire an additional 64.7% of the remaining shares of Waterfields for an aggregate purchase price of approximately $6.7 million through a tender offer conducted outside the United States to the remaining shareholders of Waterfields. We have received government approval for these transactions and we expect to complete these transactions by July 31, 2003. As a result, we will own 90.9% of the shares of Waterfields. While we may not own all of the outstanding shares of Waterfields, we will control the right to appoint all of the directors of its Board of Directors.

      Waterfields owns its production and distribution plant in Nassau, the Bahamas, which is located on property owned by the Water & Sewerage Corporation of the Government of the Bahamas. Under the terms of a water supply agreement with Water & Sewerage Corporation, Waterfields supplies approximately 2.6 million U.S. gallons of desalinated water per day or approximately 16.8 million U.S. gallons per week to the Water & Sewerage Corporation from the plant. The Water & Sewerage Corporation distributes the water to its customers by pipeline. The water supply agreement expires on the later of December 4, 2012 or after the plant has produced approximately 13.1 billion U.S. gallons of water. At the conclusion of the initial term of the water supply agreement, the Water & Sewerage Corporation has the following options:

•	extend the term of the agreement for an additional five years at a reduced rate to be negotiated by the parties;

•	exercise a right of first refusal to purchase any materials, equipment or facilities that Waterfields intends to remove from the plant and negotiate a purchase price with Waterfields; or

•	require Waterfields to remove all materials, equipment or facilities from the plant.

      On September 20, 2001, the Water & Sewerage Corporation reduced the required plant production level from approximately 16.8 million U.S. gallons per week to approximately 13.4 million U.S. gallons per week. This temporary reduction continues until June 30, 2003. If Waterfields fails to meet this threshold, it must pay an amount equal to the number of U.S. thousand gallons that it is under the threshold multiplied by the current price of water. For the period from July 1, 2003 to December 31, 2003, the plant will be required to produce 15.1 million U.S. gallons per week to avoid penalties. From January 1, 2004, the plant will be required to produce 16.8 million U.S. gallons to avoid penalties. In January 2002, Waterfields incurred penalties for production shortfalls of $11,960.

      The plant was engineered and constructed by DesalCo and consists of four identical seawater reverse osmosis desalination production units and one brackish water reverse osmosis desalination production unit. All of the units utilize high-pressure pumps driven by Caterpillar diesel engines. Electricity is purchased from the

Bahamas Electricity Corporation to power ancillary equipment and building lighting. The plant is equipped with a stand-by diesel powered generator that is capable of powering all equipment normally powered by the Bahamas Electricity Corporation.

      Waterfields is currently managed by Bacardi and DesalCo pursuant to separate management and engineering services agreements, which provide monthly fees of approximately $15,000 to each of Bacardi and DesalCo. As a result of the anticipated transaction with Bacardi, we will be assigned Bacardi’s rights under the management services agreement with Waterfields. Under these management and engineering services agreements, we will have the right to provide the Managing Director for Waterfields as well high level management support including, accounting, personnel support and corporate management. DesalCo provides a Director of Operations, who is responsible for the operation and maintenance of the plant. DesalCo also purchases various parts and materials for the plant at specified markup of 10% and provides design services for plant modifications at a rate of 4.69% of the projected cost.

      Royal Bank of Canada and Waterfields currently provide a performance bond in favor of the Water and Sewerage Corporation, which is renewed annually, in the amount equal to 50% of the guaranteed annual sales to the Water and Sewerage Corporation. Bacardi and DesalCo also provided a joint and several guarantee of Waterfields’ performance under the water supply agreement. We intend to ask the Water and Sewerage Corporation to replace this guarantee with a new guarantee given by us.

     The Government in the Bahamas and Customs, Duties and Taxes

      The Commonwealth of the Bahamas is a constitutional parliamentary democracy with the Queen of England as the constitutional head of state. The basis of Bahamian law and legal system is the English common law tradition with a Supreme Court, Court of Appeals, and a Magistrate court.

      We have not been granted any tax exemptions for our Bahamian operations. We did not pay any tax to the Bahamian government during 2001 or 2002, other than National Insurance Board tax on our employees. We calculate our potential tax liability based on our 2001 and 2002 sales to be less than $2,000.

British Virgin Islands Operations

     Ocean Conversion (BVI) Ltd. Acquisition

      On February 7, 2003, we began operations in the British Virgin Islands when we purchased 50% of the issued and outstanding voting stock and certain profit sharing rights relating to Ocean Conversion (BVI), and all of the voting stock and certain profit sharing rights relating to Ocean Conversion (Cayman) for approximately $14.1 million and the issuance of 185,714 of our ordinary shares. As a result of acquisition of DesalCo, we also acquired control over all of the non-voting shares of Ocean Conversion (BVI) owned by DesalCo. Ocean Conversion (BVI) supplies desalinated water produced from its Baughers Bay desalination plant in Tortola, British Virgin Islands, to the British Virgin Islands Water and Sewerage Department pursuant to the terms of a water supply agreement between Ocean Conversion (BVI) and the British Virgin Islands government.

      Prior to the completion of the Ocean Conversion (BVI) transaction, Ocean Conversion (BVI) had a profit sharing agreement under which North American Mortgage & Finance Company Ltd. and Edmund Gibbons Limited, who sold their interests to us, received profit sharing payments equal to 247,500 multiplied by the dividend per share paid to other shareholders of Ocean Conversion (BVI). Sage Water Holdings (BVI) Ltd., the remaining shareholder, received profit sharing payments equal to 202,500 multiplied by the dividend per share paid to the other shareholders of Ocean Conversion (BVI). We surrendered 18.2% of our profit sharing rights to Ocean Conversion (BVI) in return for the issuance to DesalCo, of 45,000 non-voting shares by Ocean Conversion (BVI). DesalCo sold these shares of non-voting stock and all of the shares of non-voting stock it presently owns to Sage Water Holdings for approximately $2.1 million in cash. We share control of the voting stock and the profit sharing rights of Ocean Conversion (BVI) equally with the remaining shareholder, Sage Water Holdings, which now owns all of the shares of non-voting stock of Ocean Conversion (BVI).

      Ocean Conversion (BVI)’s Baughers Bay plant currently has a capacity of 1.2 million U.S. gallons per day, although a current expansion project will enable the plant to produce up to 1.6 million U.S. gallons per day. The Baughers Bay plant is a dual-train seawater reverse osmosis plant with an advanced energy recovery system. Ocean Conversion (BVI) generates its own electrical power on site using a large Caterpillar diesel driven generator unit. Ocean Conversion (BVI) also purchases electricity from the BVI Electric Co. to power ancillary equipment and provide building lighting.

      Ocean Conversion (BVI) believes that the current water supply agreement with the British Virgin Islands government was automatically extended on May 31, 1999 to May 31, 2006 when the British Virgin Islands government did not make a buyout payment to Ocean Conversion (BVI) as required under the agreement. The British Virgin Islands government, however, has taken the position, that the agreement is in force on a month-to-month basis and the parties are currently negotiating to extend the contract for 15 years at a lower cost to the British Virgin Islands Water and Sewerage Department.

      DesalCo provides a Vice President and Chief Executive Officer as well as other management and engineering services to Ocean Conversion (BVI) in the form of accounting services, personnel management and plant management for a monthly fee of $16,639. DesalCo also receives a bonus of 4% of the annual net operating income of Ocean Conversion (BVI).

      In 2003, Ocean Conversion (BVI) subscribed for 1,500 shares of JVD Ocean Desalination Ltd., representing 60% of the outstanding shares. Ocean Conversion (BVI) supplied JVD Ocean Desalination Ltd. with a seawater reverse osmosis desalination plant capable of producing 20,000 U.S. gallons per day to supply water to the island of Jost Van Dyke. DesalCo operates the plant on behalf of JVD Ocean Desalination Ltd.

      Under the Articles of Association of Ocean Conversion (BVI), we are able to appoint three of the six directors of the company. Sage Water Holdings, which owns the remaining 50% of the issued and outstanding voting shares, is entitled to appoint the remaining three directors. If there is a tied vote on any matter, the President of the Caribbean Water and Wastewater Association will be entitled to appoint a temporary director to break the tie.

The Government in the British Virgin Islands and Customs, Duties and Taxes

      The British Virgin Islands is an Overseas Territory of the United Kingdom and a constitutional democracy. The British Virgin Islands are an English common law jurisdiction with a Supreme Court, Court of Appeals and Magistrates Court.

      The British Virgin Islands imposes a corporate income tax at a rate of 15% of net income. Ocean Conversion (BVI) receives an exemption under the water supply agreement with the British Virgin Islands government from all taxes and from duties, levies and impositions on items which it imports for the Baughers Bay plant.

Barbados Operations

     Recent DesalCo Acquisition

      On February 7, 2003, we acquired all of the stock of DesalCo for approximately $11.4 million.

      In addition to the management and engineering services that DesalCo provides to Ocean Conversion (Cayman), Ocean Conversion (BVI) and Waterfields, DesalCo also owns all of the issued and outstanding stock of DesalCo (Barbados) Ltd., a Barbados company, which operates a desalination plant for Sandy Lane Properties Ltd. in St. James, Barbados. As a result of our acquisition of DesalCo, we acquired DesalCo (Barbados).

      Under the terms of an operating agreement with Sandy Lane Properties Ltd., DesalCo operates a seawater desalination plant, which provides irrigation water for several golf courses on the Sandy Lane Resort in St. James, Barbados. The plant and property are owned by Sandy Lane Properties Ltd. and DesalCo operates the plant under the terms of a five-year operating agreement, which expires in December 2006. Sandy Lane Properties Ltd. has the option to cancel the operating agreement with three months prior notice to

DesalCo, subject to certain penalties for early termination of the operating agreement. The operating agreement was assigned to DesalCo (Barbados) in January 2001 and DesalCo (Barbados) pays a monthly assignment fee to DesalCo equal to 8.0% of the gross revenue received under the operating agreement. DesalCo also provides certain engineering services and pays a portion of the plant manager’s salary in exchange for a management fee of approximately $14,000 per month and reimbursement of its expenses from Sandy Lane.

     The Government in Barbados and Customs, Duties and Taxes

      Barbados is an independent island nation and a member of the British Commonwealth. Barbados is an English common law jurisdiction with a Supreme Court.

      The net income of DesalCo (Barbados) is subject to a 40% Barbados corporate tax, and all dividend payments and non-tax treaty supplier payments are subject to a Barbados withholding tax of 15%. All customs duties due on parts and equipment for the plant and value added taxes are paid by Sandy Lane Properties Ltd.

Reverse Osmosis Technology

      The conversion of saltwater to potable water is called desalination. There are two primary forms of desalination: distillation and reverse osmosis. Both methods are used throughout the world and technologies are improving to lower the costs of production. Reverse osmosis is a separation process in which the water from a pressurized saline solution is separated from the dissolved material by passing it over a semi-permeable membrane. An energy source is needed to pressurize the saline (or feed) water for pretreatment, which consists of fine filtration and the addition of precipitation inhibitors. Pre-treatment removes suspended solids, prevents salt precipitation and keeps the membranes free of microorganisms. Next, a high-pressure pump enables the water actually to pass through the membrane, while salts are rejected. The feed water is pumped into a closed vessel where it is pressurized against the membrane. As a portion of the feed water passes through the membrane, the remaining feed water increases in salt content. This remaining feed water is discharged without passing through the membrane. As the discharged feed water leaves the pressure vessel, its energy is captured by an energy recovery device which is used to pressurize incoming feed water. The final step is post-treatment, which consists of stabilizing the water, removing hydrogen sulfide and adjusting the pH and chlorination to prepare it for distribution.

      We use reverse osmosis technology to convert seawater to potable water. We believe that this technology is the most effective and efficient conversion process for our market. However, we are always seeking ways to maximize efficiencies in our current processes and to investigate new more efficient processes to convert seawater to potable water. We believe that the equipment at our plants is among the most energy efficient available and we monitor and maintain our equipment in an efficient manner. As a result of our many years of experience in seawater desalination, we believe that we have an expertise in the development and operation of desalination plants which is easily transferable to locations outside the Cayman Islands.

      In addition, DesalCo is the exclusive distributor in the Caribbean basin for the DWEERTM Energy Recovery System produced by DWEERTM Technology Ltd. for use in reverse osmosis seawater desalination plants through 2009. An advanced energy recovery system, the DWEERTM System is utilized to efficiently recover energy from the high-pressure brine that is the by-product of the reverse osmosis desalination process. Unlike pump/turbine systems used in many desalination plants around the world, the DWEERTM System recovers approximately 95% of the energy used to pressurize the salinated (or feed) water after pretreatment. As a result, the DWEERTM System for reverse osmosis seawater desalination plants is one of the most energy efficient systems of its kind. The DWEERTM System is used on all desalination plants that DesalCo has designed and operated.

Competition

      We do not compete with other utilities within our licensed area in the Cayman Islands. Although we have been granted an exclusive franchise for our present service area, our ability to expand our service area is limited at the discretion of the government. At the present time, we are the only non-municipal public water utility on Grand Cayman. The Cayman Islands government, through Water Authority-Cayman, supplies water to parts of Grand Cayman which are not within our licensed area.

      On Ambergris Caye, in Belize, our water supply contract with Belize Water Services Limited is non-exclusive, and Belize Water Services Limited may seek contracts with other water suppliers to meet their future needs in San Pedro, Ambergris Caye, Belize. There are many companies throughout the world which provide desalination equipment and turnkey water supply contracts, including Ionics Inc. and Veolia Environnement, formerly Vivendi Environnement. We expect to compete with these companies and others for any future contracts in Belize.

      On South Bimini Island in the Bahamas, we supply water to a private developer and do not have competitors. Aqua Design (an Ionics company) operates a seawater desalination plant on North Bimini Island. We can expect that Aqua Design and Veolia will compete with us for future water supply agreements with the Bahamian government on New Providence, Bahamas following our acquisition of Waterfields.

      Aqua Design (an Ionics company) operates seawater desalination plants in West End, Tortola and on Virgin Gorda in the British Virgin Islands and generally bids against Ocean Conversion (BVI) for projects. There are currently water shortages in certain areas of Tortola, particularly on the eastern end of the island, and we believe that additional desalination plants will be required to alleviate these shortages. Ocean Conversion (BVI) is currently examining the feasibility of constructing a seawater desalination plant in East End, Tortola and has purchased a small plant for installation in Jost Van Dyke, a small island northwest of Tortola.

      DesalCo (Barbados) operates a seawater desalination plant which provides irrigation water for several golf courses on the Sandy Lane Resort in St. James, Barbados. Ionics Inc. competed with us for this operating agreement. We can expect that Ionics and other companies of comparable size and financial resources will compete with us for future agreements with the Sandy Lane Resort as well as any other agreements which we may seek in Barbados.

      To implement our growth strategy outside our existing operating areas, we will have to compete with companies such as Ionics Inc. and Veolia. These companies, among others, currently operate in areas in which we would like to expand our operations. These companies already maintain world-wide operations and have greater financial, managerial and other resources than us. We believe that our exclusive rights in the Caribbean basin to DWEER™ technology through 2009, our low overhead costs, knowledge of local markets and conditions, and our efficient manner of operating desalinated water production and distribution equipment will provide us a competitive advantage on projects, ranging in size up to 5 million U.S. gallons per day, in the Caribbean basin and surrounding areas.

Government Regulation

      In the Cayman Islands, we are regulated by the Water Authority-Cayman on behalf of the Cayman Islands government and believe that our operations comply with all local laws and regulations.

      We have been advised by our attorney in Belize that we may require a license from the Government of Belize under the Water Industry Act 2001 in relation to our water sales agreement with Belize Water Services Limited. We are currently reviewing our obligations under this new legislation, which was enacted to facilitate the privatization of the government Water and Sewerage Authority in February 2001. Our Belize operations are regulated by the terms and conditions of our water supply agreement with Belize Water Services Limited. However, the new Water Industry Act 2001 requires all water service providers to obtain a license from the Public Utilities Commission, which was created under the Water Industry Act 2001. The Public Utilities Commission has the power to set the terms and conditions on which all water services in Belize are provided to the public. The Water Industry Act 2001 also contains certain savings for operations which were in existence before the new law was enacted, which we believe may apply to our operations. To date we have not been advised by any government entity that we require such a license, and do not foresee any difficulty or significant additional costs obtaining a license if necessary. We believe that our operations in Belize comply with all other local laws and regulations.

      We believe that our operations in the Bahamas, the British Virgin Islands and Barbados comply with all local laws and regulations, and we are currently reviewing our Bahamian tax status as previously disclosed.

Employees

      Prior to the recent acquisitions, we employed a total of 41 persons. As a result of our recent acquisitions, we now employ 75 persons. We employ 50 persons in the Cayman Islands, eight of whom are executive and management personnel. Ten employees are engaged in administrative and clerical positions. The remaining staff is engaged in engineering, plant maintenance and operations, pipe laying and repair, leak detection, new customer connections, meter reading and laboratory analysis of water quality. Currently, we employ six persons in Belize to manage and operate our plant. Waterfields presently employs eight persons to operate the plant on New Providence, Bahamas. We directly employ one person in the Bahamas to manage and operate our water plant and distribution system on South Bimini. We presently employ five persons in Barbados to operate the water plant for Sandy Lane Properties. We presently employ six persons in Bermuda and will relocate three of them to the Cayman Islands. The remaining three employees in Bermuda will be made redundant and will be terminated. Currently, we manage the five employees of Ocean Conversion (BVI) in the British Virgin Islands. None of our employees is a party to a collective bargaining agreement. We consider our relationship with our employees to be good.

Legal Proceedings

      We are not currently a party to any legal proceeding.

MANAGEMENT

Our Directors And Executive Officers

      Under our license with the Cayman Islands government, the Cayman Islands government must approve all of our executive officers and directors. This table lists information concerning our executive officers and directors:

Name	Age	Position

Jeffrey M. Parker	58	Chairman of the Board of Directors and Chief Executive Officer
Frederick W. McTaggart	40	Director, President, Chief Operating Officer and Chief Financial Officer
*Kenneth R. Crowley	38	Vice President of Overseas Operations
Gregory S. McTaggart	39	Vice President of Operations (Cayman Islands)
*Robert B. Morrison	49	Vice President of Purchasing and Information Technology
*Gerard Pereira	32	Vice President of Engineering
Peter D. Ribbins	54	Director, Director — Special Projects and Company Secretary
*Brent Santha	32	Vice President of Finance and Assistant Company Secretary
*William T. Andrews	54	Director
J. Bruce Bugg, Jr.	48	Vice Chairman of the Board of Directors
Brian E. Butler	52	Director
Steven A. Carr	52	Director
Carson J. Ebanks	47	Director
Richard L. Finlay	44	Director
Clarence B. Flowers, Jr.	47	Director
Wilmer Pergande	62	Director
Raymond Whittaker	48	Director

*	We have appointed these persons to the indicated positions without obtaining the prior approval of the Cayman Islands government, as required under our license. As a consequence, we are in technical breach of the terms of our license. Our license requires the Cayman Islands government to give us reasonable notice of and a reasonable opportunity to cure this breach. Ultimately, if the breach were uncured, the Cayman Islands government could cancel the license. This breach will no longer exist after the transfer of our license to our wholly-owned subsidiary, Cayman Water Company Limited, whose directors have been approved by the Cayman Islands governor. The transfer has been approved by the Cayman Islands government and we anticipate that it will be effected by no later than July 1, 2003. If notice is given by the Cayman Islands government with respect to this breach prior to this transfer, the breach could be cured by removal of those directors causing the breach to exist. Following the completion of the transfer, no regulatory approvals will be necessary in connection with the appointment of our executive officers and directors, and we will no longer be in technical breach of our license.

      Jeffrey M. Parker has been one of our directors since 1980, the Chairman of the Board since 1982 and Chief Executive Officer since 1994. In addition to serving as our Chief Executive Officer and Chairman of the Board, Mr. Parker is a Chartered Accountant and practices at Moore Stephens (Cayman Islands) Ltd. in the Cayman Islands, a member of Moore Stephens International Ltd. From 1993 to 1995, Mr. Parker served as a director of The International Desalination Association representing the Caribbean & Latin America. Mr. Parker received his ACA designation as a chartered accountant in England and Wales in 1967, and his FCA designation in 1977.

      Frederick W. McTaggart has been one of our directors since 1998, and the President and Chief Operating Officer since October 2000 and Chief Financial Officer since February 2001. From April 1994 to October 2000, Mr. McTaggart was the Managing Director of the Water Authority-Cayman, the government-owned water utility serving certain areas of the Cayman Islands. He received his B.S. degree in Building Construction from the Georgia Institute of Technology in 1985. Mr. McTaggart is the brother of Mr. Gregory S. McTaggart, our Vice President of Operations.

      Kenneth R. Crowley joined us in February 2003 as the Vice President of Overseas Operations. From 1998 to 2003, Mr. Crowley served as Operations Manager at DesalCo working to design, build and operate reverse osmosis plants with work exchanger energy recovery systems in the Cayman Islands, Bahamas, Barbados and British Virgin Islands. Prior to joining DesalCo, Mr. Crowley served as Operations Manager for Ocean Conversion (Cayman) where he was responsible for overseeing the operations and expansions of existing plants and the construction of a new plant. Mr. Crowley started in the desalination industry as an Operations Engineer for Reliable Water Company in 1989. He holds a Bachelor of Science degree in Mechanical Engineering from the University of Maryland.

      Gregory S. McTaggart is our Vice President of Operations (Cayman Islands). Mr. McTaggart joined us in January 1991 as our resident engineer and has served in his current capacity since 1994. For three years before joining us, Mr. McTaggart worked for the Caribbean Utilities Company as a mechanical engineer. Mr. McTaggart obtained his B.S. degree in Mechanical Engineering from the Georgia Institute of Technology in 1986. Mr. McTaggart is the brother of Frederick W. McTaggart, the President, Chief Operating Officer, Chief Financial Officer and director.

      Robert B. Morrison joined us as Vice President of Purchasing and Information Technology in March, 2003. From 1996 until joining us, Mr. Morrison served as Purchasing Manager at DesalCo Prior to DesalCo, Mr. Morrison was Principal Purchasing Officer for Bermuda Government, Ministry of Works and Engineering, and Purchasing Manager for American-Standard in Toronto, Canada. He is co-founder and Past President of the Purchasing Management Association of Bermuda and Past President of the Mississauga District of the Purchasing Management Association of Canada.

      Gerard Pereira was appointed Vice President of Engineering in March 2003. Since 1998, he has served as Operations Manager of Ocean Conversion (Cayman) Ltd. From 1995 to 1998, he was an Operations Engineer for Ocean Conversion (Cayman) Ltd. Mr. Pereira holds B.S. degrees and M.S. degrees in Chemical Engineering from the University of Waterloo, Ontario, Canada.

      Peter D. Ribbins is our Director-Special Projects and Secretary since 2000 and has served as a director since 1989. Mr. Ribbins joined us in 1983 as our General Manager, a position he held until 1989, when he was appointed Managing Director. He was appointed President and Chief Operating Officer in 1994 and resigned from that position in October 2000 for personal reasons. Mr. Ribbins obtained his B.S. degree in Kinanthropology from the University of Ottawa, Canada in 1971.

      Brent J. Santha became our Vice President of Finance and Assistant Secretary in January 2003 after serving as our Management Accountant since January 2001. Prior to joining us, Mr. Santha was employed by Johnsen Archer Chartered Accountants from 1994 to 2000. He has been a member of the Canadian Institute of Chartered Accountants since 1997. Mr. Santha received his B.A. degree in Accounting from the University of Regina, Canada in 1993.

      William T. Andrews became one of our directors under the terms of Share Sale Agreement between DesalCo and us. Since 2002, he has been Managing Director of DWEER Technology Ltd., which designs and manufactures patented high efficiency energy reduction pumping equipment for seawater reverse osmosis desalination. From 1991 to 2003, Dr. Andrews was the Managing Director of DesalCo. He was formerly President of Reliable Water Inc., and Vice President of Polymetrics Inc., focusing on seawater reverse osmosis desalination in both cases. Dr. Andrews attended universities in England, receiving a bachelor’s degree in Physics from the University of Newcastle-upon-Tyne, and a doctorate in Atomic Physics at Oxford University, as a Rhodes Scholar. He is a registered Mechanical Engineer in California and Bermuda. Since 1976, Dr. Andrews has continuously been a member of the International Desalination Association (IDA). He has been a director of IDA since 1995, and is currently President. He is a member of the European Desalination Society and the Caribbean Water & Wastewater Association.

      J. Bruce Bugg, Jr. has been a director and our Vice-Chairman of the Board since 1998. Mr. Bugg is also, and has been since 1997, the Chairman of the board of directors and Chief Executive Officer of Argyle Investment Co., the general partner of Argyle Partners Ltd., the sole general partner of Argyle/ Cay-Water, Ltd. From 1996 to 1997, Mr. Bugg served as Vice Chairman of First Southwest Company and Chairman of its Investment Banking Group. Mr. Bugg received his B.B.A. degree in Business Administration from Southern Methodist University in 1976 and his J.D. from Southern Methodist University in 1979.

      Brian E. Butler has been one of our directors since 1983. Since 1977, Mr. Butler has been the principal of Columbus Developments Ltd., a property development company specializing in luxury resort projects in the Cayman Islands.

      Steven A. Carr has served as one of our directors since May 2000. Since 1994, Mr. Carr has been the President of Carr & Associates, a private investment firm located in Bryan, Texas. Before joining Carr & Associates, Mr. Carr held a variety of executive positions and participated in the ownership and management of a number of telecommunications ventures in the United States. From 1998 to 2000, Mr. Carr served as an alternate director on our board of directors for his father, Hal N. Carr, until he was elected as one of our directors in May 2000. Mr. Carr is currently a director of the First National Bank of Bryan. In addition to his business interests, Mr. Carr is a senior lecturer at The Mays College Business School at Texas A&M University and a councilor of the Texas A&M Research Foundation. Mr. Carr received is B.S. degree in Social Psychology from Texas A&M University in 1973 and his M.A. degree in Telecommunication from the University of Texas in 1980.

      Carson K. Ebanks became the government nominated director of our company in May of 2001. Mr. Ebanks was the Director of Planning for the Cayman Islands from 1991 — 1997. Since 1997, he has served the Cayman Islands Government as a Permanent Secretary currently for the Ministry of Community Services, Youth, Sports and Gender Affairs. Mr. Ebanks is a Justice of the Peace, a Fellow of the Royal Geographic Society and a member of the American Planning Association. He holds a Bachelor of Environmental Studies (Hons. Urban and Regional Planning — Peace and Conflict Studies Minor) from the University of Waterloo and a Master of Arts — Planning in Community and Regional Planning from the University of British Columbia. He is a trustee of the National Gallery of the Cayman Islands. Mr. Ebanks has served on the Boards of the Trustees for the Cayman Islands Museum, the Cayman Islands Civil Service Co-operative Credit Union, the Housing Development Corporation and as the Vice President of the Cayman Islands Olympic Committee.

      Richard L. Finlay has served as one of our directors since 1995. Until June 5, 2003 Mr. Finlay was an attorney with the Cayman Islands law firm of Charles Adams, Ritchie and Duckworth. Before joining this firm in 1993, he served as Director of Legal Studies of the Cayman Islands Government from 1989 to 1992. From 1983 to 1989, Mr. Finlay was a partner with the Canadian law firm of Olive, Waller, Zinkhan and Waller. Mr. Finlay has served as the Cayman Islands’ representative to the International Company and Commercial Law Review and is a former editor of the Cayman Islands Law Bulletin.

      Clarence B. Flowers, Jr. has been one of our directors since 1991. Mr. Flowers is, and has been since 1985, the principal of Orchid Development Company, a real estate developer in the Cayman Islands. Mr. Flowers also serves as a director of C.L. Flowers & Son, which manufactures wall systems in the Cayman Islands, and Cayman National Bank, a retail bank.

      Wilmer Pergande has been one of our directors since 1978. Mr. Pergande is the Vice-President of Special Projects of Osmonics, Inc. of Minnetonka, Minnesota, a publicly traded company and the third largest water treatment company in North America. Before joining Osmonics, Mr. Pergande was the Chief Executive Officer of Licon International, Inc., a publicly traded manufacturer of liquid processing equipment. Previously, Mr. Pergande held several executive positions with Mechanical Equipment Company, Inc., a manufacturer of seawater conversion equipment.

      Raymond Whittaker has served as one of our directors since 1988. Mr. Whittaker was the Managing Director of TransOcean Bank & Trust, Ltd., a bank and trust company located in the Cayman Islands and a subsidiary of Johnson International, Inc., a bank holding company located in Racine, Wisconsin from October 1984 to December 2000. He is now the principal of his own company and management firm.

Composition of the Board of Directors

      The board of directors is organized into three groups. Each group holds office for a three-year period and re-election of the board members is staggered so that two-thirds of the board members are not subject to re-election in any given year. The groups are organized alphabetically as follows:

Group 1	Group 2	Group 3

William T. Andrews J. Bruce Bugg, Jr. Brian E. Butler Steven A. Carr	Carson K. Ebanks Richard L. Finlay Clarence B. Flowers, Jr. Frederick W. McTaggart Jeffrey M. Parker	Wilmer Pergande Peter D. Ribbins Raymond Whittaker

      The directors in Group 2 were re-elected at our annual shareholders’ meeting in May 2002. Those directors in Group 3 will be proposed for re-election in 2003, Group 1 in 2004 and then Group 2 again in 2005.

      Under our license, the Cayman Islands government may nominate three persons to serve on our board of directors. We must cause one of the persons nominated by the government to be elected as a director. In May 2002, Carson K. Ebanks was elected as the government’s nominee.

      Under the terms of the Share Sale Agreement between DesalCo and us under which we acquired all of the stock of DesalCo on February 7, 2003, we appointed Dr. William T. Andrews to our board of directors as a director in Group 1.

Committees of the Board of Directors

      The board of directors has established the following committees:

Nominations
Executive Committee	Audit Committee	Compensation Committee	Committee

Fredrick W. McTaggart* J. Bruce Bugg, Jr. Richard L. Finlay Clarence B. Flowers, Jr. Jeffrey M. Parker Peter D. Ribbins Raymond Whittaker	Brian E. Butler* Steven A. Carr Raymond Whittaker Richard Finlay	Richard L. Finlay* Clarence B. Flowers, Jr. Wilmer Pergande	Wilmer Pergande* J. Bruce Bugg, Jr. Steven A. Carr Richard L. Finlay

* Chairman

Summary Compensation Table

	Annual Compensation				Long Term Compensation

				Other Annual	Securities	All Other
		Salary	Bonus	Compensation	Underlying	Compensation
Name and Principal Position	Year	($)	($)	($)	Options	($)

Jeffrey M. Parker	2000	94,590	143,314	—	26,294	—
Chairman and Chief Executive	2001	95,895	86,176	—	28,507	—
Officer	2002	95,895	39,243	—	26,159

Frederick W. McTaggart	2000	116,400	21,171	—	5,609	—
Director, President, Chief	2001	118,006	88,765	—	28,533	—
Operating Officer and Chief	2002	118,006	66,006	—	26,427	—
Financial Officer

Peter D. Ribbins	2000	121,447	80,448	—	5,609	—
Director, Director – Special	2001	118,006	—	—	27,646	—
Projects	2002	118,006	—	—	25,767	—

Gregory S. McTaggart	2000	83,248	17,155	1,808	20,193	—
Vice President of Operations	2001	85,932	8,759	—	20,800	—
(Cayman Islands)	2002	85,932	—	—	19,325	—

      Frederick McTaggart joined us in October 2000. The salary shown in 2000 for Frederick McTaggart is annualized based upon a full year of employment for comparative purposes. Frederick McTaggart’s actual salary for 2000 was $24,772.

      The other annual compensation granted to Gregory McTaggart in 2000 is comprised of redeemable preferred shares issued to him under our share incentive plan. Under our share incentive plan, half of the redeemable preferred shares are issued at no cost to the employee and the employee may purchase for cash, an equal number of redeemable preferred shares at an exercise price of approximately 75% of the market price of the ordinary shares at the time of issuance. These shares issued to Gregory McTaggart in 2000 had a market price of $5.47 per share on the date of grant. As a result of entering into an employment agreement in 2000, Gregory McTaggart is no longer eligible to participate in our share incentive plan.

      All options granted to Jeffrey Parker, Frederick McTaggart, Peter Ribbins and Gregory McTaggart in 2000, 2001 and 2002 have exercise prices of $7.10, $10.84 and $11.93 per share, respectively.

Stock Option Grants

      The following table provides information, with respect to the chief executive officer and the other named executive officers listed in the Summary Compensation Table, concerning stock options granted in fiscal year 2002:

					Potential Realizable Value
					at Assumed Annual Rates
					of Stock Price Appreciation
					for Option Term

		% of Total			At 0%	At 5%	At 10%
	Options	Options Granted	Exercise or		Annual Growth	Annual Growth	Annual Growth
	Granted	To Employees	Base Price	Expiration	Rate	Rate	Rate
Name	(#)	in Fiscal Year	($/Sh)	Date	($)	($)	($)

Jeffrey M. Parker	26,159	23%	11.93	03/18/06	73,507	135,464	197,422
Frederick W. McTaggart	26,427	24%	11.93	03/18/06	74,260	136,852	199,444
Peter D. Ribbins	25,767	23%	11.93	03/18/06	72,405	133,434	194,463
Gregory S. McTaggart	19,325	17%	11.93	03/18/06	54,303	100,074	145,846

      The market value of these options on the grant date (December 31, 2002) was $14.74.

Stock Option Holdings

      The following table provides information, with respect to the chief executive officer and the other named executive officers listed in the Summary Compensation Table, concerning the holding of unexercised options at the end of fiscal year 2002:

					Value of Unexercised
			Number of Securities		In-The-Money Options
	Shares		Underlying Unexercised		at Fiscal Year End
	Acquired	Value
	on Exercise	Realized	Exercisable	Unexercisable	Exercisable	Unexercisable
Name	(#)	($)	(#)	(#)	($)	($)

Jeffrey M. Parker	7,786	95,379	81,590	—	390,383	—
Frederick W. McTaggart	—	—	60,669	—	228,391	—
Peter D. Ribbins			59,022	—	223,077	—
Gregory S. McTaggart	20,193	153,245	40,125	—	135,423	—

Incentive Compensation

     Employee Share Incentive Plan

      Since April 8, 1987, we have maintained an employee share incentive plan for our long-term employees who are not directors. This plan was amended in 2000 to exclude officers as participants under the plan. To become eligible for the employee share incentive plan, an employee must complete four years of service with us and then retain the shares for an additional four years before he can transfer or sell the shares. We may, at our option, offer to exchange the redeemable preferred shares issued to the employee for an equal number of ordinary shares at any time during the four year holding period. Within the four-year holding period, if an employee ceases to be employed by us, we, at the sole discretion of the board of directors, may redeem the redeemable shares held by that employee for less than four years at the price that the employee originally paid for the shares.

      Under the plan, employees are issued redeemable preferred shares on an annual basis at no cost based on a formula which takes into consideration the employee’s salary and the total dividend paid to ordinary shareholders as a percentage of the total shareholder’s equity in each year. If an employee remains employed by us for at least four years, or a person or affiliated group of persons acquires 30% or more of our ordinary shares, we are obligated to exchange the redeemable preferred shares (whether or not the redeemable preferred shares have been held for four years) for the same number of ordinary shares. We are also obligated to exchange the redeemable preferred shares for an equal number of ordinary shares if an employee’s employment with us or any of our affiliates terminates by reason of the employee’s death, permanent disability or the employee reaches the age of 65 years. However, if an employee’s employment with us or any of our affiliates terminates for any other reason, we may at any time up to and including the first anniversary of such termination, redeem the employee’s redeemable preferred shares for cash equal to 75% of the average of the closing market price for our ordinary shares on each of the first seven trading days in the month of October of the year in which the redeemable preferred shares were issued to the employee.

      Under the plan, when an employee is issued redeemable preferred shares, the employee is also granted an option to purchase an equal number of redeemable preferred shares at approximately 75% of the average market price of the ordinary shares. The exercise price is determined during the ten days after our annual shareholders’ meeting. This option expires, unless exercised by the employee, within 40 days after the date of our annual shareholders’ meeting. Since we adopted the employee share incentive plan, our employees have acquired 124,360 redeemable preferred shares, of which 104,620 have been redeemed for an equal number of ordinary shares.

     Employee Share Option Plan

      In 2001, we established an employee share option plan for certain long-term employees who participate in the employee share incentive plan. This plan was introduced in order to compensate these employees for adjustments in the employee share incentive plan. Under the share option plan, these employees are granted in each calendar year, as long as the employee is a participant in the employee share incentive plan, options to purchase ordinary shares. The price at which the option may be exercised will be the closing market price on the grant date, which is 40 days after the date of our annual shareholders’ meeting. The number of options each employee is granted is equal to five times the sum of (i) the number of redeemable preferred stock which that employee receives at no cost and (ii) the number of redeemable preferred stock options which that employee exercises in that given year. The option may be exercised during the period commencing on the fourth anniversary of the grant date and ending on the thirtieth day after the fourth anniversary of the grant date.

      Since we adopted the employee share option plan, we have granted 22,605 options to purchase ordinary shares at an exercise price of $9.20 with an expiration date of August 4, 2005 and 13,695 options to purchase ordinary shares at an exercise price of $14.69 with an expiration date of July 30, 2006.

     Non-Executive Directors’ Share Plan

      In 1999, we implemented a non-executive directors’ share grant plan for our directors who are not executive officers or serving as the Cayman Islands’ government representative on our board. Under this plan, a director receives ordinary shares based upon the number of board and committee meetings that the director attends during the year. Each board meeting is worth the share equivalent of a $1,200 fee and each committee meeting is worth the share equivalent of a $600 fee. Attendance fees are accumulated throughout the year and then divided by the closing market price on October 1st (or the next trading day if October 1st falls on a non-trading day) of the preceding year to determine the number of shares to be granted for the current year.

      As a result of the non-executive directors’ share plan, the directors, as a group, as of December 31, 2002, are entitled to receive 2,748 ordinary shares (based upon the prevailing market price for the ordinary shares on October 1, 2001).

Employment Agreements and Related Transactions

      We entered into a three-year employment agreement with Jeffrey M. Parker, our Chairman of the board of directors and Chief Executive Officer. This agreement, as amended, was originally scheduled to expire on December 31, 2001, however, it extends automatically each year for an additional one-year term. Mr. Parker devotes at least 75% of his working time to us and the remainder of his working time to his accountancy practice. If we terminate Mr. Parker without cause, he is entitled to all financial benefits under the agreement for a period of two years and any unvested stock options for the year in which Mr. Parker is terminated automatically vest and become fully exercisable. Under the terms of his employment agreement, Mr. Parker is granted an option to purchase that number of ordinary shares which equals 1% of our net profit for the year in which the grant occurs. The exercise price of the options to be granted is equal to the average of the closing market price of the ordinary shares on each of the first seven trading days in the month of October of that financial year. For the year ended December 31, 2002, Mr. Parker was granted an option to purchase 26,159 ordinary shares at an exercise price of $11.93 per share. All options granted to Mr. Parker after March 1999 expire on the third anniversary of the date of the auditor’s report on the financial statements for the year of the grant.

      Under the terms of his employment agreement, Mr. Parker is entitled to receive an annual bonus for each completed financial year during which he serves in the capacities of Chairman and Chief Executive Officer. The amount of the bonus consists of the following two amounts: (a) 1.5% of our net profits for that financial year, before charging this bonus, dividends, or crediting any amounts arising from the re-valuation of our assets and (b) 15% of the amount by which our net profits for that financial year (calculated in the same manner as in (a) above) exceed the highest annual net profits earned by us in any prior financial year. Based upon our pro forma net income presented in the section of this prospectus entitled, “Summary Unaudited Pro Forma Financial Data,” and assuming that our recent acquisition had occurred on January 1, 2002, Mr. Parker would have been entitled to a bonus for the year ended December 31, 2002 of approximately $261,657.

      In addition to serving as our Chairman of the Board and Chief Executive Officer, Mr. Parker owns an accountancy practice in the Cayman Islands. Until 1999, we paid the accountancy practice for services rendered to us by Mr. Parker through his practice. In 1999, we began paying Mr. Parker directly for his services. During 2001, his accounting practice provided us professional services for which we paid $4,523. In addition, we reimbursed his accounting practice $1,355 in 2001 and $416 in 2002 for communication charges made on our behalf.

      We entered into a three-year employment agreement with Frederick W. McTaggart, our President, Chief Operating Officer and Chief Financial Officer. This agreement, as amended, was originally scheduled to expire on October 16, 2003, although it extends automatically each year for an additional one-year term. If we terminate Mr. Frederick McTaggart without cause, he is entitled to all financial benefits under the agreement for a period of two years and any unvested stock options for the year in which Mr. Frederick McTaggart is terminated automatically vest and become fully exercisable. Pursuant to his agreement, Mr. Frederick McTaggart is granted an option to purchase that number of ordinary shares which equals 1% of our net profit for each year. The exercise price of the options to be granted will be equal to the average of the closing market price of the ordinary shares on each of the first seven trading days in the month of October of that financial year. For the year ended December 31, 2002, Mr. Frederick McTaggart was granted an option to purchase 26,427 ordinary shares at an exercise price of $11.93 per share. All options granted to Mr. Frederick McTaggart expire on the third anniversary of the date of the auditor’s report on the financial statements for the year of grant.

      Under the terms of his employment agreement, Mr. Frederick McTaggart is entitled to receive an annual bonus for each completed financial year during which he serves in the capacities of President and Chief Operating Officer. The bonus consists of the following two amounts: (a) 2.5% of our net profits for that financial year, before charging this bonus, dividends or crediting any amounts arising from the re-valuation of our assets and (b) 5% of the amount by which our net profits for that financial year (calculated in the same manner as in (a) above) exceed the highest annual net profits earned by us in any prior financial year. Based upon our pro forma net income presented in the section of this prospectus entitled, “Summary Unaudited Pro Forma Financial Data,” and assuming that our recent acquisition had occurred on January 1, 2002, Mr. Frederick McTaggart would have been entitled to a bonus for the year ended December 31, 2002 of approximately $163,257.

      We entered into an employment agreement with Peter D. Ribbins, our former President and Chief Operating Officer and currently Director — Special Projects. The agreement fixes the salary of Mr. Ribbins until October 31, 2003 and thereafter it will be determined by mutual consent. Until October 31, 2003, Mr. Ribbins will be granted an option to purchase that number of ordinary shares which equals 1% of our net profit for each year. The exercise price of the options to be granted will be equal to the average of the closing market price of the ordinary shares on each of the first seven trading days in the month of October of that financial year. For the year ended December 31, 2002, Mr. Ribbins was granted an option to purchase 25,767 ordinary shares at an exercise price of $11.93. All options granted to Mr. Ribbins expire on the third anniversary of the date of the auditor’s report on the financial statements for the year of grant. If Mr. Ribbins’ employment agreement is terminated, he will be allowed to purchase the medical insurance provided by us to our employees for the rest of his life.

      We entered into a three-year employment agreement with Gregory McTaggart, our Vice President of Operations. This agreement was originally scheduled to expire on August 19, 2001, although it extends automatically each year for an additional one year term. Under the agreement, if we terminate Mr. Gregory McTaggart without cause, he is entitled to all financial benefits under the agreement for a period of one year. Under the terms of his employment agreement, Mr. Gregory McTaggart is granted an option to purchase that number of ordinary shares which equals 0.75% of our net profit for that year. The exercise price of the options to be granted to Mr. Gregory McTaggart will be equal to the average of the closing market price of the ordinary shares on each of the first seven trading days in the month of October of the year in which the options are granted. For the year ended December 31, 2002, Mr. Gregory McTaggart was granted an option to purchase 19,325 ordinary shares at an exercise price of $11.93. All options granted to Mr. Gregory McTaggart expire on the third anniversary of the date of the auditor’s report on the financial statements for the year of grant. As a result of the option grant described above, Mr. Gregory McTaggart was no longer eligible to participate in the employee share incentive plan for fiscal years after 1999.

      Under the terms of his employment agreement, Mr. Gregory McTaggart is entitled to receive an annual bonus for each completed financial year during which he serves in the capacity of Vice President of Operations (Cayman Islands). The bonus consists of 2.5% of the amount by which our net profits for that financial year (before charging this bonus, dividends or crediting any amounts arising from the re-valuation of our assets) exceed the highest annual net profits earned by us in any prior financial year. Based upon our pro forma net income presented in the section of this prospectus entitled, “Summary Unaudited Pro Forma Financial Data,” and assuming that our recent acquisition had occurred on January 1, 2002, Mr. Gregory McTaggart would have been entitled to a bonus for the year ended December 31, 2002 of approximately $29,292.

      We have entered into employment agreements with Gerard Pereira, our new Vice President of Engineering, Kenneth Crowley, our new Vice President of Overseas Operations and Robert Morrison, our new Vice President of Purchasing and Information Technology. Each employment agreement provides that the agreements shall remain in force unless terminated by either party upon 90 days written notice (except in cases of gross negligence or misconduct). Under the terms of Mr. Pereira’s employment agreement, he is entitled to receive an annual bonus equal to 0.6% of the sum of the net profits of Ocean Conversion (BVI) and DesalCo (Barbados) (before charging this bonus, dividends or crediting any amounts arising from the re-valuation of our assets). Under the terms of Mr. Crowley’s employment agreement, he is entitled to an annual bonus of 1.5% of the sum of net profits of Waterfields and Belize Water Limited (before charging this bonus, dividends or crediting any amounts arising from the re-valuation of our assets).

      We have also entered into a two-year employment agreement with Brent Santha, our new Vice President of Finance and Assistant Secretary. The agreement will expire on January 1, 2005, unless extended by the parties. In addition to his salary, Mr. Santha is entitled to an annual bonus as determined in the discretion of our President and an option to purchase that number of ordinary shares which equals 0.25% of our net profit for that year. The exercise price of the options to be granted to Mr. Santha shall be equal to the average of the closing market price of our ordinary shares on the last trading day of that year. All options granted to Mr. Santha expire on the day before the third anniversary of the date of the auditor’s report on the financial statement for the year of the grant. Mr. Santha may terminate this employment agreement upon three months written notice prior to the anniversary of this agreement. We may terminate this employment agreement without reason if we pay Mr. Santha 25% of his annual salary at the time the termination takes place.

Pension Plan

      As with every employer in the Cayman Islands, we are required by the National Pension Law to provide a pension plan for our employees. We belong to the Cayman Islands Chamber Pension Plan, which is the largest pension plan in the Cayman Islands and is open to employers and their employees in the Cayman Islands. As of December 31, 2002, the Chamber Pension Plan reported that it had approximately $65.28 million in assets. The Chamber Pension Plan is a non-profit entity which is administered by the Bank of Butterfield.

      Under the National Pensions Law, all employees between the ages of 18 and 60 must contribute a specified minimum percentage of their earnings to the Chamber Pension Plan. Until recently, the exact percentage of contributions varied according to the age of each employee. Since June 1, 2002, however, all employees must contribute 5% of their earnings to the Chamber Pension Plan. An employee also has the option of contributing more than the prescribed minimum. The employer must match the contribution of the first 5% of each participating employee’s salary to a maximum of $72,000. Employees earning more than $72,000 are not required to make contributions on amounts over $72,000. All contributions by our employees are collected by us and paid into the Chamber Pension Plan on a monthly basis.

      As a defined contribution plan, the amount that an employee receives upon retirement is directly related to the amount contributed to the plan by the employee while working. Once an employee retires (employees become eligible for retirement at age 60 in the Cayman Islands), an employee has the following options for receiving benefits:

•	receive a cash payout if the employee’s retirement savings is less than $6,000;

•	transfer the retirement savings to a life annuity for investment by a life insurance company and payment of a regular income stream to the employee for the remainder of the employee’s life (and the employee’s spouse’s life if the employee is married at the time of retirement); or

•	transfer the retirement savings to a Retirement Savings Arrangement account with an approved provider or bank and receive regular income payments until the account is depleted.

Indemnification Provision

      We have indemnified our directors and officers from and against all actions, proceedings, costs, charges, losses, damages and expenses incurred in connection with their service as a director or officer. We have not indemnified our officers or directors for actions, proceedings, costs, charges, losses, damages and expenses incurred by these officers or directors as a result of their willful neglect or default of their obligations to us.

      To the extent that indemnification for liabilities arising under the Securities Act of 1933 may be available under the above provisions, or otherwise, we have been advised that in the opinion of the Securities and Exchange Commission this indemnification is against public policy as expressed in the Securities Act of 1933 and is unenforceable in the United States.

PRINCIPAL AND SELLING SHAREHOLDERS

      The table below sets forth the beneficial ownership of our ordinary shares, par value CI$1.00 per share, of which 4,275,568 are outstanding before this offering, and our redeemable preferred shares, par value CI$1.00 per share, of which 18,914 are outstanding before this offering, by:

•	each person or entity that we know beneficially owns more than 5% of our ordinary shares or redeemable preferred shares;

•	each of our executive officers and directors;

•	all of our officers and directors as a group; and

•	the selling shareholder

		Number of	Percentage		Number of	Percentage
		Shares	of Shares	Number of	Shares	of Shares
		Owned	Owned	Shares	Owned	Owned
		Before the	Before the	Being	After the	After the
Title of Class	Identity of Person or Group	Offering	Offering	Offered	Offering	Offering

Ordinary Shares	Argyle/Cay-Water, Ltd.	567,662	13.3%	567,662	—	—
Ordinary Shares	Jeffrey M. Parker,	236,591	5.4%	—	236,591	4.3%
	Chairman of the Board and CEO
Ordinary Shares	Frederick W. McTaggart,	60,669	1.4%	—	60,669	1.1%
	Director, President, Chief Operating Officer and Chief Financial Officer
Ordinary Shares	Peter D. Ribbins,	158,622	3.7%	—	158,622	2.9%
	Director, Director-Special Projects and Company Secretary
Ordinary Shares	Gregory S. McTaggart,	71,131	1.7%	—	71,131	1.3%
	Vice President of Operations (Cayman Islands)
Ordinary Shares	J. Bruce Bugg, Jr.,	570,351	13.3%	567,662	2,689	*
	Vice Chairman of the Board of Directors
Ordinary Shares	Kenneth R. Crowley,	—	—	—	—	—
	Vice President of Overseas Operations
Ordinary Shares	Robert B. Morrison,	100	*	—	100	*
	Vice President of Purchasing and Information Technology
Ordinary Shares	Gerard Pereira,	—	—	—	—	—
	Vice President of Engineering
Ordinary Shares	Brent Santha,	—	—	—	—	—
	Vice President of Finance and Assistant Company Secretary
Ordinary Shares	William T. Andrews,	—	—	—	—	—
	Director
Ordinary Shares	Brian E. Butler,	17,091	*	—	17,091	*
	Director
Ordinary Shares	Stephen A. Carr,	45,132	1.1%	—	45,132	*
	Director
Ordinary Shares	Richard L. Finlay,	10,348	*	—	10,348	*
	Director

		Number of	Percentage		Number of	Percentage
		Shares	of Shares	Number of	Shares	of Shares
		Owned	Owned	Shares	Owned	Owned
		Before the	Before the	Being	After the	After the
Title of Class	Identity of Person or Group	Offering	Offering	Offered	Offering	Offering

Ordinary Shares	Clarence B. Flowers, Jr.,	4,237	*	—	4,237	*
	Director
Ordinary Shares	Wilmer Pergande,	4,633	*	—	4,633	*
	Director
Ordinary Shares	Raymond Whittaker,	11,833	*	—	11,833	*
	Director
Ordinary Shares	Carson K. Ebanks,	—	—	—	—	—
	Director
Ordinary Shares	Directors and Executive	1,190,738	26.4%	567,662	623,076	10.9%
	Officers as a Group (17 Persons)
Redeemable	Gregory S. McTaggart,	297	1.6%	—	297	1.6%
Preferred Shares	Vice President of Operations (Cayman Islands)
Redeemable	Director and Executive	297	1.6%	—	297	1.6%
Preferred Shares	Officers as a Group (1 person)
Redeemable	Abel Castillo,	2,901	15.3%	—	2,901	15.3%
Preferred Shares	Operations Manager
Redeemable	Margaret Julier,	2,525	13.3%	—	2,525	13.3%
Preferred Shares	Officer Manager
Redeemable	William Banker,	3,790	20.0%	—	3,790	20.0%
Preferred Shares	Operations Manager
Redeemable	Chet Ritch,	1,211	6.4%	—	1,211	6.4%
Preferred Shares	Operations
Redeemable	Rudy Ritch,	2,399	12.7%	—	2,399	12.7%
Preferred Shares	Operations
Redeemable	Helbert Rodriquez,	1,195	6.3%	—	1,195	6.3%
Preferred Shares	Operations
Redeemable	Ivan Tabora,	1,057	5.6%	—	1,057	5.6%
Preferred Shares	Operations
Redeemable	Elizabeth Triana,	1,015	5.4%	—	1,015	5.4%
Preferred Shares	Customer Service

      An asterisk (*) in the above table indicates less than one percent.

      The address for Jeffrey M. Parker, Frederick W. McTaggart, Peter D. Ribbins, Gregory S. McTaggart, Kenneth R. Crowley, Robert B. Morrison, Gerard Pereira, Brent Santha, Abel Castillo, Margaret Julier, William Banker, Chet Ritch, Rudy Ritch, Helbert Rodriquez, Ivan Tabora and Elizabeth Triana is as follows: c/o Consolidated Water Co. Ltd., Trafalgar Place, West Bay Road, P.O. Box 1114GT, Grand Cayman, B.W.I. The address for each of J. Bruce Bugg Jr. and Argyle/ Cay-Water, Ltd. is c/o Argyle Investment Corp., 1500 Nations Bank Plaza, 300 Convent Street, San Antonio, Texas 78205. The address for William T. Andrews is 12 Chapel Road, Paget PG02, Bermuda. The address for Brian Butler is P.O. Box 2581GT, Grand Cayman, B.W.I. The address for Steven A. Carr c/o Carr & Associates, 4103 South Texas Avenue, Suite 209, Bryan, Texas 77802. The address for Carson K. Ebanks is Government Administration Building, Georgetown, Grand Cayman, B.W.I. The address for Richard Finlay is P.O. Box 709GT, Grand Cayman, B.W.I. The address for Clarence Flowers, Jr. is P.O. Box 2581GT, Grand Cayman, B.W.I. The address for Wilmer Pergande is 3724 Bengal Road, Gulf Breeze, Florida 32561. The address for Raymond Whittaker is P.O. Box 1982GT, Grand Cayman, B.W.I.

      Unless otherwise indicated, to our knowledge, the persons named in the table above have sole voting and investment power with respect to the shares listed. In computing the number of shares beneficially owned by a person and the percentage ownership of that person, shares issuable under stock options exercisable within 60 days after March 31, 2002 are deemed outstanding for that person but are not deemed outstanding for computing the percentage of ownership of any other person. Of the 236,591 ordinary shares owned by Mr. Parker, 81,590 of these shares are ordinary shares underlying options granted to Mr. Parker, which may be exercised within 60 days after March 18, 2003. Mr. Parker has sole voting and investment power over 231,491 shares and shared voting and investment power over 5,100 shares. Of the 60,669 ordinary shares owned by Mr. Frederick W. McTaggart, 54,960 are ordinary shares underlying options granted to Mr. Frederick W. McTaggart, which may be exercised within 60 days after March 18, 2003. Of the 158,622 ordinary shares owned by Mr. Ribbins, 59,022 are ordinary shares underlying options granted to Mr. Ribbins, which may be exercised within 60 days after March 18, 2003. Mr. Bugg is deemed the beneficial owner of the 567,662 ordinary shares held by Argyle/ Cay-Water, Ltd. Of the 71,131 ordinary shares owned by Mr. Gregory W. McTaggart, 40,125 are ordinary shares underlying options granted to Mr. Gregory McTaggart, which may be exercised within 60 days after March 18, 2003 and 297 are redeemable preferred shares, which may be exercised or converted within 60 days after March 18, 2003.

Shares Eligible for Future Sale

      Upon completion of this offering, we will have 5,475,568 ordinary shares outstanding (5,740,718 ordinary shares if the underwriter’s over-allotment option is exercised in full). With the exception of the ordinary shares held by our officers, directors, ten percent (10%) shareholders and other affiliates, 4,938,084 of our outstanding shares may be immediately sold without registration under the Securities Act of 1933 upon completion of this offering. These shares may be sold under Rule 144 or under the exemption provided by Section 4(1) of the Securities Act of 1933 for transactions by any person other than issuer, underwriter or dealer. In addition, 321,770 ordinary shares held by our affiliates (as this term is defined in the Securities Act of 1933) will be eligible for resale in compliance with Rule 144 upon completion of this offering.

      Generally, Rule 144 permits the sale, within any three-month period, of shares in an amount which does not exceed the greater of one percent (1%) of the then-outstanding ordinary shares or the average weekly trading volume during the four calendar weeks before a sale. We cannot predict the effect sales made under Rule 144, or otherwise, may have on the then-prevailing market price of the ordinary shares. Any substantial sale of the restricted ordinary shares under Rule 144, or otherwise, may have a material adverse effect on the market price of the ordinary shares.

      In connection with our acquisition of Ocean Conversion (Cayman), we are also obligated to register 185,714 shares issued to one of the sellers with the Securities and Exchange Commission by June 30, 2003. The registration statement will also cover 30,000 shares acquired by one of our consultants.

FOREIGN EXCHANGE REGULATIONS AND TAXATION

Foreign Exchange Regulations

      We are not subject to any governmental laws, decrees or regulations in the Cayman Islands which restrict the export or import of capital, or that affect the remittance of dividends, interest or other payments to non-resident holders of our securities. The Cayman Islands does not impose any limitations on the right of non-resident owners to hold or vote the ordinary shares. There are no exchange control restrictions in the Cayman Islands.

Cayman Islands Taxation

      The Cayman Islands presently impose no taxes on our profit, income, distribution, capital gains, or appreciations and no taxes are currently imposed in the Cayman Islands on profit, income, capital gains, or appreciations of the holders of our securities or in the nature of estate duty, inheritance, or capital transfer tax. There is no income tax treaty between the United States and the Cayman Islands.

      A major source of revenue to the Cayman Islands government is a 7.5% or 9% stamp tax, depending on location, on the transfer of ownership of land in the Cayman Islands. During the period of November 14, 2001 to May 13, 2003, the stamp tax rate is temporarily set at 5%. To prevent stamp tax avoidance by transfer of ownership of the shares of a company, which owns land in the Cayman Islands (as opposed to transfer of the land itself), The Land Holding Companies (Share Transfer Tax) Law was passed in 1976. The effect of this law is to charge a company, which owns land or an interest in land in the Cayman Islands, a tax based on the value of its land or interest in land attributable to each share transferred. The stamp tax calculation does not take into account the proportion which the value of a company’s Cayman land or interest bears to its total assets and whether the intention of the transfer is to transfer ownership or part of a company’s entire business or a part of its Cayman land or interest.

      Prior to our ordinary shares becoming quoted in the United States, we paid this tax on private share transfers. We have never paid the tax on transfers of our publicly traded shares. Since 1994, we requested that the Cayman Islands government exempt us from the share transfer tax. Other local companies whose businesses are not primarily related to ownership of land and whose shares are publicly traded have either received an exemption from the tax or have not been pursued by government for payment of the tax. On April 10, 2003, we received notice that the Cayman Islands government had granted an exemption from taxation for all transfers of our shares after that date. We believe it is unlikely that government will seek to collect this tax on transfers of our publicly traded shares between the period from 1994 through April 10, 2003.

United States Taxation

      The following discussion summarizes the material U.S. federal income tax considerations that may be relevant to you if you invest in ordinary shares and are a U.S. holder. You will be a U.S. holder if you are:

•	a citizen or resident alien individual of the United States;

•	a corporation or partnership, including an entity treated as a corporation or partnership for U.S. federal income tax purposes, created or organized in or under the laws of the United States or any State thereof or the District of Columbia;

•	an estate the income of which is subject to U.S. federal income taxation regardless of its source;

•	a trust (i) if a United States court is able to exercise primary supervision over the trust’s administration and one or more United States persons have the authority to control all substantial decisions of the trust or (ii) that has a valid election in effect under applicable U.S. Treasury Regulations to be treated as a U.S. Holder; or

•	any holder whose income or gain in respect to its investment is effectively connected with the conduct of a United States trade or business.

      The summary deals only with U.S. holders that hold ordinary shares as capital assets. It does not address considerations that may be relevant to you if you are an investor that is subject to special tax rules, such as a bank, thrift, real estate investment trust, regulated investment company, insurance company, dealer in securities or currencies, trader in securities or commodities that elects mark-to-market treatment, a person that will hold ordinary shares as a position in a “straddle” or conversion transaction, tax exempt organization, certain insurance companies, a person whose “functional currency” is not the dollar, or a person that holds 10% or more of our voting shares.

      Upon a sale, exchange or other taxable disposition of ordinary shares you generally will recognize gain or loss for federal income tax purposes in an amount equal to the difference between (1) the sum of the amount of cash and fair market value of any property you receive and (2) your tax basis in the ordinary shares that you dispose of. Such gain or loss will generally be long-term capital gain or loss if you have held the ordinary shares for more than one year. On May 28, 2003, President Bush signed into law the Jobs and Growth Tax Relief Reconciliation Act of 1993 (the “Act”). Under the Act, the tax on gain from the sale of long-term capital assets will be fifteen percent (15%) for all individual taxpayers except those in the lowest tax brackets. Taxpayers in the ten and fifteen percent (10% and 15%) brackets will pay five percent (5%) on long-term capital gains. The fifteen percent (15%) rate applies to gains recognized on or after May 6, 2003, and remains in effect through December 31, 2008. In 2008, the long-term capital gains rate for the lowest tax bracket drops to zero percent (0%). For years after 2008, the long-term capital gain rates will increase from fifteen percent (15%) to twenty percent (20%) and from zero percent (0%) to ten percent (10%). Short-term capital gains are treated as ordinary income and not entitled to the reduced capital gain rates accorded to long-term capital gain property. The ability of U.S. holders to offset capital losses against ordinary income is limited. Any gain generally will be treated as U.S. source income.

      The Act also makes significant changes in the treatment of dividends. Prior to the passage of the Act, dividends had been treated in the same manner as other ordinary income and taxed at the individual’s highest marginal bracket. The Act treats dividends from domestic corporations and “qualified foreign corporations” in the same manner as long-term capital gains (at maximum rates through 2008 of fifteen percent (15%)). This reduced rate on dividends expires on December 31, 2008. Unlike the effective date for long-term capital gains (May 6, 2003), the reduced rate for dividends is retroactive to January 1, 2003. Dividends for purposes of U.S. federal income taxation, are distributions out of current or accumulated earnings and profits determined under U.S. federal income tax principles.

      Our ordinary shares are traded on the NASDAQ National Market and thus qualify us under the Act as a qualified foreign corporation. Although qualifying under the Act for the new reduced rates for individuals, the dividends will nonetheless be foreign source income for domestic corporations and will not be eligible for the dividends received deduction available to domestic corporations.

      You may be subject to backup withholding at a rate of 30% in 2003, 29% in 2004 and 2005, and 28% thereafter, with respect to dividends paid on ordinary shares or the proceeds of a sale, exchange or other disposition or ordinary shares, unless you: (i) are a corporation or come within another exempt category, and when required, you demonstrate this fact, or (ii) provide a correct taxpayer identification number, certify that you are not subject to backup withholding and otherwise comply with applicable requirements of the backup withholding rules.

      Any amount withheld under these rules will be creditable against your federal income tax liability. You should consult your tax advisor regarding your qualification for exemption from backup withholding and the procedure for obtaining such an exemption, if applicable.

MEMORANDUM AND ARTICLES OF ASSOCIATION

Registered Office

      We have been assigned registration number C/0250 by the registrar of companies in the Cayman Islands. The registered office is located at Trafalgar Place, West Bay Road, P.O. Box 1114, Grand Cayman, Cayman Islands. The telephone number at that location is (345) 945-4277.

Object and Purpose

      Paragraphs 3 and 4 of the Amended and Restated Memorandum of Association (“Memorandum of Association”) provide that our object and purpose is to perform all functions permitted under the Companies Law (1998 Revision). Without limiting paragraphs 3 and 4, paragraph 5 of the Memorandum of Association provides that the objects and powers of our company shall include:

•	To supply water for domestic and all other purposes in the Cayman Islands and to construct the necessary works for such supply;

•	To purchase, take on lease, hire or otherwise acquire waterworks or the right to supply and work water undertakings;

•	To fit out, maintain and work with any form of mechanical steam or electric or other power the necessary works for the supply of water including the construction and fitting out of pumping stations, reservoirs, desalinators, reverse osmosis equipment, pipe lines and all other works necessary or reasonably required for the supply of water for the purposes aforesaid;

•	To acquire, manufacture, repair and maintain all machines, machinery pipes, utensils, apparatus and materials required for the supply aforesaid;

•	To make from time to time such applications to the Cayman Islands government or other authority as may be thought necessary or desirable for powers to construct maintain and work the business of our company or to acquire or lease land, buildings, easements, water rights, water and other works and any extensions thereof and to execute any works in connection therewith;

•	To purchase, take upon, lease or otherwise acquire or build upon or improve any lands or building or any estates or interest therein and any licenses, rights, easements or privileges which may be considered necessary or expedient for the purposes of the business of our company and to do any such things notwithstanding that in any case, the whole of the land may not be required for such purposes;

•	To manufacture, buy, sell, let upon hire, with or without an option of purchase, all pipes, taps, valve engines, tools, machines and other chattels and things used or which may at any time hereafter be used in the establishment, maintenance, equipping or working of the aforesaid.

•	To sell, grant, let, exchange or otherwise dispose of absolutely or conditionally or for any limited estate or interest, all or any part or section of, the undertaking worked our company or any of them or any or any part of the property or properties, rights or powers thereof or any licenses, rights or privileges in over or in relation to any such property or any part thereof;

•	To purchase or otherwise acquire any lands and buildings, and to utilize the same for the treatment, re-use and disposal of sewage, and to construct, erect and lay down any buildings, engines, pumps, sewers, tanks, drains, culverts, channels, sewage or other works or things that may be necessary or convenient for any of the objects of our company;

•	To manufacture, purchase, sell, deal in or otherwise dispose of chemical vegetable and other manures and other substances, materials and things that may be conveniently dealt with in connection with sewage works.

•	To engage in or carry on any other lawful trade, business or enterprise which may at any time appear to our directors capable of being conveniently carried on in conjunction with any of the aforementioned businesses or activities or which may appear to our directors likely to be profitable to us.

Directors

      Article 26.05 of our Amended and Restated Articles of Association (the “Articles of Association”) provides that a director may vote in respect of any contract, arrangement or other matter notwithstanding such director’s interest provided that the nature of his or her interest shall have been disclosed to the directors prior to the resolution. Article 25.01 provides that remuneration of the directors shall be in such amount or at such rate as the directors may from time determine. Article 30.03 provides that the directors may exercise all the powers of our company to borrow money and to mortgage or charge its undertaking, property and uncalled capital or any part thereof by ways of fixed charge, floating charge or other form of encumbrance, and to issues debentures, debenture stock and other securities whether outright or as security for any debt, liability or obligation of our company or any third party. Article 24.02 provides that our directors are not required to own shares of our company in order to act as directors of our company unless prescribed by special resolution.

Rights of Shareholders

      Article 4.02 of our Articles of Association provides that unless otherwise provided in the terms of issue of a class of stock, the rights attached to any class of shares may not be changed unless approved by the holders of such class of shares by special resolution.

Annual General Meetings/ Extraordinary General Meetings

      Under Article 16 and Article 18, of our Articles of Association, we shall hold an annual general meeting on a date determined by our board of directors upon at least five days notice unless all of the shareholders waive the notice requirements. Article 17.01 of our Articles of Association provides that an extraordinary general meeting may be called by our board of directors or by the directors upon the request of the holders of 51% of shares that have the right to vote at a general meeting. If the directors do not call an extraordinary general meeting within 21 days of such request, the shareholders requesting such meeting may call an extraordinary general meeting so long as the meeting takes place within 90 days of the original request by the shareholders. Under Article 18.01, five days notice must be given prior to an extraordinary general meeting unless at least 75% of the shareholders entitled to vote at the meeting agree to call the meeting on shorter notice (but not shorter than two days).

Certain Provisions of the Articles of Association Having the Effect of Delaying, Deferring or Preventing a Change in Control

      Our Articles of Association provide for our board of directors to be divided into three classes of directors serving staggered three-year terms. As a result, approximately one-third of the board of directors will be elected each year. A director may be removed prior to expiration of his or her term by a special resolution of the shareholders. Our Articles of Association define “special resolution” as a resolution passed at a shareholder meeting by a majority of three-quarters of the votes cast, or a resolution passed without a shareholder meeting by a unanimous vote of all shareholders of record. Vacancies on the board of directors may be filled either by the directors or the shareholders. Our classified board of directors could have the effect of increasing the length of time necessary to change the composition of a majority of the board of directors

DESCRIPTION OF SECURITIES

      The following statements are not complete. For a complete description, you should read our Memorandum of Association and Articles of Association, which are incorporated by reference in the registration statement.

Ordinary Shares

      We are authorized to issue 9,900,000 ordinary shares, par value CI$1.00 per share. Before this offering, 4,275,568 ordinary shares were issued and outstanding.

      Holders of ordinary shares may cast one vote for each share held of record at all shareholder meetings. All voting is non-cumulative. Holders of more than 50% of the outstanding shares present and voting at an annual meeting at which a quorum is present are able to elect all of our directors. Holders of ordinary shares do not have preemptive rights or rights to convert their ordinary shares into any other securities.

      Holders of ordinary shares are entitled to receive ratably dividends, if any, distributed out of our accumulated profits. Subject to the preferential rights of holders of the redeemable preference shares, upon liquidation, all holders of ordinary shares are entitled to participate pro rata in our assets which are available for distribution.

Redeemable Preferred Shares

      We are authorized to issue 100,000 redeemable preferred shares, par value CI$1.00 per share. As of the date of this prospectus, 18,914 redeemable preferred shares were issued and outstanding.

      Holders of redeemable preferred shares may cast one vote for each share held of record at all shareholder meetings. All voting is on a non-cumulative basis. Upon the event of our liquidation, the redeemable preferred shares rank in preference to the ordinary shares with respect to the repayment of the par value of redeemable preferred shares plus any premium paid or credited on the purchase of the shares. Under our employee share incentive plan, we may redeem any redeemable preferred shares issued to an employee under certain circumstances. The ordinary shares and the redeemable preferred shares rank equally in all other respects.

Class B Ordinary Shares

      In 1997, we adopted an option deed under which option holders may exercise rights to purchase our class B ordinary shares, par value CI$1.00 per share. As of the date of this prospectus, there are no class B ordinary shares issued and outstanding.

      Holders of class B ordinary shares are entitled to the same dividends paid on ordinary shares and redeemable preference shares, and we cannot pay a dividend on the ordinary shares without paying the same dividend on the class B ordinary shares, and vice versa. We cannot redeem the class B ordinary shares, and the holders of the class B ordinary shares are not entitled to any repayments of capital upon our dissolution.

      If we enter into a transaction in which ordinary shares are exchanged for securities or other consideration of another company, then the class B ordinary shares will also be exchanged pursuant to a formula. The class B ordinary shares and the ordinary shares rank equally in all other respects.

Option Deed

      In 1997, in response to an attempt by Argyle/ Cay Water, Ltd. to acquire up to 50% of our company, our board of directors approved an option deed, which is similar to a “poison pill.” The option deed may delay or prevent a change in control of us.

      The option deed grants to each holder of an ordinary and redeemable preferred share an option to purchase one one-hundredth of a class B ordinary share at an exercise price of $37.50, subject to adjustment. If a takeover attempt occurs, each shareholder would be able to exercise the option and receive ordinary shares with a value equal to twice the exercise price of the option. Under circumstances described in the option deed, instead of receiving ordinary shares, we may issue to each shareholder cash or other equity or debt securities of us, or the equity securities of the acquiring company, as the case may be, with a value equal to twice the exercise price of the option.

      Takeover events that would trigger the options include a person or group becoming the owner of 20% or more of our outstanding ordinary shares or the commencement of, or announcement of an intention to make, a tender offer or exchange offer, which upon completion would result in the beneficial ownership by a person or group of 20% or more of the outstanding ordinary shares. Accordingly, exercise of the options may cause substantial dilution to a person who attempts to acquire us.

      The options are attached to each ordinary share and redeemable preferred share, including any shares offered by this prospectus, and presently have no monetary value. The options will not trade separately from our shares unless and until they become exercisable. The options, which expire on July 31, 2007, may be redeemed, at the option of our board of directors, at a price of CI$.01 per option at any time until ten business days following the date that a group or person acquires ownership of 20% or more of the outstanding ordinary shares.

      The option deed may have certain anti-takeover effects, although it is not intended to prevent any acquisition or business combination that is at a fair price and otherwise in the best interests of us and our shareholders as determined by our board of directors. However, a shareholder could potentially disagree with the board’s determination of what constitutes a fair price or the best interests of our company and our shareholders.

      The full terms and conditions of the options are contained in an option deed between us and our option agent, American Stock Transfer & Trust Company. See “Where You Can Find More Information” on page 77 of this prospectus for information on how to obtain a copy of the option deed. The above description of the options is a summary only and does not purport to be complete. You should read the entire option deed to understand the terms of the options.

Transfer Agent

      The transfer agent for the ordinary shares is American Stock Transfer & Trust Company, New York, New York.

UNDERWRITING

      Janney Montgomery Scott LLC, 1801 Market Street, Philadelphia, PA 19103 and Wells Fargo Securities, LLC, 600 California Street, San Francisco, CA 94108 are the representatives of the underwriters. Subject to the terms and conditions of an underwriting agreement, the underwriters will purchase from us and the selling shareholder the number of ordinary shares listed below.

Underwriters	Number of Ordinary Shares

Janney Montgomery Scott LLC
Wells Fargo Securities, LLC

Total

      The underwriters are offering the ordinary shares to the public at an offering price of $                    . The underwriting agreement provides that obligations of the underwriters to purchase the ordinary share that are being offered are subject to the approval of certain legal matters by counsel to the underwriters and certain other conditions. The underwriters must take and pay for all of the ordinary shares offered under this prospectus if any are taken. We will pay underwriting discounts and commissions to the underwriters of           % of the gross proceeds from this offering.

      The underwriters propose to offer the ordinary shares to the public initially at the offering price per share shown on the cover page of this prospectus and to certain dealers at such price less a concession not in excess of $          per share. The underwriters may allow, and such dealers may reallow, a concession not in excess of $          per share to certain other dealers. After the public offering of the ordinary shares, the public offering price and the concessions may be changed by the underwriters.

	Per Share		Total

	Without	With	Without	With
	Over-allotment	Over-allotment	Over-allotment	Over-allotment

Underwriting Discounts and Commissions to be paid by us

      We have agreed to indemnify the underwriters and their respective affiliates, directors, officers, employees, agents and controlling persons, against any and all losses, claims, damages or liabilities, joint or several, to which any of them may become subject under any applicable federal or state law, or otherwise, and arising out of any transactions contemplated by the underwriting agreement.

      We have agreed to pay all costs and expenses incident to the issuance, purchase sale and delivery of the ordinary shares. The following table sets forth some of such estimated expenses:

SEC Registration Fees	$2,411
NASD Filing Fee	3,480
Advisory Fee	25,000
Non-accountable Expense Allowance	225,000
Printing Registration Statement, Prospectus and Related Documents	150,000
Accounting Fees and Expenses	425,000
Legal Fees and Expenses	400,000
Transfer Agent Fees and Expenses	3,500
Miscellaneous	35,000

Total	$1,269,391

      We have granted the underwriters an option, exercisable during the 30-day period after the effective date of the registration statement for this offering, to purchase from us at the offering price, less underwriting discounts and commissions, up to 265,150 additional ordinary shares for the sole purpose of covering over-allotments, if any. To the extent the underwriters exercise this option, each of the underwriters has a firm commitment, subject to certain conditions to purchase a number of additional ordinary shares proportionate to such underwriter’s initial commitment in the table that lists the underwriters.

      In connection with this offering and in compliance with applicable securities laws, the underwriters may over-allot, which means that they may sell more ordinary shares than is shown on the cover of this prospectus, which creates a syndicate short position. The underwriters may also engage in transactions on the Nasdaq National Market which stabilize, maintain or otherwise affect the market price of the ordinary shares at levels above those which might otherwise prevail in the open market. These transactions may include placing bids for the ordinary shares or purchasing the ordinary shares for pegging, fixing or maintaining the price of the ordinary shares or to reduce a short position created in connection with this offering. The short position may be either a covered short position or a naked short position. In a covered short position, the number of shares over-allotted by the underwriters is not greater than the number of shares that they may purchase in the over-allotment option. In a naked short position, the number of shares involved is greater than the number of shares in the over-allotment option. A short position may be covered by exercising the over-allotment option described above instead of or in addition to open market purchases. The underwriters do not have to engage in these activities, and if they do, they may discontinue them at any time.

      Additionally, the underwriters may engage in syndicate covering transactions, which involve purchases of the ordinary shares in the open market after distribution has been completed in order to cover syndicate short positions. In determining the source of shares to close out the short position, the underwriters will consider, among other things, the price of shares available for purchase in the open market as compared to the price at which they may purchase shares through the over-allotment option. If the underwriters sell more shares than could be covered by the over-allotment option, a naked short position, the position can only be closed out by buying shares in the open market. A naked short position is more likely to be created if the underwriters are concerned that there could be downward pressure on the price of the shares in the open market after pricing that could adversely affect investors who purchase in the offering.

      The underwriters may also impose a penalty bid. Penalty bids permit the underwriters to reclaim a selling concession from a syndicate member when the ordinary shares originally sold by that syndicate member are purchased in a stabilizing transaction or syndicate covering transaction to cover syndicate short positions. The imposition of a penalty bid may have an effect on the price of the ordinary shares to the extent that it may discourage resales of the ordinary shares.

      Under Rule 103 of Regulation M of the Securities Exchange Act of 1934, as amended, certain underwriters, selling group members or their respective affiliates who are qualified market makers on the Nasdaq National Market, may engage in passive market making transactions in our ordinary shares on the Nasdaq National Market. They may engage in these activities during the five business days prior to the pricing of this offering before the commencement of offers and sales of the ordinary shares. Passive market makers must comply with volume and price limitations and must be identified as passive market makers. In general, a passive market maker must display its bid at a price that is not greater than the highest independent bid for the security. If all independent bids are lowered below the passive market maker’s bid, then the passive market maker’s bid must then be lowered when certain purchase limits are exceeded.

      We and the underwriters do not make any representation or prediction as to the direction or magnitude of any effect that the transactions described above may have on the price of the ordinary shares. In addition, we and the underwriters do not make any representations that the underwriters will engage in any of these transactions or that if they do, they will not discontinue these transactions without notice.

      Each underwriter does not intend to confirm sales of the ordinary shares to any accounts over which it exercises discretionary authority.

      Under a lock-up agreement with the representatives, our officers, directors and our principal shareholders may not offer or sell, without the prior written consent of the representatives, any of their ordinary shares or securities convertible into ordinary shares for a period of 120 days after the effective date of the registration statement for this offering. However, we may offer or sell ordinary shares under our employee share incentive plan and other transactions specified in the underwriting agreement.

      Pursuant to the terms of our engagement letter with Janney Montgomery Scott LLC, we have paid Janney Montgomery Scott LLC an advisory fee of $25,000 and granted Janney Montgomery Scott LLC a right of first refusal with respect to any follow-on public offering of our securities for a period of twelve (12) months from the date of the engagement letter. We have also agreed to pay to Janney Montgomery Scott LLC, a non-accountable expense allowance of $225,000 to be paid on the closing of this offering.

      The information in this section is just a brief summary of the principal terms of the underwriting agreement. To find out about all of the terms and conditions of the underwriting agreement, you should look at a copy of the underwriting agreement, which is filed as an exhibit to the registration statement for this offering.

      The ordinary shares are listed on the NASDAQ National Market System under the symbol “CWCO.”

LEGAL MATTERS

      The validity of the ordinary shares and statements in this prospectus concerning matters of Cayman Islands law will be passed upon by Charles Adams, Ritchie and Duckworth, our legal counsel in the Cayman Islands. Richard L. Finlay was, until June 5, 2003, an attorney with the firm of Charles Adams, Ritchie and Duckworth and is one of our directors and beneficially owns 10,348 ordinary shares. Edwards & Angell, LLP, Fort Lauderdale, Florida, is acting as counsel to us with respect to certain matters of U.S. law in connection with this offering. Ballard Spahr Andrews & Ingersoll, LLP, Philadelphia, Pennsylvania, is acting as counsel for the underwriters in connection with this offering.

EXPERTS

      Our consolidated financial statements for each of the years in the three-year period ended December 31, 2002, have been included herein and in the registration statement in reliance upon the report of KPMG Charter Accountants, independent accountants, appearing elsewhere herein, and upon the authority of said firm as experts in accounting and auditing.

      The combined financial statements of Ocean Conversion (Cayman) Limited, DesalCo Limited and Ocean Conversion (BVI) Ltd. included in this registration statement have been audited by Deloitte & Touche, independent auditors, as stated in their report appearing herein, and are included in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.

      The financial statements of Waterfields Company Limited as of and for the years ended December 31, 2002 and December 31, 2001 included in this registration statement have been so included in reliance upon the report of PricewaterhouseCoopers, Bahamas, independent accountants, given on the authority of said firm as experts in accounting and auditing.

      On June 27, 2002, we dismissed our independent auditors, PricewaterhouseCoopers, Cayman Islands. The decision to dismiss PricewaterhouseCoopers, Cayman Islands was recommended and approved by the audit committee of our board of directors. During the fiscal years ended December 31, 2000 and 2001, PricewaterhouseCoopers, Cayman Island’s report on our financial statements did not contain an adverse opinion or disclaimer of opinion and was not qualified or modified as to uncertainty, audit scope, or accounting principles. In addition, during each of our fiscal years ended December 31, 2000 and 2001 and the interim period through June 27, 2002, we did not have any disagreements with PricewaterhouseCoopers, Cayman Islands on any matter of accounting principles or practices, financial statement disclosure or auditing scope or procedure, which, if not resolved to the satisfaction of PricewaterhouseCoopers, Cayman Islands, would have caused PricewaterhouseCoopers, Cayman Islands to make reference to the subject matter of the disagreements in connection with its reports on our financial statements for the year or period in question. We engaged KPMG to replace PricewaterhouseCoopers, Cayman Islands on July 9, 2002. We have authorized PricewaterhouseCoopers, Cayman Islands to respond fully to the inquiries, if any, of KPMG regarding any accounting or financial matters relating to us. KPMG has re-audited the years ended December 31, 2000 and 2001 and there have been no re-statements of the prior audited financial statements resulting from the re-audits.

WHERE YOU CAN FIND MORE INFORMATION

      We have filed with the Securities and Exchange Commission a registration statement under the Securities Act on Form F-2 covering the ordinary shares being sold in this offering. We have not included in this prospectus all of the information contained in the registration statement, and you should refer to the registration statement and its exhibits for further information.

      The registration statement, including exhibits and schedules filed with it and all other reports and other information we file with the Securities and Exchange Commission can be inspected without charge and copied, at prescribed rates, at the Securities and Exchange Commission’s Public Reference Room at 450 Fifth Street, N.W., Washington, D.C. 20549. You may obtain information on the operation of the Public Reference Room by calling 1-800-SEC-0330. You may also find these documents, other than confidential filings, at the Securities and Exchange Commission’s website at http://www.sec.gov. We are subject to the reporting requirements of the Securities Exchange Act of 1934 and file reports on Form 10-K, Form 10-Q and Form 8-K with the Securities and Exchange Commission. We are a foreign private issuer and are exempt from the rules relating to the furnishing and content of proxy statements and annual reports to shareholders and the short swing profit recovery provisions in Section 16 of the Securities Exchange Act of 1934.

      We will provide a copy of this filing to you upon request. You should direct your oral or written request for a copy of this filing to: Consolidated Water Co. Ltd., Trafalgar Place, West Bay Road, P.O. Box 1114GT, Grand Cayman, Cayman Islands, British West Indies, Attention: Jeffrey M. Parker, Chief Executive Officer (telephone: 345-945-4277). You will not be charged for copies unless you request exhibits, for which we will charge you a minimal fee.

      The Securities and Exchange Commission allows us to “incorporate by reference” into this prospectus the information contained in documents we file with the Securities and Exchange Commission, which means that we can disclose important information to you by referring you to those documents. The information incorporated by reference is considered to be part of this prospectus. We incorporate by reference in this prospectus the following documents:

•	our current report on Form 8-K filed on June 20, 2003; and

•	our current report on Form 8-K filed on June 24, 2003.

      You may request these documents in writing or by telephone. We will provide to you, at no cost, a copy of any or all of the information incorporated by reference in the registration statement of which this prospectus is a part. Requests should be directed to Jeffrey M. Parker, Chief Executive Officer, at our principal offices located at Trafalgar Place, West Bay Road, P.O. Box 1114GT Grand Cayman, Cayman Islands, telephone no. (345) 945-4277.

INDEPENDENT AUDITORS’ REPORT

The Board of Directors and Stockholders

Consolidated Water Co. Ltd.

      We have audited the accompanying consolidated balance sheets of Consolidated Water Co. Ltd. and subsidiaries (the “Company”) as of December 31, 2002 and 2001, and the related consolidated statements of income, stockholders’ equity and cash flows for each of the years in the three-year period ended December 31, 2002. These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

      We conducted our audits in accordance with the auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

      In our opinion, the consolidated financial statements referred to above present fairly, in all material aspects, the financial position of Consolidated Water Co. Ltd. and subsidiaries as of December 31, 2002 and 2001, and the results of their operations and cash flows for each of the three years in the three-year period ended December 31, 2002, in conformity with accounting principles generally accepted in the United States of America.

/s/ KPMG Chartered Accountants

George Town,

Cayman Islands
March 18, 2003 except for notes 2, 8, 10, 12 and 21
which are dated June 26, 2003

CONSOLIDATED WATER CO. LTD.

CONSOLIDATED BALANCE SHEETS

(Expressed in United States dollars)

	December 31,

	2002	2001

ASSETS
Current assets
Cash and cash equivalents (Note 3)	$568,304	$516,446
Accounts receivable (Note 4)	1,406,947	1,323,156
Inventory	388,131	319,511
Prepaid expenses and other assets	370,429	319,900
Deferred expenditures (Note 21)	887,856	—

Total current assets	3,621,667	2,479,013
Property, plant and equipment (Note 5)	20,253,646	18,414,935
Intangible asset (Note 6)	1,619,874	1,814,780
Investment	12,450	12,450

Total assets	$25,507,637	$22,721,178

LIABILITIES AND STOCKHOLDERS’ EQUITY
Current liabilities
Dividends payable (Note 7)	508,444	499,383
Accounts payable and other liabilities	1,143,850	1,087,470
Current portion of long term debt (Note 8)	518,275	355,840

Total current liabilities	2,107,569	1,942,693
Long term debt (Note 8)	2,074,609	1,213,804
Security deposits	100,959	52,763
Advances in aid of construction	35,276	37,494

Total liabilities	4,381,413	3,246,754

Stockholders’ equity
Redeemable preferred stock, $1.20 par value. Authorized 100,000 shares; issued and outstanding 19,740 shares in 2002 and 25,195 shares in 2001	23,688	30,234
Class A common stock, $1.20 par value. Authorized 9,870,000 shares; issued and outstanding 3,993,419 shares in 2002 and 3,920,064 shares in 2001	4,792,103	4,704,077
Class B common stock, $1.20 par value. Authorized 30,000 shares; issued and outstanding nil shares for 2002 and nil shares for 2001	—	—
Stock and options earned but not issued	424,841	210,324
Additional paid-in capital	7,354,395	6,896,753
Retained earnings	8,531,197	7,633,036

Total stockholders’ equity	21,126,224	19,474,424

Commitments (Note 14)
Total liabilities and stockholders’ equity	$25,507,637	$22,721,178

The accompanying notes are an integral part of these financial statements.

CONSOLIDATED WATER CO. LTD.

CONSOLIDATED STATEMENTS OF INCOME

(Expressed in United States dollars)

	For the Year Ended December 31,

	2002	2001	2000

Water sales	$12,154,689	$11,248,105	$9,795,751
Cost of water sales (Note 10)	(6,882,177)	(6,109,117)	(5,423,297)

Gross profit	5,272,512	5,138,988	4,372,454
Indirect expenses (Note 10)	(2,644,004)	(2,500,060)	(2,061,722)

Income from operations	2,628,508	2,638,928	2,310,732

Other income (expenses)
Interest income	14,711	28,584	32,314
Interest expense	(103,986)	(99,956)	(135,847)
Other income	37,077	197,017	197,621

	(52,198)	125,645	94,088

Net income	$2,576,310	$2,764,573	$2,404,820

Basic earnings per share (Note 11)	$0.65	$0.71	$0.68

Diluted earnings per share (Note 11)	$0.63	$0.69	$0.67

Weighted average number of common shares used in the determination of:
Basic earnings per share (Note 11)	3,969,861	3,897,969	3,532,501

Diluted earnings per share (Note 11)	4,087,532	3,999,691	3,616,271

The accompanying notes are an integral part of these financial statements.

CONSOLIDATED WATER CO. LTD.

CONSOLIDATED STATEMENTS OF STOCKHOLDERS’ EQUITY

For Each of the Three Years in the Period Ended December 31, 2002
(Expressed in United States dollars)

	Redeemable Preferred				Stock and
	Stock		Common Stock		options	Additional		Total
					earned but	Paid-in	Retained	Stockholders’
	Shares	Dollars	Shares	Dollars	not issued	Capital	Earnings	Equity

Balance at December 31, 1999	41,058	$49,270	3,051,715	$3,662,058	$338,006	$2,765,407	$5,301,564	$12,116,305
Public offering of ordinary shares, $7.05, net of issue costs	—	—	773,000	927,600		4,035,131		4,962,731
Issue of share capital	3,415	4,098	106,890	128,269	(81,928)	325,666	—	376,105
Conversion of preferred shares	(10,639)	(12,767)	10,639	12,767		—	—	—
Redemption of preferred shares	(200)	(240)	—	—		—	—	(240)
Repurchase and cancellation of ordinary shares	—	—	(79,100)	(94,920)		(399,455)	—	(494,375)
Net income	—	—	—	—		—	2,404,820	2,404,820
Dividends declared	—	—	—	—		—	(1,262,675)	(1,262,675)
Issue of options and shares grants	—	—	—	—	124,772		—	124,772

Balance at December 31, 2000	33,634	$40,361	3,863,144	$4,635,774	$380,850	$6,726,749	$6,443,709	$18,227,443
Issue of share capital	5,821	6,985	67,860	81,431	(340,125)	411,599	—	159,890
Conversion of preferred shares	(14,260)	(17,112)	14,260	17,112		—	—	—
Repurchase and cancellation of ordinary shares	—	—	(25,200)	(30,240)		(241,595)	—	(271,835)
Net income	—	—	—	—		—	2,764,573	2,764,573
Dividends declared	—	—	—	—		—	(1,575,246)	(1,575,246)
Issue of options and shares grants	—	—	—	—	169,599		—	169,599

Balance at December 31, 2001	25,195	$30,234	3,920,064	$4,704,077	$210,324	$6,896,753	$7,633,036	$19,474,424
Issue of share capital	3,330	3,996	67,456	80,947	(227,980)	490,889	—	347,852
Conversion of preferred shares	(8,083)	(9,700)	8,083	9,700		—	—	—
Redemption of preferred shares	(702)	(842)	—	—		(2,999)	—	(3,841)
Repurchase and cancellation of ordinary shares	—	—	(2,184)	(2,621)		(30,248)	—	(32,869)
Net income	—	—	—	—		—	2,576,310	2,576,310
Dividends declared	—	—	—	—		—	(1,678,149)	(1,678,149)
Issue of options and shares grants	—	—	—	—	442,497		—	442,497

Balance at December 31, 2002	19,740	$23,688	3,993,419	$4,792,103	$424,841	$7,354,395	$8,531,197	$21,126,224

The accompanying notes are an integral part of these financial statements.

CONSOLIDATED WATER CO. LTD.

CONSOLIDATED STATEMENTS OF CASH FLOWS

(Expressed in United States dollars)

	For the Year Ended December 31,

	2002	2001	2000

Net income	$2,576,310	$2,764,573	$2,404,820
Adjustments to reconcile net income to net cash
Depreciation	1,269,126	1,113,041	1,071,455
Amortization of intangible asset	194,906	193,703	64,979
Stock compensation on share grants	175,330	289,174	51,579
Loss on sale of fixed assets	—	7,702	—
(Increase) decrease in accounts receivable	(83,791)	165,573	(56,259)
(Increase) decrease in inventory	(68,620)	(165,278)	20,043
(Increase) decrease in prepaid expenses and other assets	(50,529)	(20,401)	1,647
Increase in accounts payable and other liabilities	56,380	19,956	320,183
Increase in security deposits	48,196	—	—
Decrease in advances in aid of construction	(2,218)	(3,596)	(3,994)

Net cash provided by operating activities	4,115,090	4,364,447	3,874,453

Cash flows from investing activities
Deferred expenditures	(460,886)	—	—
Purchase of property, plant and equipment	(3,107,837)	(1,892,147)	(2,301,759)
Proceeds from sale of property, plant and equipment	—	360	—
Purchase of investment	—	(12,450)	—
Purchase of subsidiary, net of cash acquired	—	—	(3,966,979)

Net cash used in investing activities	(3,568,723)	(1,904,237)	(6,268,738)

Cash flows from financing activities
Deferred expenditures	(426,970)	—	—
Dividends paid	(1,669,088)	(1,477,828)	(1,127,295)
Proceeds from credit facility	1,500,000	500,000	—
Principal repayments of long term debt	(476,760)	(281,922)	(885,355)
Net proceeds from issuance of stock	615,019	40,075	5,717,204
Payment to acquire common stock	(32,869)	(271,595)	(494,375)
Payment to acquire redeemable preferred shares	(3,841)	—	—
(Decrease) increase in bank overdraft	—	(703,331)	32,938
Principal payments under water purchase agreement	—	—	(320,141)

Net cash (used in) provided by financing activities	(494,509)	(2,194,601)	2,622,976

Net increase in cash and cash equivalents	51,858	265,609	228,691
Cash and cash equivalents at beginning of year	516,446	250,837	22,146

Cash and cash equivalents at end of year	$568,304	$516,446	$250,837

The accompanying notes are an integral part of these financial statements.

CONSOLIDATED WATER CO. LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1.     Principal Activity

      Consolidated Water Co. Ltd. and its wholly-owned subsidiaries (together the “Company”) use reverse osmosis technology to produce fresh water from seawater. The Company processes and supplies water to its customers in Grand Cayman, Cayman Islands; Ambergris Caye, Belize; and South Bimini, Bahamas. The Company’s exclusive license in Grand Cayman allows it to process and supply water to certain areas of Grand Cayman for a period of twenty years from July 11, 1990 in addition to having a right of first refusal on the extension or renewal thereof. The Company has a contract with Belize Water Services Ltd. (“BWSL”) of Belize, formally known as Water and Sewerage Authority of Belize, to supply water to BWSL in Ambergris Caye expiring in 2011. At the expiry of the contract, BWSL may at its option extend the term of the agreement or purchase the plant outright. In addition, on July 11, 2001 the Company commenced supplying water under a ten year agreement to South Bimini International Ltd., a Bahamian company that owns and operates resort properties on South Bimini Island, Bahamas. The base price of water supplied by the Company, and adjustments thereto, are generally determined by the terms of the license and contracts, which provide for adjustments based upon the movement in the government price indices specified in the license and contracts respectively, as well as monthly adjustments for changes in the cost of energy.

2.     Accounting Policies

      Basis of preparation: The financial statements presented are prepared in accordance with the accounting principles generally accepted in the United States of America.

      Use of estimates: The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

      The Company’s significant accounting policies are:

      Basis of consolidation: The consolidated financial statements include the accounts of the Company’s wholly-owned subsidiaries Belize Water Limited, Hurricane Hide-A-Way Ltd. and Cayman Water Company Limited. The operating results of Belize Water Limited have been included in the financial statements since the date of the acquisition being July 21, 2000. All inter-company balances and transactions have been eliminated. There are no operating results for Hurricane Hide-A-Way Ltd. and Cayman Water Company Limited as these companies have been dormant since inception and have no assets and liabilities.

      Foreign currency: The functional currency of the Company and its foreign subsidiaries are their respective local currencies. The consolidated operations are reported in United States dollars. The exchange rates between the Cayman Islands dollar, the Belize dollar and the Bahamian dollar have been fixed to the United States dollar during all periods presented.

      Monetary assets and liabilities denominated in foreign currencies are translated at the rates of exchange ruling at the balance sheet date. Foreign currency transactions are translated at the rate ruling on the date of the transaction.

      Cash and cash equivalents: Cash and cash equivalents comprise cash at bank on call and highly liquid deposits with an original maturity of three months or less.

      Trade accounts receivable: Trade accounts receivable are recorded at invoiced amounts based on meter readings. The allowance for doubtful accounts is the Company’s best estimate of the amount of probable credit losses in the Company’s existing accounts receivable balance. The Company determines the allowance for doubtful accounts based on historical write-off experience and monthly review of delinquent accounts. Past due balances are reviewed individually for collectibility and disconnection. Account balances are charged off

CONSOLIDATED WATER CO. LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

2.     Accounting Policies — (continued)

against the allowance for doubtful accounts after all means of collection have been exhausted and the potential for recovery is considered by management to be remote.

      Inventory: Inventory primarily includes replacement spares and parts that are valued at the lower of cost and net realizable value on a first-in, first-out basis. Inventory also includes potable water held in the Company’s reservoirs. The value of the water inventory is the lower of the average cost of producing and purchasing water during the year and net realizable value.

      Deferred expenditures: Deferred expenditures represent direct costs incurred in connection with planned business combinations and financing transactions.

      Property, plant and equipment: Property, plant and equipment are stated at cost less accumulated depreciation. Depreciation is calculated using a straight line method with an allowance for estimated residual values. Rates are determined based on the estimated useful lives of the assets as follows:

Buildings	5 to 40 years
Plant and equipment	4 to 25 years
Distribution system	3 to 40 years
Office furniture, fixtures and equipment	3 to 10 years
Vehicles	3 to 10 years
Leasehold improvements	Shorter of 5 years and operating lease term outstanding
Lab Equipment	3 to 10 years

      Additions to property, plant and equipment are comprised of the cost of the contracted services, direct labour and materials. Assets under construction are recorded as additions to property, plant and equipment upon completion of the projects. Depreciation commences in the month of addition.

      During the year ended December 31, 2001, the Company carried out an extensive engineering analysis of its potable water production and distribution equipment in Grand Cayman. The Company’s analysis concluded that certain assets would not need to be replaced or relocated as early as previously planned. As a result of these circumstances, management considered it appropriate to reassess the estimated useful economic life of these assets. The reassessment of the useful economic lives of these assets resulted in decreased depreciation expense on an annual basis in the amount of $197,472, which increased basic and fully diluted earnings per share by $0.05 for the year ended December 31, 2001.

      Intangible asset: The Company adopted the provisions of SFAS No. 142, “Goodwill and Other Intangible Assets”, as of January 1, 2002. Goodwill and intangible assets acquired in a purchase business combination and determined to have an indefinite useful life are not amortized, but instead tested for impairment at least annually in accordance with the provisions of SFAS No. 142. SFAS No. 142 also requires that intangible assets with estimable useful lives be amortized over their respective estimated useful lives to their estimated residual values, and reviewed for impairment in accordance with SFAS No. 144, “Accounting for Impairment or Disposal of Long-Lived Assets”. The adoption of SFAS No. 142 had no impact on the Company’s consolidated financial statements.

      Prior to the adoption of SFAS No. 142, the intangible asset recorded by the Company was amortized on a straight-line over the remaining period of the contract. The impairment of the intangible asset, if any, was measured based on projected discounted future operating cash flows using a discount rate reflecting the Company’s average cost of funds.

      Investment: Investments are recorded at cost. The Company recognizes an impairment loss on declines in value that are other than temporary.

CONSOLIDATED WATER CO. LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

2.     Accounting Policies — (continued)

      Security deposits: Security deposits are received from large customers to secure trade receivables.

      Advances in aid of construction: The Company recognizes a liability when advances are received from condominium developers in the licensed area to help defray the capital expenditure costs of the Company. These advances do not represent loans to the Company and are interest free. However, the Company allows a discount of ten percent on future supplies of water to these developments until the aggregate discounts allowed are equivalent to advances received. Discounts are charged against advances received.

      Shares repurchased: Under Cayman Islands law, ordinary shares repurchased must be cancelled upon redemption. The Company’s issued share capital is reduced by the par value of those shares, with the difference being adjusted to additional paid in capital.

      Stock and stock option incentive plans: The Company issues stock under incentive plans that form part of employees and non-executive Directors’ remuneration and grants options to purchase ordinary shares as part of remuneration for certain long-serving employees and the executive officers.

      The Company applies the intrinsic-value-based method of accounting prescribed by APB Opinion No. 25 “Accounting for Stock Issued to Employees”, and related interpretations to account for its fixed-plan stock options. Under this method, compensation expense is recorded on the date of grant only if the current market price of the underlying stock exceeds the exercise price. SFAS No. 123 “Accounting for Stock-Based Compensation” established accounting and disclosure requirements using a fair-valued-based method of accounting for stock-based employee compensation plans. As allowed by SFAS No. 123, the Company continues to apply the intrinsic-value method of accounting described above and has adopted the disclosure requirements of SFAS No. 123. The following table illustrates the effect on net income if the fair-value-based method has been applied to all outstanding and unvested awards in each period.

	2002	2001	2000

Net income, as reported	$2,576,310	$2,764,573	$2,404,820
Add stock-based employee compensation expense included in reporting net income	442,497	169,599	124,772
Deduct total stock-based employee compensation expense determined under fair-value-based method for all rewards	(622,702)	(645,290)	(417,837)

Pro forma net income	$2,396,105	$2,288,882	$2,111,755

Earnings per share:
Basic — as reported	$0.65	$0.71	$0.68
Basic — pro forma	$0.60	$0.59	$0.59
Diluted — as reported	$0.63	$0.69	$0.67
Diluted — pro forma	$0.58	$0.57	$0.58

      The cost of stock options granted to employees is recorded in stockholders’ equity and is expensed to the consolidated statements of income based on the vesting period of the options. On issue of options, proceeds up to the par value of the stock issued are credited to ordinary share capital; any proceeds in excess of the par value of the stock issued are credited to additional paid in capital in the period in which the options are exercised.

      Water sales and cost of water sales: Customers are billed monthly based on meter readings performed at or near each month end and in accordance with agreements which stipulate minimum monthly charges for water service. An accrual, where necessary, is made for water delivered but unbilled at year end when readings are not performed at the year end date. The accrual is matched with the direct costs of producing, purchasing and delivering water.

CONSOLIDATED WATER CO. LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

2.     Accounting Policies — (continued)

      Repairs and maintenance: All repair and maintenance costs are expensed as incurred.

      Reclassification: The Company has included amounts accrued under the non-executive Directors’ share plan and directors and senior management stock compensation plans in stockholders’ equity. In prior years, these amounts had been recorded as a current liability, however, management determined it more appropriate to reflect these amounts in stockholders’ equity based on the nature of the amounts and the related plans. The effect of this reclassification was an increase in stockholders’ equity and a decrease in current liabilities of $424,841 and $210,324 at December 31, 2002 and 2001, respectively. There is no impact on earnings per share since the Company had always included these amounts in the statements of operations and its determination of earnings per share.

      The Company has included meter rental charges, water sales by truck, and connection and re-connection charges in water sales. In prior years, these amounts had been recorded as other income, however, management determined it more appropriate to reflect these amounts as water sales based on the nature of the amounts and their association with water sales. The effect of this reclassification was an increase in water sales and a decrease in other income of $243,969, $221,182, and $218,792 for the years ended December 31, 2002, 2001, and 2000, respectively. There is no impact on earnings per share since the Company had always included these amounts in the statements of operations and its determination of earnings per share.

      The Company has included interest expense in other income and expenses. In prior years, these amounts had been recorded as indirect expenses, however, management determined it more appropriate to reflect these amounts as other expenses based on the nature of the amounts. The effect of this reclassification was a decrease in indirect expenses and other income and expenses of $103,986, $99,956, and $135,847 for the years ended December 31, 2002, 2001, and 2000, respectively. There is no impact on earnings per share since the Company had always included these amounts in the statements of operations and its determination of earnings per share.

3.     Cash and Cash Equivalents

      Cash and cash equivalents are not restricted as to withdrawal or use. At December 31, 2002, the equivalent of $395,897 (2001: $372,688) is denominated in Belize dollars. The Company has a guarantee from the Government of Belize to repatriate any and all of the Belize Water Limited earnings in United States dollars.

4.     Accounts Receivable

      Accounts receivable comprise receivables from customers and are shown net of an allowance for doubtful accounts of $12,000 (2001: $12,000). Significant concentrations of credit risk are disclosed in Note 18.

CONSOLIDATED WATER CO. LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

5.     Property, Plant and Equipment

	December 31,

	2002	2001

Cost:
Land	$475,679	$475,679
Buildings	2,211,200	2,147,417
Plant and equipment	11,288,460	9,531,739
Distribution system	13,237,043	13,007,223
Office furniture, fixtures and equipment	715,539	675,450
Vehicles	607,230	580,213
Leasehold improvements	39,480	39,480
Lab equipment	41,035	37,909
Assets under construction	1,202,058	284,906

	29,817,724	26,780,016
Accumulated depreciation	(9,564,078)	(8,365,081)

Net book value	$20,253,646	$18,414,935

      At December 31, 2002, the Company had outstanding capital commitments of $1,080,000 (2001: $1,620,000). It is the Company’s policy to maintain adequate insurance for loss or damage to all fixed assets that in management’s assessment may be susceptible to loss. The Company does not insure the costs of its underground distribution system which total $9,806,663 (2001: $9,471,931) or plant and equipment insured by third parties with a total cost of $3,633,997 (2001: $3,633,997).

6.     Intangible Asset

      On July 21, 2000, the Company acquired all of the issued and outstanding capital stock of Seatec Belize Ltd., a company organized under the laws of Belize, for a total purchase price, less cash and cash equivalents acquired, of $3,966,979. Of this amount, $2,073,462 was attributed to the water purveyor contract (the “contract”) that the acquired company had with Belize Water Services Ltd. Seatec Belize Ltd., now renamed Belize Water Limited, owns and operates a reverse osmosis plant in Ambergris Caye, Belize. This acquisition was accounted for by the purchase method and the intangible asset is being amortized on a straight line basis over the remaining period of the contract, which expires in April 2011.

	December 31,

	2002	2001

Intangible asset	$2,073,462	$2,073,462
Accumulated amortization	(453,588)	(258,682)

Net book value	$1,619,874	$1,814,780

      Amortization for each of the next five years is estimated to be $195,000 per year.

CONSOLIDATED WATER CO. LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

6.     Intangible Asset — (continued)

7.     Dividends

      Quarterly interim dividends were declared in respect of Class A common stock and preference shares as follows:

	2002	2001	2000

March 31	$0.105	$0.10	$0.08
June 30	$0.105	$0.10	$0.08
September 30	$0.105	$0.10	$0.08
December 31	$0.105	$0.10	$0.10

      Interim dividends for the first three quarters were paid during each respective year. The interim dividend for the fourth quarter was declared by the Board of Directors in October of each respective year. These quarterly interim dividends are subject to no further ratification and consequently the fourth quarter interim dividends have been recorded as a liability in each respective year. Included in dividends payable at December 31, 2002 are unclaimed dividends of $85,671 (2001: $100,160).

8.     Long Term Debt

	December 31,

	2002	2001

European Investment Bank loan bearing interest at 3.36%, repayable in semi annual installments, due June 20, 2006	$905,384	$1,132,144
Royal Bank of Canada loan bearing interest at six month LIBOR plus 1.5%, repayable in semi annual installments of $62,500 plus interest, due April 27, 2005	312,500	437,500
Royal Bank of Canada loan bearing interest at monthly LIBOR plus 1.5%, repayable in monthly installments of $12,500 plus interest, due February 2, 2007	1,375,000	—

Total long term debt	2,592,884	1,569,644
Less current portion	(518,275)	(355,840)

Long term debt, excluding current portion	$2,074,609	$1,213,804

      At December 31, 2002, the total lending facility made available by the Royal Bank of Canada comprised: a) a revolving line of credit with a limit of $1,000,000, bearing interest at New York Prime plus 1%, which is convertible in $100,000 increments into a monthly revolving LIBOR note, bearing interest at LIBOR plus 1.5%, and b) term loans with a limit of $3,500,000, bearing interest at LIBOR plus 1.5%. Any amounts drawn down under the line of credit and any term loans are collateralised by a fixed and floating charge of $3,000,000. The fixed charge covers land owned by the Company and the floating charge covers all other assets of the Company, except a reverse osmosis plant charged in connection with the water purchase agreement.

      The European Investment Bank loan is guaranteed by the Overseas Development Administration (“ODA”) of the Foreign and Commonwealth Office of the Government of the United Kingdom. The Government of the Cayman Islands has, for a fee of 1% per annum, provided a counter guarantee to the ODA. The Company, with the approval of the Royal Bank of Canada has agreed to secure the counter guarantee by a second charge over all assets of the Company.

CONSOLIDATED WATER CO. LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

8.     Long Term Debt  — (continued)

      The above loans and other credit facilities are subject to certain material restrictive covenants, as follows:

     Royal Bank of Canada loan:

(a) The Company’s debt to equity ratio shall not exceed 0.85; and

(b) The Company must maintain a debt-servicing ratio of not less than 1.25.

     European Investment Bank loan:

(a)	The Company shall not take any shareholding in any company without the prior written consent of the bank, and shall not grant any loans or advances except for granting credit to its employees such as it customarily grants.

If event of default occurs, the banks may immediately withdraw any remaining credit, and demand immediate repayment of all amounts outstanding.

During the year ended 2002 and for the years ended December 31, 2001 and 2000, the Company was in compliance with these covenants.

      The aggregate capital repayment obligations over the next five years are as follows:

2003	$518,276
2004	530,286
2005	480,564
2006	288,758
2007	150,000

$1,967,884

9.     Share Capital and Additional Paid in Capital

      Redeemable preferred stock (“preference shares”) is issued under the Company’s Employee Share Incentive Plan as discussed in Note 15 and carries the same voting and dividend rights as ordinary shares of common stock (“ordinary share”). Preference shares vest over four years and convert to common stock on a share for share basis on the fourth anniversary of each grant date. Preference shares are only redeemable with the Company’s agreement. Upon liquidation preference shares rank in preference to the ordinary shares to the extent of the par value of the preference shares and any related additional paid in capital.

      The Company has a Class ‘B’ stock option plan designed to deter coercive takeover tactics. Pursuant to this plan, holders of ordinary shares and preference shares were granted options which entitle them to purchase 1/100 of a share of Class ‘B’ stock at an exercise price of $37.50 if a person or group acquires or commences a tender offer for 20% or more of the Company’s ordinary shares. Option holders (other than the acquiring person or group) will also be entitled to buy, for the $37.50 exercise price, ordinary shares with a then market value of $75.00 in the event a person or group actually acquires 20% or more of the Company’s ordinary shares. Options may be redeemed at $0.01 under certain circumstances. 30,000 of the Company’s authorized but unissued ordinary shares have been reserved for issue as Class ‘B’ stock. The Class ‘B’ stock ranks pari passu with ordinary shares for dividend and voting rights. No Class ‘B’ stock options have been exercised or redeemed up to December 31, 2002.

CONSOLIDATED WATER CO. LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

10.     Expenses

	For the Year Ended December 31,

	2002	2001	2000

Cost of water sales comprise the following:
Water purchases	$1,952,331	$2,074,759	$2,062,582
Depreciation	1,175,349	1,018,541	992,410
Amortization of intangible asset (Note 6)	194,906	193,703	64,979
Employee costs	1,042,192	939,976	741,789
Fuel oil	179,275	91,842	81,102
Royalties (Note 14)	737,064	694,351	641,428
Electricity	710,168	534,919	316,135
Insurance	124,404	89,808	64,160
Other direct costs	766,488	471,218	458,712

	$6,882,177	$6,109,117	$5,423,297

Indirect expenses comprise the following:
Employee costs	1,427,182	1,299,877	1,045,244
Depreciation	93,777	94,500	79,045
Professional fees	278,433	280,297	275,589
Insurance	141,650	89,328	34,829
Directors’ fees and expenses	157,877	107,184	104,149
Other indirect costs	545,085	628,874	522,866

	$2,644,004	$2,500,060	$2,061,722

CONSOLIDATED WATER CO. LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

11.     Earnings Per Share

      Basic earnings per share is calculated by dividing the net profit attributable to common stockholders by the weighted average number of ordinary shares in issue during the year.

      The net income, weighted average number of ordinary shares and potential ordinary shares figures used in the determination of the basic and diluted earnings per ordinary share are summarized as follows:

	2002	2001	2000

Net income	$2,576,310	$2,764,573	$2,404,820
Less:
Dividends declared and earnings attributable on preference shares	(8,913)	(10,794)	(14,220)

Net income available to holders of ordinary shares in the determination of basic earnings per ordinary share	$2,567,397	$2,753,779	$2,390,600

Weighted average number of ordinary shares in the determination of basic earnings per ordinary share	3,969,861	3,897,969	3,532,501
Plus:
Weighted average number of preference shares outstanding during the year	23,801	31,213	37,145
Potential dilutive effect of unexercised options and warrants	93,870	70,509	46,625

Weighted average number of shares used for determining diluted earnings per ordinary share	4,087,532	3,999,691	3,616,271

12.     Segmented Information

      The supply of water to the Cayman Islands, Belize and Bahamas are considered by management as separate business segments. The basis of measurement of segment information is similar to that adopted for the financial statements.

      Water sales from Belize Water Limited for the three years ending December 31, 2002 were earned from one customer.

CONSOLIDATED WATER CO. LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

12.     Segmented Information — (continued)

	As at December 31 and for the Year then Ended

	Cayman Islands			Belize(*)			Bahamas(**)			Total

	2002	2001	2000	2002	2001	2000	2002	2001	2000	2002	2001	2000

Water sales	$10,565,567	$9,990,997	$9,330,823	$1,471,098	$1,230,775	$464,928	$118,024	$26,333	$—	$12,154,689	$11,248,105	$9,795,751
Other income (expenses)	(60,492)	96,739	94,088	8,290	28,463	—	4	443	—	(52,198)	125,645	94,088
Cost of water sales	5,871,118	5,344,370	5,172,945	862,455	718,121	250,352	148,604	46,626	—	6,882,177	6,109,117	5,423,297
Indirect expenses	2,409,440	2,305,112	2,028,300	225,627	190,822	33,422	8,937	4,126	—	2,644,004	2,500,060	2,061,722
Cost of water sales and direct expenses include:
Depreciation	1,043,397	932,029	1,009,420	180,105	160,825	62,035	45,624	20,187	—	1,269,126	1,113,041	1,071,455
Net income (loss)	2,224,517	2,438,254	2,223,666	391,306	350,295	181,154	(39,513)	(23,976)	—	2,576,310	2,764,573	2,404,820
Property, plant and equipment	17,698,944	15,770,560	15,735,330	1,440,673	1,541,795	1,601,166	1,114,029	1,102,580	307,395	20,253,646	18,414,935	17,643,891
Total assets	22,214,167	21,595,627	19,421,195	2,160,107	2,310,772	2,117,082	1,133,363	1,125,551	307,395	25,507,637	22,721,178	21,845,672

(*)	The Company acquired 100% of the outstanding shares in Belize Water Limited and began operations on July 21, 2000.

(**)	On December 18, 2000, the Company entered into a water supply agreement with South Bimini International Ltd. Operations began on July 11, 2001.

13.     Related Party Transactions

      A professional service firm, of which a Director is a partner, provided professional services during the year ended December 31, 2002 for which it charged $225,400 (2001: $275; 2000: $12,916).

14.     Commitments

      The Company has committed to purchase a 13.5% equity interest in Waterfields Company Limited, a Bahamian company, from Bacardi and Company Ltd. for approximately BAH$1.4 million. Completion of this purchase is subject to the fulfillment of certain conditions, including the receipt of government approvals and the commitment of at least 51% of Waterfields’ shareholders to sell their shares to the Company. In furtherance of this purchase agreement, on December 20, 2002, the Company made a tender offer of BAH$690 per share to the remaining shareholders of Waterfields. This tender offer, which is contingent on completion of the share purchase agreement with Bacardi and Company Ltd., closed on January 31, 2003, by which time the Company had received acceptances from another 64.7% of Waterfields’ shareholders.

      The Company has committed to sell 165,000 Class C shares in Ocean Conversion (BVI) Ltd., a British Virgin Islands company, to Sage Water Holdings (BVI) Ltd. for approximately US$2.1 million. The Company acquired these shares on February 7, 2003 as disclosed in Note 22.

      The Company is party to a water purchase agreement with Ocean Conversion (Cayman) Limited (“OCL”) under which an annual minimum amount of water is required to be purchased. At December 31, 2002, accounts payable includes $208,556 (2001: $192,340) outstanding under the agreement. Water purchases for the three years ended December 31, 2002 are disclosed in Note 10.

      From the acquisition date of Belize Water Limited in the year ended December 31, 2000, the Company has been under contract to supply a minimum of 135,000 US Gallons of water per day to BWSL of Belize. The price of water is adjusted annually based on government indices. Water sales under this contract for the three years ended December 31, 2002 comprise total sales as disclosed in Note 12.

      The Company is obligated to supply water, where feasible, to customers in the Cayman Islands within its licence area in accordance with the terms of the licence. Royalties are paid to the Government of the Cayman Islands at the rate of 7.5% of gross water sales.

      The Company has committed to lease premises in the Cayman Islands for a period of one year from February 1, 2003 to January 31, 2004 at approximately $82,000 per annum.

15.     Stock Compensation

      The Company operates various stock compensation plans that form part of employees’ remuneration. Stock compensation expense of $442,497 (2001: $169,599; 2000: $124,772) is recorded in accordance with APB Opinion No. 25 and included within employee costs. Had compensation cost for the Company’s stock based compensation plans been determined based on the fair value at the grant dates for awards under those

CONSOLIDATED WATER CO. LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

15.     Stock Compensation — (continued)

plans consistent with the method of SFAS 123, the Company’s net income and earnings per share would have been reduced to the pro forma amounts below:

	For the Year Ended December 31,

	2002	2001	2000

Net income — As reported	$2,576,310	$2,764,573	$2,404,820
Net income — Pro Forma	$2,396,105	$2,288,882	$2,111,755
Basic earnings per ordinary share — As reported	$0.65	$0.71	$0.68
Basic earnings per ordinary share — Pro Forma	$0.60	$0.59	$0.59
Diluted earnings per ordinary share — As reported	$0.63	$0.69	$0.67
Diluted earnings per ordinary share — Pro Forma	$0.58	$0.57	$0.58

      In calculating the fair value for these options under SFAS 123 the Black-Scholes model was used with the following weighted average assumptions:

      Options granted with an exercise price below market price on the date of grant:

	2002	2001	2000

Exercise price	$12.17	$10.55	$6.70
Grant date market value	$14.71	$10.97	$6.97
Risk free interest rate	2.24%	3.93%	6.56%
Expected life	3.23 years	3.21 years	3.0 years
Expected volatility	42.91%	52.79%	62.64%
Expected dividend yield	2.85%	3.67%	4.59%

      Options granted with an exercise price above market price on the date of grant:

	2002	2001	2000

Exercise price	—	—	$7.10
Grant date market value	—	—	$7.00
Risk free interest rate	—	—	5.0%
Expected life	—	—	3.2 years
Expected volatility	—	—	62.57%
Expected dividend yield	—	—	4.57%

Employee Share Incentive Plan (Preference shares)

      The Company awards preference shares for $nil consideration under the Employee Share Incentive Plan as part of compensation for eligible employee services, excluding Directors and Executive Officers, that require future services as a condition to the delivery of the ordinary shares. In addition options are granted to purchase preference shares at a fixed price, determined annually, which will typically represent a discount to the market value of the ordinary shares. In consideration for preference shares, the Company issues ordinary shares on a share for share basis. Under the plan the conversion is conditional on the grantee’s satisfying requirements outlined in the award agreements. Preference shares are only redeemable with the Company’s agreement.

CONSOLIDATED WATER CO. LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

15.     Stock Compensation — (continued)

      The details of preferred shares and preferred share options granted and exercised under the Employee Share Incentive Plan is as follows:

	Year of		Strike		Options	Options
	Grant	Granted	Price		Exercised	Expired

Preferred shares	2000	2,279	$	nil	N/A	N/A
	2001	3,963	$	nil	N/A	N/A
	2002	2,713	$	nil	N/A	N/A
Preferred share options	2000	2,279		$5.47	1,136	1,143
	2001	3,963		$5.32	1,858	2,105
	2002	2,713		$8.13	617	2,096

      Each employee’s option to purchase preferred shares must be exercised within 40 days of the annual general meeting of the Company following the date of grant.

     Employee Share Option Plan (Ordinary Stock Options)

      In 2001, the Company introduced an employee stock option plan for certain long-serving employees of the Company. Under the plan these employees are granted in each calendar year, as long as the employee is a participant in the Employee Share Incentive Plan, options to purchase ordinary shares. The price at which the option may be exercised will be the closing market price on the grant date, which is 40 days after the date of the Company’s annual general meeting. The number of options each employee is granted is equal to five times the sum of (i) the number of preference shares which that employee receives for $nil consideration and (ii) the number of preference share options which that employee exercises in that given year. Options may be exercised during the period commencing on the fourth anniversary of the grant date and ending on the thirtieth day after the fourth anniversary of the grant date.

     Non-Executive Directors’ Share Plan

      In 1999, the Company introduced a stock grant plan, which forms part of Directors’ remuneration. Under the plan Directors receive a combination of cash and ordinary shares in consideration of remuneration for their participation in Board meetings. All Directors are eligible except Executive Officers, who are covered by individual employment contracts and the Government elected board member. Ordinary shares granted are calculated with reference to a strike price that is set by the Board of Directors on October 1 of the year preceding the grant. Stock granted during the year ended December 31, 2002 totaled 6,305 shares (2001: 7,860) at a strike price of $10.70 (2001: $7.25).

     Directors and senior management stock compensation

      Certain members of senior management are entitled to receive, as part of the compensation for their services to the Company, options to purchase ordinary shares. One other director was granted options as remuneration for services rendered to the Company during the year ended December 31, 2001. In addition, another member of senior management is entitled to receive, as part of compensation for services to the Company, ordinary shares of the Company. As at December 31, 2002, 2,405 shares (2001: 3,172) were due to this employee.

     Non-employee

      As part of an agreement for market representation, the Company issued options to purchase ordinary shares to an investment company for $nil consideration. These options had an expiry date of one year

CONSOLIDATED WATER CO. LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

15.     Stock Compensation — (continued)

commencing on the termination of the agreement, which management formally terminated on April 3, 2002. The fair value of these options was determined by management to be $30,000, based on the fair value of the services to be received. The Company also issued warrants in conjunction with a private placement in 1995. These warrants were exercised in full in January and February 2000.

      The following table summarizes information about the Company’s stock option plans as of December 31, 2002, 2001 and 2000, and changes during the years ended on those dates.

	2002		2001		2000

		Exercise		Exercise		Exercise
	Number	Price	Number	Price	Number	Price

Outstanding at beginning of year	341,136	$8.59	243,045	$5.73	127,786	$4.58
Granted	114,086	$12.17	162,054	$10.55	117,538	$6.98
Exercised	(58,596)	$5.94	(61,858)	$2.58	(1,136)	$5.47
Forfeited	(2,096)	$8.14	(2,105)	$5.32	(1,143)	$5.47

Outstanding and exercisable at end of year	394,530	$10.02	341,136	$8.59	243,045	$5.73

      The following summarizes the weighted average grant-date fair value of options granted during the year:

	For the Year Ended
	December 31,

	2002	2001	2000

Options granted with an exercise price below market price on the date grant:
Senior management	$4.93	$3.78	—
Non executive Director	—	$3.89	$2.69
Employees — preferred shares	$5.72	$3.88	$2.66
Employees — ordinary share options	$4.41	$3.08	—
Overall weighted average	$4.89	$3.71	$2.69
Options granted with an exercise price above market price on the date of grant:
Senior management	—	—	$2.57

Summary of Options Outstanding at December 31, 2002

      At December 31, 2002, the range of exercise prices on outstanding options was $6.75 – $14.69. Accordingly the following information is presented on options outstanding, which are all exercisable, at December 31, 2002:

	Exercise	Exercise Prices
	Prices from	from
	$6.75 – $9.20	$10.84 – $14.69

Number of options outstanding at December 31, 2002	147,671	246,859
Weighted average exercise price	$7.51	$11.52
Weighted average remaining contractual life	1.13 years	2.64 years

CONSOLIDATED WATER CO. LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

15.     Stock Compensation — (continued)

      The weighted average fair value per share under SFAS 123 for shares issued during the year below market price on the date of grant follows:

	2002		2001		2000

		Weighted		Weighted		Weighted
		Average		Average		Average
		Exercise		Exercise		Exercise
	Number	Price	Number	Price	Number	Price

Employee Share Incentive Plan	2,713	$13.88	3,963	$9.00	2,279	$7.00
Directors Share Plan	6,056	$10.70	7,860	$7.25	6,889	$7.13
Senior management	3,172	$9.55	—	—	—	—
Overall weighted average	11,941	$11.12	11,456	$7.86	9,168	$7.09

16.     Taxation

      Under current laws of the Cayman Islands, there are no income, estate, corporation, capital gains or other taxes payable by the Company. The Company has received a tax exemption with respect to its Belize operations. The exemption expires in 2006 and is renewable in accordance with the provisions of the BWSL contract. Services to the customer in the Bahamas are provided by the Company, which is a Cayman Islands company that is not subject to taxation in the Commonwealth of the Bahamas.

17.     Pension Benefits

      A staff pension plan is offered to all employees. The plan is administered by the Cayman Islands Chamber of Commerce and is a defined contribution plan whereby the Company matches the contribution of the first 5% of each participating employee’s salary. The total amount recognized as an expense under the plan during the year ended December 31, 2002 was $70,210 (2001: $63,740; 2000: $67,760).

18.     Financial Instruments

     Credit Risk:

      The Company is not exposed to significant credit risk on the vast majority of customer accounts as the policy is to cease supply of water to customers’ accounts that are more than 45 days overdue. The Company’s exposure to credit risk is concentrated on receivables from one customer in Belize. The balance from this customer is current as at December 31, 2002 and management does not anticipate any losses on this concentration.

     Interest Rate Risk:

      The interest rates and terms of the Company’s loans are presented in Note 8 of these financial statements. The Company is subject to interest rate risk to the extent that LIBOR changes.

     Foreign Exchange Risk:

      All relevant foreign currencies have fixed exchange rates to the United States dollar as detailed under the foreign currency accounting policy note. If any of these fixed exchange rates become floating exchange rates, the Company’s results of operations could be adversely affected.

CONSOLIDATED WATER CO. LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

18.     Financial Instruments  — (continued)

     Fair Values:

      At December 31, 2002 and 2001, the carrying amounts of cash and cash equivalents, accounts receivable, accounts payable and other liabilities and dividends payable approximate fair values due to the short term maturities of these assets and liabilities. The Directors consider that the carrying amount for long term debt due to Royal Bank of Canada approximates fair value. The fair value for long term debt due to European Investment Bank is approximately $840,720 (2001: $1,041,000) although this does not necessarily indicate that the Company could extinguish this debt for an amount lower than the carrying value. Fair value of this long term debt for which no market value is readily available is determined by the Company using predetermined future cash flows discounted at an estimated current incremental rate of borrowing for a similar liability. In establishing an estimated incremental rate, the Company has evaluated the existing transactions, as well as comparable industry and economic data and other relevant factors such as pending transactions, subsequent events and the amount the Company would have to pay a credit worthy third party to assume the liability, with the creditors legal consent.

19.     Non-Cash Transactions

      The Company made the following non-cash transactions:

	2002	2001	2000

Redemption of preference shares and issue of replacement ordinary shares at $nil consideration	$9,700	$17,112	$12,767

Preference shares issued to employees at $nil consideration (Note 15)	$3,256	$4,756	$2,735
Redemption of preference shares at $nil consideration	—	—	(240)
Ordinary shares issued under the Non-executive Directors Share Plan at $nil consideration (Note 15)	66,600	56,998	49,084
Ordinary shares issued under senior management employment agreements at $nil consideration (Note 15)	30,303	—	—
Additional paid in capital from exercise of stock options	75,171	227,420	—

	$175,330	$289,174	$51,579

Reduction in ordinary shares and additional paid in capital from cancellation of shares repurchased	$36,710	$271,595	$494,375

Dividends declared but not paid (Note 7)	$508,444	$499,383	$401,965

20.     Impact of Recent Issued Accounting Standards

      The Financial Accounting Standards Board issued four standards and one interpretation that affect the Company. A summary of these standards and interpretation is given below:

      In June 2001, the FASB issued SFAS No. 143, “Accounting for Assets Retirement Obligations”. SFAS No. 143 requires the Company to record the fair value of an asset retirement obligation as a liability in the period in which it incurs a legal obligation associated with the retirement of tangible long-lived assets that result from the acquisition, construction, development and/or normal use of the assets. The Company also records a corresponding asset that is depreciated over the life of the asset. Subsequent to the initial measurement of the asset retirement obligation, the obligation will be adjusted at the end of each period to reflect the passage of time and changes in the estimated future cash flows underlying the obligation. The

CONSOLIDATED WATER CO. LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

20.     Impact of Recent Issued Accounting Standards  — (continued)

Company is required to adopt SFAS No. 143 on January 1, 2003. The Company adopted SFAS No. 143 early during the year ended December 31, 2001. The adoption did not have a material effect on the Company’s financial statements.

      In April 2002, the FASB issued SFAS No. 145, “Rescission of FASB Statements No. 4, 44, and 64, Amendment of FASB Statement No. 13 and Technical Corrections”. SFAS No. 145 amends existing guidance on reporting gains and losses from extinguishment of debt to prohibit the classification of the gain or loss as extraordinary, as the use of such extinguishments have become part of the risk management strategy of many companies. SFAS No. 145 also amends FASB Statement No. 13 to require sale-leaseback accounting for certain lease modifications that have economic effects similar to sale-leaseback transactions. The provisions of the Statement related to the rescission of Statement No. 4 is applied in fiscal years beginning after May 15, 2002. Earlier application of these provisions is encouraged. The provisions of the Statement related to Statement No. 13 were effective for transactions occurring after May 15, 2002, with early application encouraged. The adoption of SFAS No. 145 is not expected to have a material effect on the Company’s financial statements.

      In June 2002, the FASB issued SFAS No. 146, “Accounting for Costs Associated with Exit or Disposal Activities”. SFAS No. 146 addresses financial accounting and reporting for costs associated with exit or disposal activities and nullifies EITF Issue 94-3 “Liability Recognition for Certain Employee Termination Benefits and Other Costs to Exit an Activity”. The provisions of this Statement are effective for exit or disposal activities that are initiated after December 31, 2002, with early application encouraged. The adoption of SFAS No. 146 is not expected to have a material effect on the Company’s financial statements.

      In November 2002, the FASB issued Interpretation No. 45 “Guarantor’s Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness to Others, as interpretation of FASB Statements No. 5, 57 and 107 and a rescission of FASB Interpretation No. 34”. This Interpretation elaborates on the disclosures to be made by a guarantor in its interim and annual financial statements about its obligations under guarantees issued. The Interpretation also clarifies that a guarantor is required to recognized, at inception of a guarantee, a liability for the fair value of the obligation undertaken. The disclosure requirements are effective for financial statements of interim or annual periods ending after December 15, 2002. The initial recognitions and measurement provisions of the Interpretation are applicable to guarantees issued or modified after December 31, 2002 and are not expected to have a material effect on the Company’s financial statements.

      In December 2002, the FASB issued SFAS No. 148, “Accounting for Stock-Based Compensation — Transition and Disclosure, an amendment of FASB Statements No. 123”. This Statement amends FASB Statement No. 123 “Accounting for Stock-Based Compensation”, to provide alternative methods of transition for voluntary change to the fair value based method of accounting for stock-based employee compensation. In addition the Statement amends the disclosure requirements of Statement No. 123 to require prominent disclosures in both annual and interim financial statements. Certain of the disclosure modifications are required for fiscal years ending after December 15, 2002 and are included in the notes to these consolidated financial statements.

21.     Deferred Expenditures

      Costs associated with the acquisitions disclosed in note 22 and the financing thereof have been capitalized in the amounts of $426,970 and $460,886, respectively, as these transactions had not closed at the balance sheet date. Acquisition related costs are taken into account in the purchase price allocation upon the completion of transactions and financing costs are amortized over the term of the related debt.

CONSOLIDATED WATER CO. LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

22.     Subsequent Events

      The following events occurred subsequent to December 31, 2002:

      On February 7, 2003, the Company purchased interests in the following companies: DesalCo Limited, its wholly owned subsidiary DesalCo (Barbados) Limited, Ocean Conversion (Cayman) Limited, Ocean Conversion (BVI) Ltd. and Waterfields Company Limited. The purchase has provided the Company with a desalination facility management and engineering services firm, as well as facilities and contracts to supply additional potable water services in the Cayman Islands, the Bahamas, Barbados and the British Virgin Islands. The total consideration under the purchase agreements was $27,800,000, comprised of $25,500,000 in cash and 185,714 ordinary shares of the Company.

      The following table summarizes the unaudited condensed balance sheets of the acquired entities as of December 31, 2002:

		Ocean
		Conversion	Waterfields	Ocean
	DesalCo	(Cayman)	Company	Conversion
	Limited	Limited	Limited	(BVI) Ltd.

	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)
Current assets	$1,798,068	$3,023,479	$1,912,344	$3,867,233
Property, plant and equipment	14,849	1,234,962	7,764,895	3,608,175
Other non-current assets	1,571,131	4,313,291	—	—
Total assets	3,384,048	8,571,732	9,677,239	7,475,408
Current liabilities	174,924	2,712,862	246,985	1,636,007
Long term debt and liabilities	—	1,180,000	1,884,293	1,739,379

Total liabilities assumed	174,924	3,892,862	2,131,278	3,375,386
Net assets	$3,209,124	$4,678,870	$7,545,961	$4,100,002

% of equity acquired	100%	100%	12.7%	56.5%
% of voting shares acquired	100%	100%	12.7%	50.0%

      In order to finance the purchase, the Company entered into a credit facility with Scotiabank (Cayman Islands) Ltd. for a term loan of $20,000,000, an operating line of credit of $2,000,000 and a bridge financing loan of $17,100,000. Scotiabank was given a fixed and floating charge on all assets for $22,000,000. In conjunction with the receipt of this financing, the Royal Bank of Canada credit facilities were extinguished, the loans were fully repaid and the fixed and floating charges held by the bank were released. The second charge held by the Government of the Cayman Islands, as described in Note 8, was cancelled and replaced with a $1,000,000 letter of credit from Scotiabank.

      The Company also cancelled the remaining term of the water purchase agreement with Ocean Conversion (Cayman) Limited as a result of the purchase.

      The Government of the Cayman Islands amended the Company’s license to remove a five percent restriction on share ownership and transfer. As part of the amended license, the Company is required to comply with certain aesthetic quality improvements in the water supplied to the customers in the Cayman Islands. Management estimates that the capital cost of complying with the new water quality requirements in accordance with the amended license will amount to approximately $500,000.

CONSOLIDATED WATER CO. LTD.

CONDENSED CONSOLIDATED BALANCE SHEETS

	March 31,
	2003	December 31,
	(Unaudited)	2002

	(expressed in United States dollars)
ASSETS
Current assets
Cash and cash equivalents	$3,723,974	$568,304
Accounts receivable	2,770,139	1,406,947
Inventory	946,429	388,131
Prepaid expenses and other assets	448,934	370,429
Deferred expenditures	1,300,401	887,856
Current portion of loans receivable	1,080,127	—

Total current assets	10,270,004	3,621,667
Loans receivable	4,045,385	—
Property, plant and equipment, net	21,062,174	20,253,646
Investments in affiliates (Note 4)	13,349,712	12,450
Intangible assets (Note 6)	6,301,893	1,619,874
Goodwill	2,673,733	—

Total assets	$57,702,901	$25,507,637

LIABILITIES AND STOCKHOLDERS’ EQUITY
Current liabilities
Dividends payable	$469,514	$508,444
Accounts payable and other liabilities	1,949,295	1,143,850
Current portion of long term debt (Note 7)	12,298,653	518,275

Total current liabilities	14,717,462	2,170,569
Long term debt (Note 7)	18,322,857	2,074,609
Security deposits and other liabilities	136,235	136,235

Total liabilities	33,176,554	4,381,413

Stockholders’ equity
Redeemable preferred stock, $1.20 par value. Authorized 100,000 shares; issued and outstanding 18,914 shares as at March 31, 2003 and 19,740 shares at as December 31, 2002	22,697	23,688
Class A common stock, $1.20 par value. Authorized 9,870,000 shares; issued and outstanding 4,239,959 shares as at March 31, 2003 and 3,993,419 shares at as December 31, 2002	5,087,951	4,792,103
Class B common stock, $1.20 par value. Authorized 30,000 shares; issued and outstanding nil shares as at March 31, 2003 and nil shares as at December 31, 2002	—	—
Stock and options earned but not issued	60,270	424,841
Additional paid-in capital	10,253,420	7,354,395
Retained earnings	9,102,009	8,531,197

Total stockholders’ equity	24,526,347	21,126,224

Total liabilities and stockholders’ equity	$57,702,901	$25,507,637

The accompanying information and notes are an

integral part of these condensed consolidated financial statements.

CONSOLIDATED WATER CO. LTD.

CONDENSED CONSOLIDATED STATEMENTS OF INCOME

	Three Months	Three Months
	Ended March 31,	Ended March 31,
	2003	2002

	(Unaudited)
	(expressed in United States dollars)
Retail water sales	$2,818,953	$2,858,899
Bulk water sales	1,005,140	325,906
Service revenue	194,632	—

Total revenue	4,018,725	3,184,805

Retail cost of sales	(1,219,878)	(1,421,687)
Bulk cost of sales	(736,469)	(244,765)
Service cost of sales	(117,692)	—

Total cost of sales	(2,074,039)	(1,666,452)
Gross profit	1,944,686	1,518,353
General and administrative expenses	(926,635)	(579,356)

Income from operations	1,018,051	938,997

Other income (expenses):
Interest income	5,522	6,432
Interest expense	(293,383)	(20,867)
Other income	101,372	1,938
Equity in earnings of affiliates	192,429	—

	5,940	(12,497)

Net income before income taxes	1,023,991	926,500

Income taxes	(5,993)	—

Net income	$1,017,998	$926,500

Basic earnings per share	$0.25	$0.24

Diluted earnings per share	$0.24	$0.23

Dividends declared per share	$0.105	$0.105

Weighted average number of common stock used in the determination of:
Basic earnings per share	4,121,698	3,923,209

Diluted earnings per share	4,251,195	4,054,949

The accompanying information and notes are an

integral part of these condensed consolidated financial statements.

CONSOLIDATED WATER CO. LTD.

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

	Three Months	Three Months
	Ended March 31,	Ended March 31,
	2003	2002

	(Unaudited)

	(expressed in United States dollars)
Net cash flows provided by operating activities	$1,166,841	$590,025

Cash flows provided by (used in) investing activities
Purchase of property, plant and equipment	(241,663)	(1,681,993)
Business combinations, net of cash acquired	(11,885,839)	—
Investment in affiliate	(12,069,998)	—
Collections from loans receivable	178,759	—

Net cash used in investing activities	(24,018,741)	(1,681,993)

Cash flows provided by (used in) financing activities
Proceeds from new credit facility	28,056,126	1,500,000
Deferred expenditures	(412,545)	—
Dividends paid	(486,111)	(397,520)
Proceeds from issuance of common stock	537,600	162,835
Principal payments of long term debt	(1,687,500)	(12,500)
Proceeds from bank loans	—	500,000

Net cash provided by financing activities	26,007,570	1,752,815

Net increase in cash and cash equivalents	3,155,670	660,847
Cash and cash equivalents at beginning of period	568,304	516,446

Cash and cash equivalents at end of period	$3,723,974	$1,177,293

Interest paid in cash	$230,321	$16,317
Interest received in cash	$5,522	$6,463

The accompanying information and notes are an

integral part of these condensed consolidated financial statements.

CONSOLIDATED WATER CO. LTD.

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(Unaudited)

1.	Presentation of Financial Information

      The accompanying unaudited Condensed Consolidated Financial Statements were prepared in accordance with the instructions for Form 10-Q and, therefore, do not include all disclosures necessary for a complete presentation of financial condition, results of operations, and cash flows in conformity with accounting principles generally accepted in the United States of America. All adjustments that are, in the opinion of management, of a normal recurring nature and are necessary for a fair presentation of the interim financial statements, have been included. The results of operations for the period ended March 31, 2003 are not necessarily indicative of the results that may be expected for the entire fiscal year or any other interim period.

      The accompanying consolidated financial statements of the Company should be read in conjunction with the consolidated financial statements and notes included in the Company’s Annual Report on Form 10-K for the year ended December 31, 2002.

2.	Principles of Consolidation

      The accompanying unaudited Condensed Consolidated Financial Statements include the accounts of Belize Water Limited, DesalCo Limited, its wholly owned subsidiary DesalCo (Barbados) Limited, and Ocean Conversion (Cayman) Limited. All significant intercompany balances and transactions have been eliminated in consolidation.

3.     Acquisitions

      Effective February 1, 2003, the Company acquired 100% of the outstanding voting common shares of DesalCo Limited, its wholly owned subsidiary DesalCo (Barbados) Limited and Ocean Conversion (Cayman) Limited. The total consideration paid was $28,298,555, comprised of $25,500,000 in cash and 185,714 ordinary shares of the Company and $506,122 in cost related to the acquisitions.

      These acquisitions provide the Company with a reverse osmosis plant design, construction and facility management and engineering services firm, as well as facilities and contracts to supply additional potable water services in the Cayman Islands, Bahamas and Barbados and investments in desalination companies in the British Virgin Islands.

CONSOLIDATED WATER CO. LTD.

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

3.     Acquisitions — (continued)

      The following table summarizes the estimated fair values of assets acquired and liabilities assumed at February 1, 2003. The Company is in the process of finalizing the allocations of purchase price and is subject to refinement:

Current assets	$4,940,343
Property, plant and equipment	949,800
Investments in affiliates	13,023,539
Intangible assets	4,868,861
Goodwill	2,673,733
Other assets	4,224,145

Total assets acquired	30,680,421

Current liabilities	1,201,870
Long term debt and liabilities	1,179,996

Total liabilities assumed	2,381,866

Net assets acquired	$28,298,555

      The goodwill represents the excess of costs over fair value of assets of businesses acquired. Goodwill and any intangible assets acquired in a business combination accounted for using the purchase method and determined to have an indefinite useful life are not amortized, but instead tested for impairment at least annually in accordance with the provisions of SFAS No. 142. Intangible assets with useful lives are amortized over their respective estimated useful lives to their estimated residual values, and reviewed for impairment in accordance with SFAS No. 144, “Accounting for Impairment or Disposal of Long-Lived Assets”.

      The results of operations of the acquired companies are included in the consolidated statements of operations from February 1, 2003. Unaudited pro forma consolidated results of operations of Consolidated Water Co. Ltd., DesalCo Limited, DesalCo (Barbados) Limited, Ocean Conversion (Cayman) Limited, and an equity interest in Ocean Conversion (BVI) Ltd., had the companies been acquired at January 1, 2003 would be as follows:

	Three Months Ended	Three Months Ended
	March 31, 2003	March 31, 2002

Pro forma revenue	$4,450,629	$4,591,160
Pro forma net income	$1,185,041	$1,147,888
Pro forma earnings per share
Basic	$0.29	$0.28
Diluted	$0.28	$0.27

4.     Investments in Affiliates

      As part of the acquisition described in Note 3, the Company also acquired 50% of the outstanding voting common shares of Ocean Conversion (BVI) Ltd, 12.7% of the outstanding voting common shares of Waterfields Company Limited (“Waterfields”) and 100% of the non-voting shares of Ocean Conversion (BVI) Ltd.

      The Company’s investment in Ocean Conversion (BVI) Ltd. is accounted for by the equity method. The investment in Waterfields has been recorded at cost.

CONSOLIDATED WATER CO. LTD.

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

4.     Investments in Affiliates — (continued)

      On May 9, 2003, the Company sold 100% of its non-voting shares in Ocean Conversion (BVI) Ltd., to Sage Water Holdings (BVI), Ltd. for approximately $2.1 million. The Company acquired these shares as part of the transactions described above.

      The following table compares the carrying values and equity in net assets of our investments in affiliates at March 31, 2003:

	Carrying Value	Equity in net
	As at March 31,	assets at March 31,
Investment	2003	2003	Difference

Ocean Conversion (BVI) Ltd.	12,324,761	2,608,074	9,716,687
Waterfields Company Limited	1,012,501	972,631	39,870
Belize Water Services Ltd.	12,450	12,450	nil

      Management believes that the difference between the carrying value and our interests in the net assets of affiliates represents goodwill. The Company will periodically evaluate the carrying value of its investment in Ocean Conversion (BVI) Ltd. by comparing it to the investment’s fair value. If the carrying amount of the equity investment exceeds its fair value, an impairment charge is recognized by the difference by which the carrying amount exceeds the fair value of the asset.

      The total assets, total liabilities and net income of investments accounted for by the equity method at March 31, 2003 and for the three-months then ended are $7,219,047, $2,600,585 and $340,760, respectively.

5.     Segment Information

      Due to the recent acquisitions, management changed the Company’s internal organizational structure to effectively assimilate the business activities of the acquired companies. Consequently, management no longer considers it appropriate to report separate business segments based on geographical location. Under the Statements of Financial Accounting Standards 131, “Disclosure about Segments of an Enterprise and Related Information”, management now considers; (i) the operations to supply water to retail customers, (ii) the operations to supply water to bulk customers, and (iii) the provision of engineering and management services as separate business segments. Segmented financial information that was reported in previous periods for the Cayman Islands and the Bahamas has been reclassified to Retail Water, and financial information for Belize has been reclassified to Bulk Water. Services is a new business segment created as a result of the recent acquisition.

      For purposes of segment information the accounts of Ocean Conversion (BVI) Ltd. have been proportionally consolidated into the Bulk water segment. An adjustment has been made in reconciling items to account for the investment under the equity method. Also included in reconciling items are corporate expenses including interest expense that do not relate to any specific operating segment.

      As at March 31 and for the three months then ended

	Retail Water		Bulk Water		Services		Reconciling items		Total

	2003	2002	2003	2002	2003	2002	2003	2002	2003	2002

Revenue	2,818,953	2,858,899	1,491,926	325,906	194,632	—	(486,786)	—	4,018,725	3,184,805
Cost of sales	1,219,878	1,421,687	914,628	244,765	117,692	—	(178,159)	—	2,074,039	1,666,452
Net income (loss)	1,010,119	880,694	84,667	45,806	(27,581)	—	(49,207)	—	1,017,998	926,500
Property, plant and equipment	18,663,008	18,289,008	4,402,610	1,500,375	32,917	—	(2,036,361)	—	21,062,174	19,789,383

CONSOLIDATED WATER CO. LTD.

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

6.	Intangible Assets

      Effective February 1, 2003, the Company completed acquisitions of interests in companies described in Note 3 of these consolidated financial statements. The Company acquired the following identifiable intangible assets as part of these acquisitions:

(a) As part of the acquisition of DesalCo Limited the Company attributed $650,978 to intangible assets which represents the fair value of a Management Service Agreement dated December 4, 2000, under which DesalCo Limited provides management and engineering services to Ocean Conversion (BVI) Ltd. Management of the Company has determined the intangible has an indefinite life, and therefore is not being amortized.

(b) As part of the acquisition of DesalCo Limited the Company attributed $239,263 to intangible assets which represents the fair value of the DWEERTM Distribution Agreement between DesalCo Limited and DWEER Technology Limited dated September 24, 2002. Under this agreement DesalCo Limited was granted an exclusive right, within certain countries in the Caribbean, Central and South America, to distribute certain patented equipment, which can enhance the operational efficiency of reverse osmosis seawater desalination plants. The carrying amount of the DWEERTM Distribution Agreement is being amortized over the remaining term of the seven year agreement.

(c) As part of the acquisition of Ocean Conversion (Cayman) Limited the Company attributed $3,978,620 to intangible assets which represent the fair value of two Water Production and Supply Agreements between Ocean Conversion (Cayman) Limited and the Government of the Cayman Islands, dated April 25, 1994 and dated December 31, 2001. Under these agreements, Ocean Conversion (Cayman) Limited built reverse osmosis seawater desalination plants for the Government of the Cayman Islands. Ocean Conversion (Cayman) Limited operates the plants until the expiration of the agreement term, as extended, at which time the plant operations will be transferred to the Government of the Cayman Islands for no consideration. The carrying amount of the Water Production and Supply Agreements are being amortized over the remaining term of the agreements which are approximately 5 and 13 years, respectively.

7.	Long Term Debt

      As of March 31, 2003, the Company has drawn down $28,056,126 from the following Scotiabank facilities:

$20,000,000 seven-year term loan bearing interest at an annually adjusted floating rate of LIBOR plus 1.5% to 3%, depending on the ratio of the Company’s consolidated debt to its consolidated earnings before interest, taxes and depreciation. The average interest rate for the three months ended March 31, 2003 was 4.08%. The current interest rate is 4.06%.

$8,056,126 six-month bridge term loan bearing interest on the same basis as the seven-year term loan. The average interest rate for the three months ended March 31, 2003 was 4.08%. The present interest rate is 4.06%.

The Company has used the proceeds from these facilities to refinance its debt with Royal Bank of Canada and to finance its recent acquisitions.

      Also at March 31, 2003 the Company had a $905,384 loan with the European Investment Bank bearing interest at 3.36%. This loan will be repaid in full on June 20, 2003 and has been classified as a current liability.

      The Company is subject to certain restrictive covenants associated with its long term debt and is in compliance with all such covenants at March 31, 2003.

CONSOLIDATED WATER CO. LTD.

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

8.	Earnings Per Share

      Basic earnings per common share (“EPS”) is calculated by dividing net income available to common stockholders by the weighted average number of common shares outstanding during the period. The computation of diluted EPS assumes the issuance of common shares for all dilutive-potential common shares outstanding during the reporting period. The dilutive effect of stock options is considered in earnings per common share calculations, if dilutive, using the treasury stock method.

      The following summarizes information related to the computation of basic and diluted earnings per share for the three-month period ended March 31, 2003 and 2002.

	Three Months Ended	Three Months Ended
	March 31,	March 31,
	2003	2002

Net income, as reported	$1,017,998	$926,500
Less:
Dividends declared and earnings attributable on preference shares
	(2,362)	(2,950)
Net income available to holders of ordinary shares in the determination of basic earnings per ordinary share	$1,015,636	$923,550

Weighted average number of ordinary shares in the determination of basic earnings per ordinary share	4,121,698	3,923,209
Plus:
Weighted average number of preference shares outstanding during the period	19,492	25,195
Potential dilutive effect of unexercised options	110,005	106,545

Weighted average number of shares used for determining diluted earnings per ordinary share	4,251,195	4,054,949

9.     Stock Based Compensation

      The Company currently has various stock option plans and an employee stock purchase plans. The Company accounts for stock-based compensation plans for employees and directors using the intrinsic value method. Under this method, the Company records no compensation expense for stock options granted when the exercise price of options granted is equal to or greater than the fair market value of the Company’s common stock on the date of grant.

CONSOLIDATED WATER CO. LTD.

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Stock Based Compensation — (continued)

      The following table presents the effect on net income and earnings per share if the Company had applied a fair value recognition method:

	Three Months Ended	Three Months Ended
	March 31, 2003	March 31, 2002

Net income, as reported	$1,017,998	$926,500
Add: Stock-based employee compensation expense included in reported net income	27,870	29,700
Deduct: Total stock-based compensation expense determined under fair value based method for all awards	(9,369)	(10,494)

Pro forma net income	$1,036,499	$945,706

Earnings per share
Basic — as reported	$0.25	$0.24

Basic — pro forma	$0.25	$0.24

Diluted — as reported	$0.24	$0.23

Diluted — pro forma	$0.24	$0.23

10.     Impact of Recent Accounting Pronouncements

      In June 2001, the Financial Accounting Standards Board (“FASB”) issued SFAS No. 143, “Accounting for Asset Retirement Obligations”. SFAS No. 143 requires the Company to record the fair value of an asset retirement obligation as a liability in the period in which it incurs a legal obligation associated with the retirement of tangible long-lived assets that result from the acquisition, construction, development, and/or normal use of the assets. The Company also records a corresponding asset that is depreciated over the life of the asset. Subsequent to the initial measurement of the asset retirement obligation, the obligation will be adjusted at the end of each period to reflect the passage of time and changes in the estimated future cash flows underlying the obligation. The Company was required to adopt SFAS No. 143 on January 1, 2003. The Company adopted SFAS No. 143 early during the year ended December 31, 2002. The adoption did not have a material effect on the Company’s consolidated financial statements.

      In December 2002, the FASB issued SFAS No. 148, “Accounting for Stock-Based Compensation — Transition and Disclosure, an amendment of FASB Statements No. 123”. This Statement amends FASB Statement No. 123 “Accounting for Stock-Based Compensation”, to provide alternative methods of transition for voluntary change to the fair value based method of accounting for stock-based employee compensation. In addition the Statement amends the disclosure requirements of Statement No. 123 to require prominent disclosures in both annual and interim financial statements. All of the disclosure modifications required for interim financial statements have been included in the notes to these condensed consolidated financial statements.

      In January 2003, the Financial Accounting Standards Board (FASB) issued Interpretation No. 46, “Consolidation of Variable Interest Entities”. This interpretation addresses the consolidation by business enterprises of variable interest entities as defined in the Interpretation. The Interpretation applies immediately to variable interest in variable interest entities created after January 31, 2003, and to variable interests in variable interest entities obtained after January 31, 2003. For public enterprises with a variable interest entity created before February 1, 2003 the Interpretation applies to that enterprise no later than the beginning of the

CONSOLIDATED WATER CO. LTD.

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Impact of Recent Accounting Pronouncements — (continued)

first interim or annual reporting period beginning after June 15, 2003. The interpretation requires certain disclosures in financial statements issued after January 31, 2003 if it is reasonably possible that the Company will consolidate or disclose information about variable interest entities when the Interpretation becomes effective. The application of this Interpretation is not expected to have a material effect on the Company’s financial statements.

INDEPENDENT AUDITORS’ REPORT

To the Board of Directors and Shareholders of

DesalCo Limited, Ocean Conversion (Cayman) Limited, and Ocean Conversion (BVI) Ltd.

      We have audited the accompanying combined balance sheets of DesalCo Limited, Ocean Conversion (Cayman) Limited, and Ocean Conversion (BVI) Ltd. (the “Group”) as of December 31, 2002 and 2001 and the related combined statements of income and retained earnings, comprehensive income and cash flows for the years then ended (all expressed in United States dollars). These financial statements are the responsibility of the Group’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

      We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

      In our opinion, such combined financial statements present fairly, in all material respects, the financial position of the Group as of December 31, 2002 and 2001 and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

/s/ DELOITTE & TOUCHE

April 16, 2003

George Town, Cayman Islands

DESALCO LIMITED, OCEAN CONVERSION (CAYMAN)

LIMITED, AND OCEAN CONVERSION (BVI) LTD.

COMBINED BALANCE SHEETS
December 31, 2002 and 2001

	2002	2001

	(expressed in United States dollars)
ASSETS
Current assets
Cash and cash equivalents	$2,173,364	$2,609,797
Securities available for sale (cost: $10,000, 2001: $10,000) (Note 9)	58,960	45,360
Accounts receivable	3,246,491	1,625,431
Parts inventory	693,805	554,256
Prepaid expenses	29,247	24,159
Current portion of loans receivable (Note 4)	1,080,127	607,890

	7,281,994	5,466,893
Loans receivable (Note 4)	4,313,291	2,280,750
Fixed assets (Note 3)	4,057,520	3,303,084
Intercorporate investments (cost: $1,012,501, 2001: $1,012,501)	1,012,501	1,012,501

	$16,665,306	$12,063,228

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities
Accounts payable and accrued expenses	$563,262	$739,092
Customer deposits	203,638	165,352
Current portion of long-term debt (Note 6)	730,000	—

	1,496,900	904,444
Profit sharing agreement provision (Note 5)	2,605,810	1,865,803
Long-term debt (Note 6)	1,930,000	—

	6,032,710	2,770,247

Commitments (Note 7)
Shareholders’ equity
Share capital (Note 8)	2,808,276	2,808,276
Additional paid-in capital	322,724	322,724
Retained earnings	7,452,636	6,126,621
Accumulated other comprehensive income	48,960	35,360

	10,632,596	9,292,981

	$16,665,306	$12,063,228

See notes to combined financial statements

DESALCO LIMITED, OCEAN CONVERSION (CAYMAN)

LIMITED, AND OCEAN CONVERSION (BVI) LTD.

COMBINED STATEMENTS OF INCOME AND RETAINED EARNINGS
for the years ended December 31, 2002 and 2001

	2002	2001

	(expressed in United States dollars)
Revenue
Water Sales	$12,247,281	$12,362,844
Services	483,406	833,326

	12,730,687	13,196,170
Cost of goods sold	6,589,779	6,576,377

	6,140,908	6,619,793
General and administrative expenses	1,367,480	1,256,678

Income from operations	4,773,428	5,363,115

Other expenses (income)
Profit Sharing Agreement expense (Note 5)	1,307,080	1,620,548
Miscellaneous expense	24,566	—
Interest income	(99,384)	(166,289)
Miscellaneous income (Note 9)	(794,861)	(69,183)

	437,401	1,385,076

Net income before income taxes	4,336,027	3,978,039
Income taxes	111,232	119,239

Net income after income taxes	4,224,795	3,858,800
Retained earnings, beginning of year	6,126,621	5,321,399
Dividends	(2,898,780)	(3,053,578)

Retained earnings, end of year	$7,452,636	$6,126,621

See notes to combined financial statements

DESALCO LIMITED, OCEAN CONVERSION (CAYMAN)

LIMITED, AND OCEAN CONVERSION (BVI) LTD.

COMBINED STATEMENTS OF COMPREHENSIVE INCOME
for the years ended December 31, 2002 and 2001

	2002	2001

	(expressed in United States dollars)
Net income	$4,224,795	$3,858,800

Other comprehensive income
Change in unrealized gain on securities available for sale	13,600	17,360

Comprehensive income	$4,238,395	$3,876,160

See notes to combined financial statements

DESALCO LIMITED, OCEAN CONVERSION (CAYMAN)

LIMITED, AND OCEAN CONVERSION (BVI) LTD.

COMBINED STATEMENTS OF CASH FLOWS
for the years ended December 31, 2002 and 2001

	2002	2001

	(expressed in United States dollars)
Cash Provided by (used in): Operating Activities
Net income	$4,224,795	$3,858,800
Adjustments for items not affecting cash:
Depreciation	750,258	613,291
Gain on sale of fixed assets	(4,268)	(7,100)
Profit Sharing Agreement provision	1,307,080	1,620,548
Change in non-cash working capital items:
Accounts receivable	(1,621,060)	489,154
Parts inventory	(139,549)	(185,041)
Prepaid expenses	(5,088)	1,639
Accounts payable and accrued expenses	(175,830)	(301,555)
Customer deposits	38,286	(2,117)

	4,374,624	6,087,619

Investing Activities
Acquisition of fixed assets	(1,504,694)	(1,277,707)
Proceeds from sale of fixed assets	4,268	7,900
Repayment of loans receivable	645,393	801,519
Issuance of loans receivable	(3,150,171)	—

	(4,005,204)	(468,288)

Financing Activities
Repayment of long-term debt	(240,000)	—
Issuance of long-term debt	2,900,000	—
Profit Sharing Agreement payments	(567,073)	(1,444,791)
Dividends paid	(2,898,780)	(3,053,578)

	(805,853)	(4,498,369)

(Decrease) Increase in Cash and Cash Equivalents	(436,433)	1,120,962
Cash and Cash Equivalents, Beginning of Year	2,609,797	1,488,835

Cash and Cash Equivalents, End of Year	$2,173,364	$2,609,797

See notes to combined financial statements

DESALCO LIMITED, OCEAN CONVERSION (CAYMAN)

LIMITED, AND OCEAN CONVERSION (BVI) LTD.

NOTES TO COMBINED FINANCIAL STATEMENTS
for the years ended December 31, 2002 and 2001
(expressed in United States dollars)

1.     The Group and Its Principal Activity

      DesalCo Limited (“DesalCo”) was incorporated as Sea Conversion (Technology) Ltd. on July 25, 1991 under the laws of the Cayman Islands. On October 30, 1991 the name Sea Conversion (Technology) Ltd. was changed to DesalCo Limited.

      DesalCo (Barbados) Ltd., a wholly owned subsidiary of DesalCo, was incorporated on July 13, 1999 under the laws of Barbados.

      Ocean Conversion (Cayman) Limited (“OCCL”) was incorporated as Reliable Water Cayman Ltd. on August 11, 1989 under the laws of the Cayman Islands. On September 24, 1991 the name of Reliable Water Cayman Ltd. was changed to Ocean Conversion (Cayman) Limited.

      Ocean Conversion (BVI) Ltd. (“OCBL”) was incorporated on May 14, 1990 under the laws of the British Virgin Islands.

      These companies are hereinafter referred to as the “Group”.

      The principal activities of the Group are:

•	the design, construction and sale of reverse osmosis seawater desalination plants and components thereof;

•	the development of patented technology for reducing the energy requirements of reverse osmosis seawater desalination plants (see Note 9);

•	the management and operation of reverse osmosis seawater desalination plants;

•	the sale of desalinated seawater.

      The Group companies were sold subsequent to December 31, 2002, as detailed in Note 10.

2.     Significant Accounting Policies

      The financial statements of the Group have been prepared in conformity with accounting principles generally accepted in the United States of America and reflect the following policies:

     Basis of combination

      The combined financial statements of the Group have been prepared in the context of SEC Regulation S-X Section 210.3-05(3) and include those of DesalCo Limited and its subsidiary, DesalCo (Barbados) Ltd., Ocean Conversion (Cayman) Limited and Ocean Conversion (BVI) Ltd. as they are under common control and the acquisition of each entity was conditional on the acquisition of each other entity in the group (Note 10). All inter-company balances and transactions have been eliminated.

     Use of estimates

      The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual amounts may differ from those estimates.

DESALCO LIMITED, OCEAN CONVERSION (CAYMAN)
LIMITED, AND OCEAN CONVERSION (BVI) LTD.

NOTES TO COMBINED FINANCIAL STATEMENTS — (Continued)

for the years ended December 31, 2002 and 2001
(expressed in United States dollars)

     Revenue recognition

      Revenue is recorded when services are provided or water delivered in accordance with the terms of specific agreements as described in Note 7.

      Plant construction revenue is recognized using the percent-of-completion method. The recognized income is that percentage of estimated total income that incurred costs to date bear to estimated total costs after giving effect to estimates of costs to complete based upon most recent information.

     Securities available for sale

      Securities available for sale are recorded at fair value with unrealized gains and losses excluded from income and included in accumulated other comprehensive income as a separate component of shareholders’ equity.

     Intercorporate investments

      Intercorporate investments are recorded at cost and are reviewed on a regular basis to determine if they have sustained an impairment of value that is considered to be other than temporary.

     Inventories

      Inventories are valued at the lower of cost or net realizable value.

     Fixed assets

      Equipment with a value greater than $5,000 and an expected useful life of at least five years is capitalized.

      Plant and improvements thereto are recorded at cost and are depreciated on a straight-line basis to their net realizable value at the end of the water agreements under which they are operated. Carrying values of plant and improvements are reassessed by management on an annual basis and any material impairments are charged to current operations.

      Office furniture, computer equipment, vehicles and other machinery and equipment are depreciated using the straight-line method over five years.

      Work-in-progress is not depreciated.

     Capitalization of interest costs

      Interest costs directly attributable to the construction of qualifying assets, which are assets that necessarily take a substantial period of time to ready for their intended use, are added to the cost of those assets until such time as the assets are substantially ready for use or sale.

DESALCO LIMITED, OCEAN CONVERSION (CAYMAN)
LIMITED, AND OCEAN CONVERSION (BVI) LTD.

NOTES TO COMBINED FINANCIAL STATEMENTS — (Continued)

for the years ended December 31, 2002 and 2001
(expressed in United States dollars)

Foreign currency translation

      Assets, liabilities, income and expenses denominated in foreign currencies are translated to United States dollars at the following fixed exchange rates:

Cayman Islands dollars	US$1.00 = CI$ 0.82
Bermuda dollars	US$1.00 = Bda$ 1.00
Barbados dollars	US$1.00 = Bds$ 1.99
Bahamas dollars	US$1.00 = Bah$ 1.00

Cash and cash equivalents

      Cash and short-term deposits with an original maturity of three months or less are considered to be cash or cash equivalents.

Taxation

      The Group’s operations in Bermuda, the Cayman Islands and the British Virgin Islands pay no form of taxes in these countries.

      DesalCo (Barbados) Ltd. accrues for Barbados corporate income tax and value added tax.

      DesalCo accrues for Barbados withholding tax on the receipt of fees and dividends from DesalCo (Barbados) Ltd.

      As a result of the relevant tax structure of the countries the Group operates in and the nature of the Group’s operations no deferred taxes were recorded in the financial statements for the year ended December 31, 2002 and 2001.

3.     Fixed Assets

	2002	2001

Plant and improvements	$10,178,225	$8,509,774
Computer equipment	31,600	31,600
Office furniture	62,799	60,366
Vehicles	290,903	291,513
Other	27,263	322,695

	10,590,790	9,215,948
Less: accumulated depreciation	6,533,270	5,912,864

	$4,057,520	$3,303,084

DESALCO LIMITED, OCEAN CONVERSION (CAYMAN)
LIMITED, AND OCEAN CONVERSION (BVI) LTD.

NOTES TO COMBINED FINANCIAL STATEMENTS — (Continued)

for the years ended December 31, 2002 and 2001
(expressed in United States dollars)

4.     Loans Receivable

	2002	2001

Due from Water Authority Cayman: original loan of $5,736,000, non-interest bearing, balance receivable in monthly installments of $34,000 to November 2001, and commencing December 1, 2001, monthly installments of $14,476 to November 30, 2008. Loan secured by Red Gate plant, machinery and equipment	$1,027,810	$1,201,523
Due from Water Authority Cayman: two loans originally aggregating $1,829,580, bearing interest at 5% per annum, receivable in combined monthly installments of principal and interest of $25,859 to March, 2005, secured by Lower Valley plant, machinery and equipment	659,058	929,047
Due from Water Authority Cayman: two loans originally aggregating $1,169,537, bearing interest at 5% per annum, receivable in combined monthly installments of principal and interest of $16,530 to March 2006, secured by Lower Valley plant, machinery and equipment	593,882	758,070
Due from Water Authority Cayman: two interest free loans originally aggregating $3,150,171, receivable in monthly installments of $37,502 to October 2009, secured by North Sound Road plant, machinery and equipment	3,112,668	—

	5,393,418	2,888,640
Less current portion	(1,080,127)	(607,890)

	$4,313,291	$2,280,750

      Principal amounts due in each of the next five years are as follows:

2003	$1,080,127
2004	1,103,477
2005	891,374
2006	672,918
2007	623,739
Thereafter	1,021,783

$5,393,418

5.     Profit Sharing Provision

      In 1993, OCCL and OCBL entered into Share Repurchase and Profit Sharing Agreements with their shareholders to repurchase 1,275,000 and 450,000, respectively, of their issued shares in consideration of the granting of profit sharing rights to those shareholders.

      So long as these two companies remain in business as going concerns, have profits available for the payment of dividends, and pay a dividend therefrom, the holders of the Profit Sharing Rights are entitled to receive payment of the amount of the dividend per share multiplied by the number of shares they sold back to each company. Such payment is made to the owners of the Profit Sharing Rights when dividends are paid to the companies’ shareholders.

DESALCO LIMITED, OCEAN CONVERSION (CAYMAN)
LIMITED, AND OCEAN CONVERSION (BVI) LTD.

NOTES TO COMBINED FINANCIAL STATEMENTS — (Continued)

for the years ended December 31, 2002 and 2001
(expressed in United States dollars)

      The profit sharing agreement provision is calculated each year as if the entire net income of these companies had been distributed as dividends. The excess of the provision over the amounts paid to the owners of the Profit Sharing Rights will be paid out when the Company’s board of directors resolves that the Company has sufficient cash flow to meet its operational needs.

6.     Long-Term Debt

      On May 29, 2002, OCCL entered into a credit facility whereby OCCL can borrow up to $2,400,000 to finance the cost of constructing the North Sound Road plant. Commencing December 31, 2002, the loan is to be repaid by equal semi-annual principal payments of $240,000 and is to be paid in full by December 31, 2007. Interest payments are to be paid in arrears on a quarterly basis. The facility is secured by a fixed and floating charge over the assets of OCCL and a written guarantee from a related party. OCCL has borrowed a total of $1,900,000 against this credit facility and made repayments of $240,000 as of December 31, 2002.

      OCBL has drawn down $1,000,000 of a $1,125,000 loan. The loan bears interest at 1.5% above 3 month LIBOR for US dollars and is to be repaid in equal semi-annual installments of principal of $125,000, with a balloon payment of $375,000 on May 31, 2006. The loan is secured by a fixed and floating charge over the assets of OCBL and the guarantee of the owners of the Profit Sharing Rights (see Note 5) in OCBL.

      Principal amounts due in each of the next five years are as follows:

2003	$730,000
2004	730,000
2005	730,000
2006	470,000
2007	—

$2,660,000

      The above loans and credit facilities are subject to specific covenants, the most restrictive of which are as follows:

OCCL borrowings:

      The Company must not sell, assign, pledge, or dispose of certain assets which have been proved as security to the lender.

OCBL borrowings:

      The Company must retain a minimum cashflow of $500,000 after debt services to support the operating cost of the plant prior to the payment of any dividends or profit share.

      During the years ended December 31, 2002 and 2001, the Company was in compliance with all of the covenants for the loan and credit facilities and did not have any cross-default arrangements. Violation of the covenants or failure to make payments when due on either the loan or credit facilities may result in the debt becoming due and payable on demand.

DESALCO LIMITED, OCEAN CONVERSION (CAYMAN)
LIMITED, AND OCEAN CONVERSION (BVI) LTD.

NOTES TO COMBINED FINANCIAL STATEMENTS — (Continued)

for the years ended December 31, 2002 and 2001
(expressed in United States dollars)

7.     Commitments

DesalCo Limited

      DesalCo provides engineering, operations management and other services to Waterfields Company Limited pursuant to an Engineering Services Agreement dated May 24, 1996. The current term of the agreement expires in March 2003 after which it continues on a year-to-year basis.

      DesalCo provides operations and maintenance services to Sandy Lane Properties Ltd. in Barbados pursuant to an agreement dated July 7, 1999. The agreement, which expires in January 2006, was assigned by DesalCo to DesalCo (Barbados) Ltd. on January 1, 2001.

      In connection with a now terminated Joint Venture Agreement dated November 10, 1995, on June 14, 1996 DesalCo and Bacardi & Company Limited issued a Joint and Several Liability Statement to the Water and Sewerage Corporation of the Bahamas (“WSC”) in respect of the execution of an agreement dated May 7, 1996 between WSC and Waterfields Company Limited. The agreement was novated from the Joint Venture to Waterfields Company Limited on June 20, 1996. DesalCo remains contingently liable in the event that Waterfields Company Limited fails to execute the agreement.

      DesalCo has a lease for premises in Bermuda until April 30, 2003 at approximately $60,300 per annum plus a surcharge for electricity.

Ocean Conversion (Cayman) Limited

      OCCL currently has water supply agreements with its two customers: Consolidated Water Co. Ltd. and Water Authority-Cayman.

West Bay Road Plant:

      The agreement with Consolidated Water Co. Ltd., which was revised in 1995 and 2000, and expires on December 31, 2004, provides that the customer must purchase the West Bay Road plant for $3,442,000. This amount was paid in full as of December 31, 2000. At the date of the agreement ownership of the plant was transferred to Consolidated Water Co. Ltd. OCCL is obliged to operate the plant until the agreement expires.

      The price of water sold under the agreement with Consolidated Water Co. Ltd. consists of fixed monthly fees, plus quantity fees based upon the amount of water sold, with certain minimum purchase requirements. The agreement specifies that OCCL will provide guaranteed quantities and purity of water and will be subject to penalties for non-compliance.

      Pursuant to a Guarantee dated November 7, 1994, Edmund Gibbons Limited (“EGL”), a related party, has agreed to act as guarantor to Consolidated Water Co. Ltd. for the obligations of OCCL in connection with this agreement.

Red Gate Road Plant:

      OCCL operates the Red Gate Road plant under a water supply agreement with Water Authority-Cayman. This agreement, which was revised in 1994, 1996 and 2001, expires on November 30, 2008. The price of water sold under the Red Gate Road plant agreement consists of a base monthly fee plus a quantity fee based upon the amount of water sold and an electricity adjustment. The agreement also specifies guaranteed quantities and purity of water, OCCL being subject to penalties for non-compliance.

DESALCO LIMITED, OCEAN CONVERSION (CAYMAN)
LIMITED, AND OCEAN CONVERSION (BVI) LTD.

NOTES TO COMBINED FINANCIAL STATEMENTS — (Continued)

for the years ended December 31, 2002 and 2001
(expressed in United States dollars)

      The agreement for the Red Gate Road plant provides that Water Authority-Cayman make specified monthly payments to OCCL toward an implied purchase price of $5,736,000. As of December 31, 2002 OCCL has received $4,708,190 (2001: $4,534,477) towards the final purchase price which has been recorded as a reduction to the initial loan receivable balance. At the date of the agreement ownership of the plant was transferred to Water Authority-Cayman.

      Pursuant to a Guarantee dated May 5, 1994, EGL has agreed to act as guarantor to the Government of the Cayman Islands in order to guarantee the obligations of OCCL in connection with this agreement.

Lower Valley Plant:

      On March 13, 1998, OCCL completed construction of and began operating the reverse osmosis plant in the Lower Valley area of Grand Cayman in accordance with an agreement signed on June 18, 1997 with Water Authority-Cayman, and amended August 20, 1999. The price of water sold under the agreement consists of base monthly fees plus a quantity fee based on the amount of water sold and an energy fee. The agreement also specifies guaranteed quantities and purity of water with OCCL being subject to penalties for non-compliance.

      The agreement, which expires on March 31, 2006, provides that Water Authority-Cayman make monthly payments to OCCL toward the final purchase price of the plant, which consist of four parts: $1,225,800 (expressed in United States dollars) and $495,100 (expressed in Cayman Islands dollars) for the base portion of the plant, and $1,111,000 (expressed in United States dollars) and $48,000 (expressed in Cayman Islands dollars) for the expansion portion of the plant which was completed in 1999. At the date of the agreement ownership of the plant was transferred to Water Authority-Cayman.

North Sound Road Plant:

      OCCL entered into an agreement with Water Authority-Cayman dated October 26, 2001, to construct and operate a reverse osmosis plant off North Sound Road, Grand Cayman. The price of water sold under the agreement consists of base monthly fees plus a quantity fee based on the amount of water sold and an energy fee. The agreement also specifies guaranteed quantities and purity of water with OCCL being subject to penalties for non-compliance.

      The agreement, which expires on October 31, 2009, provides that Water Authority-Cayman make monthly payments to OCCL toward the final purchase price of the plant, which consist of two parts: $1,827,000 (expressed in United States dollars) and $1,085,000 (expressed in Cayman Islands dollars).

Ocean Conversion (BVI) Ltd.

      Pursuant to an agreement, the sole customer of OCBL is the government of the British Virgin Islands. The agreement was amended on January 24, 1992 to provide for an increase in the production capacity of the plant from 360,000 to 510,000 Imperial gallons per day. The amended agreement also provided that, in May 1999, the government had the option to extend the agreement for a further seven years or purchase the plant for $1,420,000. The government did not exercise its purchase option and has advised OCBL of its desire to negotiate an amended agreement.

DESALCO LIMITED, OCEAN CONVERSION (CAYMAN)
LIMITED, AND OCEAN CONVERSION (BVI) LTD.

NOTES TO COMBINED FINANCIAL STATEMENTS — (Continued)

for the years ended December 31, 2002 and 2001
(expressed in United States dollars)

8.     Share Capital

	2002	2001

DesalCo Limited
Authorized:
900,000 common shares of $1.00 par value each
Issued and fully paid:
3,276 common shares	$3,276	$3,276
Ocean Conversion (Cayman) Limited
Authorized:
3,000,000 shares of $1.00 par value each
Issued to a Group company and eliminated on combination:
297,000 non-voting shares	297,000	297,000
Issued to others:
1,695,000 voting shares	1,695,000	1,695,000
Ocean Conversion (BVI) Ltd.
Authorized:
1,800,000 shares of $1.00 par value each
Issued to a Group company and eliminated on combination:
120,000 Class C non-voting shares	120,000	120,000
Issued to others:
555,000 Class A voting shares	555,000	555,000
555,000 Class B voting shares	555,000	555,000

	3,225,276	3,225,276
Less eliminations	417,000	417,000

	$2,808,276	$2,808,276

9.     Related Party Transactions

      Under a Management Services Agreement (the “MSA”), dated September 30, 1992, DesalCo provides engineering, general management, operations management and other services to OCCL and OCBL, which operate desalination plants. The MSA may be cancelled for non-performance, upon 12 months prior notice, or when the longest sale contract expires.

      The MSA provides for an inflation-adjusted monthly direct services fee; an engineering fee for capital additions or modification to the plants or the construction of new plants; fees for design engineering time; a profit sharing bonus; a fee for purchasing items where DesalCo Limited has a favourable discount (as a designer of desalination plants); and reimbursement of defined expenses. The MSA also defines the split of fees and expenses between OCCL and OCBL.

      DesalCo developed the DWEER system on the plants described in Note 7, and held patents related to the technology in a number of countries. During 1999, DesalCo commenced marketing and sales activities to sell the DWEER system on a world-wide basis to manufacturers of reverse osmosis seawater desalination

DESALCO LIMITED, OCEAN CONVERSION (CAYMAN)
LIMITED, AND OCEAN CONVERSION (BVI) LTD.

NOTES TO COMBINED FINANCIAL STATEMENTS — (Continued)

for the years ended December 31, 2002 and 2001
(expressed in United States dollars)

plants. While a number of proposals were submitted and remain outstanding, no contracts were entered into before April 11, 2002.

      Under an agreement dated April 11, 2002, that was amended and restated on September 24, 2002, DesalCo sold the DWEER technology to an affiliate, DWEER Technology Limited (“DWEER-Tech”), a Cayman Islands company, for $750,454. Under the agreement, DesalCo agreed to transfer, retain and provide access to DWEER technology records and data in its possession for a period of five years, as well as allowing DWEER-Tech to conduct trials and tests at plants and facilities in which DesalCo is involved as operator or manager.

      In accordance with the terms of a Share Sale Agreement with a third party, on September 24, 2002, DesalCo entered into a distributorship agreement with DWEER-Tech and obtained the exclusive right to sell and distribute DWEER technology in the Caribbean Basin, the Bahamas, Barbados, the Turks and Caicos Islands and certain nations bordering the Gulf of Mexico, excluding the United States.

      Intercorporate investments include DesalCo’s holding of 1,911 common shares of Bah$10.00 par value in Waterfields Company Limited, an affiliated company incorporated in the Commonwealth of the Bahamas. This holding represents a 12.7% interest in that company.

10.     Subsequent Events

      Included in the plant of OCBL is the $157,337 cost of a reverse osmosis seawater desalination plant purchased for use on the island of Jost Van Dyke in the British Virgin Islands. On February 13, 2003, the plant was transferred to JVD Ocean Desalination Ltd., a British Virgin Islands company in return for the issue to OCBL of 15,000 or 60% of the issued shares of JVD Ocean Desalination Ltd. at $1.00 each with the balance treated as an unsecured loan to the company.

      On February 7, 2003, Consolidated Water Co. Ltd. acquired all of the issued shares of DesalCo and OCCL and 55% of the Profit Sharing Rights of OCBL. Through DesalCo, all of the Class A voting shares of OCBL were also acquired.

      Coincident with the closing of these transactions Consolidated Water Co. Ltd.;

•	surrendered 18.2% of its Profit Sharing Rights in OCBL in return for the issue of 45,000 Class C non-voting shares of OCBL to DesalCo. DesalCo contracted for the sale of 165,000 Class C non-voting shares to Sage Water Holdings (BVI) Ltd.;

•	released and replaced the guarantor of OCCL’s obligations to the Cayman Islands government under the Red Gate Road Plant Agreement;

•	cancelled the West Bay Road Plant Water Purchase Agreement between itself and OCCL; and

•	cancelled the Profit Sharing Agreement of OCCL.

      On February 14, 2003, OCBL entered into a loan facility with Scotiabank (Cayman Islands) Ltd., which will be used to retire the existing loan with Bank of Butterfield. The terms of this new loan facility are similar to the existing loan facility.

REPORT OF INDEPENDENT ACCOUNTANTS

To the Shareholders of Waterfields Company Limited

      We have audited the accompanying balance sheets of Waterfields Company Limited as of December 31, 2002 and 2001 and the related statements of income, changes in shareholders’ equity and cash flows for the years then ended. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

      We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those Standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

      In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Waterfields Company Limited as of December 31, 2002 and 2001, and the result of its operations, changes in its shareholder’s equity, and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

/s/ PRICEWATERHOUSECOOPERS

PricewaterhouseCoopers

Nassau, The Bahamas

April 9, 2003

WATERFIELDS COMPANY LIMITED

BALANCE SHEETS
As of December 31, 2002 and 2001

	2002	2001

	(Expressed in Bahamian dollars)
ASSETS
Current Assets
Cash at bank	B$ 102,433	B$ 19,016
Fixed deposit with banks	159,172	300,000
Trade accounts receivable (Note 3)	845,504	765,607
Other receivables	24,507	25,761
Inventory (Note 4)	652,643	660,928
Prepaid expenses and deposits	148,832	133,647

	1,933,091	1,904,959

Non-current Assets
Plant and equipment (Note 5)	7,765,991	8,328,130

Total Assets	B$9,699,082	B$10,233,089

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current Liabilities
Trade accounts payable	B$ 148,357	B$ 180,721
Other payables and accrued expenses (Note 7)	54,957	258,980
Dividends payable	105,301	—
Current portion of long-term debt (Note 6)	528,858	505,127

	837,473	944,828
Non-current portion of long-term debt (Note 6)	1,355,435	1,889,679

Total Liabilities	2,192,908	2,834,507

Commitments and contingencies (Note 11)
Shareholders’ Equity
Common stock, par value $50 per share 40,000 shares authorized;
15,380 shares issued (Note 8)	769,000	769,000
Additional paid-in capital (Note 8)	6,921,000	6,921,000
Retained earnings/(accumulated deficit)	26,799	(80,793)

	7,716,799	7,609,207
Less: Cost of treasury stock	(210,625)	(210,625)

Total shareholders’ equity	7,506,174	7,398,582

Total Liabilities and Shareholders’ Equity	B$9,699,082	B$10,233,089

The accompanying notes form an integral part of these financial statements.

WATERFIELDS COMPANY LIMITED

INCOME STATEMENTS
For the years ended December 31, 2002 and 2001

	2002		2001

	(Expressed in Bahamian dollars)
Net water sales (Note 9)	B$	4,086,872	B$	3,953,752
Cost of water sales (Note 9)		(2,552,496)		(2,572,283)

Gross profit		1,534,376		1,381,469

Indirect expenses (Note 9)		(926,406)		(906,695)

Income from operations		607,970		474,774

Other income/(expense):
Interest income		9,172		2,925
Interest expense		(103,389)		(187,981)

Net income	B$	513,753	B$	289,718

Basic and diluted earnings per share of common stock weighted average number of stock outstanding 2002: 15,043 (2001: 15,043)		34.15		19.26

The accompanying notes form an integral part of these financial statements.

WATERFIELDS COMPANY LIMITED

STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY
For the years ended December 31, 2002 and 2001

					Retained
			Additional		Earnings/			Total
	Common		Paid-in		(Accumulated		Treasury	Shareholders’
	Stock		Capital		Deficit)		Stock	Equity

	(Expressed in Bahamian dollars)
Balance as of December 31, 2000		769,000		6,921,000		(69,651)	(210,625)		7,409,724
Net income for the year		—		—		289,718	—		289,718
Dividend paid on common stock		—		—		(300,860)	—		(300,860)

Balance as of December 31, 2001		769,000		6,921,000		(80,793)	(210,625)		7,398,582

Balance as of December 31, 2001		769,000		6,921,000		(80,793)	(210,625)		7,398,582
Net income for the year		—		—		513,753	—		513,753
Dividends declared on common stock*		—		—		(406,161)	—		(406,161)

Balance as of December 31, 2002	B$	769,000	B$	6,921,000	B$	26,799	B$(210,625)	B$	7,506,174

*	Dividends declared during the year was $27 per share

The accompanying notes form an integral part of these financial statements.

WATERFIELDS COMPANY LIMITED

STATEMENTS OF CASH FLOWS
For the years ended December 31, 2002 and 2001

	2002		2001

	(Expressed in Bahamian dollars)
Cash Flows from Operating Activities
Net income	B$	513,753	B$	289,718
Adjustments to reconcile net income to cash provided by operating activities:
Depreciation		1,032,620		1,080,761
Loss/(Gain) on disposal of equipment		11,409		(3,813)

		1,557,782		1,366,666
Changes in operating assets and liabilities:
Accounts receivable: —
Trade receivables		(79,897)		(109,261)
Other receivables		1,254		(10,584)
Inventory		8,285		(28,017)
Prepaid expenses and deposits		(15,185)		4,419
Accounts payable and accrued expenses		(236,387)		38,274

Net cash provided by operating activities	B$	1,235,852	B$	1,261,497

Cash Flows from Investing Activities
Purchase of plant and equipment		(481,890)		(249,623)
Proceeds from disposal of equipment		—		9,650

Net cash used in investing activities		(481,890)		(239,973)

Cash Flows from Financing Activities
Payment of dividends		(300,860)		(300,860)
Repayment of long-term debt		(510,513)		(450,622)
Purchase of treasury stock		—		—

Net cash used in financing activities	B$	(811,373)	B$	(751,482)

Net change in cash and cash equivalents	B$	(57,411)	B$	270,042
Cash and cash equivalents — beginning of year		319,016		48,974

Cash and cash equivalents — end of year		261,605		319,016

Interest received		9,172		2,925

Interest paid		109,642		194,049

Represented by:
Cash at bank	B$	102,433	B$	19,016
Fixed deposit with banks		159,172		300,000

	B$	261,605	B$	319,016

The accompanying notes form an integral part of these financial statements.

WATERFIELDS COMPANY LIMITED

NOTES TO FINANCIAL STATEMENTS

1.     General Information

      Waterfields Company Limited (the Company), was incorporated under the laws of the Commonwealth of The Bahamas on April 22, 1996. The Company was formed with the capital contributions from Bacardi & Company Limited (BACO), a company incorporated under the laws of Liechtenstein, and DesalCo Limited (DesalCo), a company incorporated under the laws of The Cayman Islands, and other investors. On May 7, 1996 a Joint Venture between BACO and DesalCo, formed on November 10, 1995, signed an agreement (the Contract) with the Water & Sewerage Corporation of The Bahamas (WSC) for the construction, ownership and operation of a Sea Water Reverse Osmosis Plant (the Plant) to supply potable water to WSC. On June 20, 1996, the Company was assigned all rights, title and interest in the Contract by the Joint Venture.

      In May 2002, BACO received an offer from Consolidated Water Co. Ltd. (CWC), a public company incorporated in the Cayman Islands and registered with the Securities and Exchange Commission of the United States of America, to purchase its shares in the Company for $690 per share. On September 17, 2002 BACO accepted CWC’s offer in principle, and a contract with CWC for the sale of all of BACO’s shares in the Company has been signed. The sale of the Company’s shares is subject to certain conditions including approval by WSC, the Bahamian Government, RBC and IIC (See Note 15).

      The Company has an irrevocable license to use free of charge a section of WSC’s Windsor Wellfields property as premises for the Plant. Pursuant to the terms of the Contract, the Company was initially required to provide 2 million imperial gallons of potable water per day exclusively to WSC for a period of 15 years or until a total of 10,950 million imperial gallons has been provided, whichever occurs later. By an agreement dated September 20, 2001 and subsequently amended on January 6, 2003 between the Company and WSC, the daily potable water production quota has been reduced to 1.6 million imperial gallons for the period from September 20, 2001 to June 30, 2003. Thereafter the daily potable water production quota will be increased to 1.8 million imperial gallons until December 31, 2003, at which time WSC will make a determination as to whether an additional increase in the quota is warranted. During the year ended December 31, 2002, 703,970,000 imperial gallons (2001: 709,282,000) of potable water were delivered, which resulted in the incurrence of penalties of $123,240 (2001: $249,260). At the balance sheet date, 3,363 million imperial gallons of potable water were delivered to WSC since inception. Upon expiration of the Contract, WSC may, at its discretion, extend the Contract for an additional five year period. At the end of the Contract, WSC has the right of first refusal to purchase any equipment or supplies which will otherwise be removed from the Plant or the premises by the Company. In certain instances of default, WSC is entitled to terminate the Contract and acquire the Plant at a predetermined price based on a sliding scale, as defined in the Contract.

2.     Significant Accounting Policies

      The Company’s financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America. The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates. Significant accounting policies adopted are as follows:

     (a) Cash and cash equivalents

      Cash and cash equivalents include fixed deposits with banks. The Company considers all highly liquid investments held that mature within three months or less of the balance sheet date to be cash equivalents.

WATERFIELDS COMPANY LIMITED

NOTES TO FINANCIAL STATEMENTS — (Continued)

     (b) Inventory

      Inventory is stated at the lower of cost or market, on a first-in, first-out basis, and includes diesel, chemicals, lubricants and spare parts.

     (c) Plant and equipment

      Plant and equipment are carried at cost less accumulated depreciation. Depreciation is calculated on a straight line basis over their estimated useful lives, commencing with the month following the beginning of the Company’s operations or the month following the date of acquisition, whichever was the later. The Company is exempt from the payment of import duties on most plant materials and equipment. The estimated useful lives of the plant and equipment are as follows:

Plant	15 years
Wells and pipes	15 years
Machinery and equipment	5-15 years
Furniture and fixtures	5 years
Motor vehicles	5 years

     (d) Revenue recognition

      Revenue is recognized at the point that the potable water is made available for and accepted by WSC to take delivery.

     (e) Foreign currency transactions and balances

      Currently all foreign currency transactions and balances are denominated in the United States dollar. The exchange rates between the Bahamian dollar and the United States dollar have been pegged by the government and remained fixed during all periods at B$1.00 to US$1.00. Accordingly there are no foreign exchange gains and losses recognized in income.

     (f) Treasury stock

      Treasury stock is recorded at cost and presented as a reduction of shareholders’ equity.

3.     Trade Accounts Receivable

      Trade accounts receivable comprises amounts receivable from the Company’s sole customer WSC. Management is of the view that no allowances for bad debts are required to be made against trade accounts receivable on the basis that WSC is a government corporation.

WATERFIELDS COMPANY LIMITED

NOTES TO FINANCIAL STATEMENTS — (Continued)

4.     Inventory

	2002	2001
	B$	B$

Inventory is comprised of:
Diesel	18,046	6,237
Chemicals	25,081	58,853
Lubricants	14,030	18,559
Spare parts	592,985	577,279
Goods-in-transit	2,501	—

	652,643	660,928

5.     Plant and Equipment

		Machinery &	Wells &	Motor	Furniture &
	Plant	Equipment	Pipes	Vehicles	Fixtures	Total
	B$	B$	B$	B$	B$	B$

Year ended December 31, 2001
Opening net book value	1,572,639	6,554,186	982,500	51,899	3,881	9,165,105
Additions	4,030	175,243	70,350	—	—	249,623
Disposals
— cost	—	(13,653)	—	—	—	(13,653)
— accumulated depreciation	—	7,816	—	—	—	7,816
Depreciation charge	(131,321)	(822,539)	(81,350)	(43,704)	(1,847)	(1,080,761)

Closing net book value	1,445,348	5,901,053	971,500	8,195	2,034	8,328,130

Cost	1,973,845	9,145,475	1,290,602	218,521	9,401	12,637,844
Accumulated Depreciation	(528,497)	(3,244,422)	(319,102)	(210,326)	(7,367)	(4,309,714)

Net book value	1,445,348	5,901,053	971,500	8,195	2,034	8,328,130

Year ended December 31, 2002
Opening net book value	1,445,348	5,901,053	971,500	8,195	2,034	8,328,130
Additions	4,920	461,200	15,770	—	—	481,890
Disposals
— cost	—	(454,675)	—	—	—	(454,675)
— accumulated depreciation	—	443,266	—	—	—	443,266
Depreciation charge	(131,321)	(809,619)	(81,605)	(8,195)	(1,880)	(1,032,620)

Closing net book value	1,318,947	5,541,225	905,665	—	154	7,765,991

Cost	1,978,765	9,150,317	1,306,372	218,521	9,401	12,663,376
Accumulated Depreciation	(659,818)	(3,609,092)	(400,707)	(218,521)	(9,247)	(4,897,385)

Net book value	1,318,947	5,541,225	905,665	—	154	7,765,991

      The Company’s fixed assets are used as collateral for certain loans that were made to the Company (see Note 6).

WATERFIELDS COMPANY LIMITED

NOTES TO FINANCIAL STATEMENTS — (Continued)

6.     Indebtedness

      Loans and other credit facilities extended to the Company are as follows:

	2002	2001
	B$	B$

The Royal Bank of Canada, Nassau Branch (RBC) US$ loan at LIBOR plus 1.75% [3.17% at December 31, 2002 (2001: 3.83125%)]	1,066,508	1,316,935
RBC, B$ loan at the Nassau Prime Lending Rate plus 1.50% [7.50% at December 31, 2002 (2001: 7.50%)]	577,785	677,871
For the above RBC loans, the Company has provided its assets as collateral The RBC loan requires quarterly payments of interest and principal through the year 2007. The total combined quarterly payments of interest and principal on these two loans from RBC is approximately $110,000.

Inter-American Investment Corporation (IIC) US$ loan at LIBOR plus 2.75% [4.56250% at December 31, 2002 (2001: 5.18750%)]. The IIC loan has been collateralized by the Company’s fixed assets and requires quarterly repayments of principal in the amount of $40,000 through the year 2004. Interest, which is calculated on the declining principal balance, is payable quarterly	240,000	400,000

Total indebtedness	1,884,293	2,394,806
Less: Current portion of long term debt	(528,858)	(505,127)

Non-current portion of long-term debt	1,355,435	1,889,679

      In addition to the above loans, the Company had an un-drawn available line of credit with RBC for B$500,000 at the balance sheet dates. This facility is secured by a registered demand debenture creating a floating charge over the Company’s assets and bears interest at Nassau Prime plus 1%. Outstanding balances under the facility is repayable on demand.

      The above loans and other credit facilities are subject to restrictive covenants, the most restrictive of which are as follows:

     RBC borrowings:

      (a) The Company must maintain on a consolidated basis, the ratio of its total liabilities to tangible net worth as defined, at not greater than 0.60:1.

      (b) Payment of dividends to shareholders are limited to available cash flows, as defined, and retained earnings.

     IIC borrowings:

      (a) The Company must maintain a long-term debt service coverage ratio of at least 1.5:1.

      (b) Payment of dividends to shareholders can only be made out of profits, as defined, but subject to compliance with (a) above.

      (c) The Company’s capital expenditure in the aggregate shall not exceed $500,000 per annum, excluding expenditures for Plant construction and maintenance.

      During the year, and for the years ended December 31, 2001 and 2000, the Company was in contravention of covenants (b) above with respect to the loans with RBC and IIC respectively. The Company’s directors have received waivers from its bankers in connection with these contraventions. RBC and IIC have both granted their waivers on the condition that all future dividends are to be paid out of the

WATERFIELDS COMPANY LIMITED

NOTES TO FINANCIAL STATEMENTS — (Continued)

Company’s retained earnings and profits, respectively. In addition, IIC has also imposed the condition that the Company eliminate its deficit no later than December 31, 2003, failing which, the shareholders of the Company would be required to inject additional capital.

7.     Other Payables and Accrued Expenses

	2002	2001
	B$	B$

Related party (Note 10)	54,957	196,607
Other	—	62,373

	54,957	258,980

8.     Common Stock and Additional Paid-in Capital

      All shares rank equally except for certain restrictions as to the voting rights as provided in shareholders’ agreements. The restrictions provide that only BACO and DesalCo have the right to nominate and elect directors of the Company. BACO is entitled to elect four directors and DesalCo one.

      Shares in the Company were initially offered at a price of $500 per share, pursuant to the Confidential Offering Memorandum. Share premium represents the excess of the initial offering price of the shares over their par value.

      During 2000, the Company purchased 337 of its issued common stock at a cost of $625 per share. These shares have been accounted for as treasury stock.

9.     Income from Operations

	2002	2001
	B$	B$

Water sales	4,210,112	4,203,012

Penalties:
Production penalty	11,960	122,665
High Total Dissolved Solids penalty	40,290	47,496
Excess Electricity penalty	70,990	79,099

	123,240	249,260

Net water sales	4,086,872	3,953,752

      Cost of water sales comprise the following:

	2002	2001
	B$	B$

Fuel oil	561,373	594,198
Consumables	755,464	797,499
Depreciation	791,197	849,638
Employee costs	221,692	204,858
Insurance	136,449	76,634
Other direct cost	86,321	49,456

	2,552,496	2,572,283

WATERFIELDS COMPANY LIMITED

NOTES TO FINANCIAL STATEMENTS — (Continued)

      Indirect expenses comprise the following:

	2002	2001
	B$	B$

Business licence fee**	39,538	35,770
Professional fees	40,766	29,765
Management fees	339,488	328,907
Directors fees	36,000	36,000
Insurance	46,772	48,946
Bank charges	63,915	56,016
Depreciation	241,423	231,123
Loss/(Gain) on disposal of fixed assets	11,409	(3,813)
Other indirect cost	107,095	143,981

	926,406	906,695

Income from Operations	607,970	474,774

**	The Company is attempting to recoup the business licence fees paid and seek for future relief.

10.     Related Party Balances and Transactions

      At the balance sheet date, BACO and DesalCo held 2,025 (2001: 2,025) shares and 1,911 (2001: 1,911) shares in the Company, respectively. Included in these financial statements are the following balances and transactions with BACO and DesalCo or companies controlled by either of these entities:

	2002	2001
	B$	B$

Balance Sheet
Accounts Receivable
BACO — Other receivables	24,000	—
Accounts payable and accrued expenses:
BACO — Management services fee	13,568	73,867
BACO — Reimbursable expenses	3,446	20,789
DesalCo — Engineering services fee, regular	14,877	57,058
DesalCo — Reimbursable expenses	19,262	30,059
DesalCo — Handling fee	3,804	14,834
Income Statement
Other income BACO	—	—
Expenses:
BACO — Management services Fee	162,188	159,033
BACO — Reimbursable expenses	9,575	14,862
DesalCo — Engineering services fee, regular	177,299	169,875
DesalCo — Reimbursable expenses	83,671	152,065
DesalCo — Handling fee	28,406	29,480

      Pursuant to a Management Services Agreement dated May 24, 1996 between BACO and the Company, BACO provides the Company with general management and administration services. For these services

WATERFIELDS COMPANY LIMITED

NOTES TO FINANCIAL STATEMENTS — (Continued)

BACO is entitled to a monthly fee in arrears of $13,568 (2001: $13,253) to be adjusted annually in accordance with the rate of inflation. BACO is also entitled to be reimbursed for certain direct expenses incurred on behalf of the Company.

      Pursuant to an Engineering Services Agreement dated May 24, 1996 between DesalCo and the Company, DesalCo provides project management, process engineering, technical assistance and operational management services to the Company. For these services DesalCo is entitled to a direct service fee of $14,877 (2001: $14,265) per month, in arrears to be adjusted annually in accordance with the rate of inflation. The agreement also provides for additional fees to be paid to DesalCo in the event of any projects for capital additions or modifications to the Plant. DesalCo is also entitled to be reimbursed for certain expenses incurred in carrying out these services.

11.     Commitments and Contingencies

      (i) The Company has the following commitments and contingencies as of June 30, 2002:

Name of Party	$	Nature of Contingency

The Royal Bank of Canada, Nassau	1,910,775	Performance and Operation Bond
The Royal Bank of Canada, Nassau	25,000	Bond with the Bahamas Customs Authorities

      Performance and Operation Bond: RBC has made a guarantee in the amount of B$1,910,775 to WSC that the Company shall duly perform and observe all terms and provisions pursuant to the Contract between WSC and the Company. In the event of the Company’s default on its obligations, RBC shall satisfy and discharge any damages sustained by WSC up to the guaranteed amount.

12.     Taxation and Statutory Fees

      Under the current laws of The Commonwealth of The Bahamas, there are no income, corporation, capital gains or other taxes payable by the Company.

      The Company is required to pay an annual business licence fee, the calculation of which is based on the Company’s preceding year’s financial statements, and such fees are payable between January and April of the subsequent year (Note 9).

13.     Financial Instruments

Credit Risk

      Financial assets that potentially subject the Company to concentrations of credit risk consist principally of cash and trade and other accounts receivable. The Company’s cash is placed with high credit quality financial institutions. The trade accounts receivable and other receivables are due from the Company’s sole customer WSC (Note 1) and BACO respectively. As a result, the Company is subject to credit risk to the extent of any non-performance by WSC and BACO.

     Interest Rate Risk

      The interest rates and terms of the Company’s loans are presented in Note 6.

     Fair Value

      As of December 31, 2002 and 2001 the carrying amounts of cash and cash equivalents, trade and other receivables and trade accounts payable and accrued expenses approximated their fair values due to the short-term maturities of these assets and liabilities. The fair values of the long-term debt due to RBC and IIC at

WATERFIELDS COMPANY LIMITED

NOTES TO FINANCIAL STATEMENTS — (Continued)

December 31, 2002 using predetermined future cash flows discounted at an estimated incremental rate of borrowing for similar liabilities are estimated to be $1,985,268 and $237,705, respectively.

14.     Impact of Recent Accounting Pronouncements

      In June 2001, the Financial Accounting Standards Board (FASB or the Board) issued Statement of Financial Accounting Standards No. 141 (SFAS 141), Business Combinations, and No. 142 (SFAS 142), Goodwill and Other Intangible Assets, collectively referred to as the Standards.

      SFAS 141 supersedes Accounting Principles Board Opinion (APB) No. 16, Business Combinations. The provisions of SFAS 141 (1) require that the purchase method of accounting be used for all business combinations initiated after June 30, 2001, (2) provide specific criteria for the initial recognition and measurement of intangible assets apart from goodwill, and (3) require that unamortized negative goodwill be written off immediately as an extraordinary gain instead of being deferred and amortized. The Company will consider the requirements of this statement in any business combination contemplated in the future.

      SFAS 141 also requires that upon adoption of SFAS 142 the Company reclassify the carrying amounts of certain intangible assets into or out of goodwill, based on certain criteria. SFAS 142 supersedes APB 17, Intangible Assets, and is effective for fiscal years beginning after December 15, 2001. SFAS 142 primarily addresses the accounting for goodwill and intangible assets subsequent to their initial recognition. The provisions of SFAS 142 (1) prohibit the amortization of goodwill and indefinite-lived intangible assets, (2) require that goodwill and indefinite-lived intangibles assets be tested annually for impairment (and in interim period if certain events occur indicating the carrying value of goodwill and/or indefinite-live intangible assets may be impaired), (3) require that reporting units be identified for the purpose of assessing potential future impairments of goodwill and (4) remove the forty-year limitation on the amortization period of intangible assets that have finite lives. At this time, the Company does not believe that the adoption of SFAS 142 will be relevant and likely have any impact on its financial position or results of operations as the Company does not have any goodwill or intangible assets.

      Statement of Financial Accounting Standards No. 143, Accounting for Asset Retirement Obligations (FAS 143) addresses the recognition and measurement of a liability for an asset retirement obligation and the associated asset retirement costs. It requires that an existing legal obligation associated with the retirement of a tangible long-lived asset be recognized as a liability when incurred and outlines the method of measuring that liability. It is effective for financial years beginning after June 15, 2002. Currently the Company has no legal obligations relating to asset retirement, however the requirements of this statement will be considered if any legal obligations relating to the retirement of long-lived assets arise in the future.

      Statement of Financial Accounting Standards No. 144, Accounting for the Impairment or Disposal of Long-Lived Assets (FAS 144) addresses financial accounting and reporting for the impairment of long-lived assets and for long-lived assets to be disposed of. It requires that an impairment loss be recognized if the carrying amount of a long-lived asset is not recoverable and exceeds the fair value of the long-lived asset. The Standard also provides guidance on estimating future cash flows used to test a long-lived asset for recoverability. The test for impairment should be performed whenever events or circumstances indicate that its carrying value may not be recoverable. Restoration of previously recognized impairment loss is prohibited. FAS 144 is effective for fiscal years beginning after December 15, 2001. For the years ended December 31, 2002 and 2001 the Company performed impairment test on its long-lived assets and no impairment was found.

      Statement of Financial Accounting Standards No. 146, Accounting for Cost Associated with Exit or Disposal Activities (FAS 146) addresses accounting and reporting for costs associated with exit or disposal activities. It requires that a liability for a cost associated with an exit or disposal activity shall be recognized and measured initially at its fair value in the period in which the liability is incurred. In the unusual circumstances in which fair value cannot be reasonably estimated, the liability shall be recognized in the

WATERFIELDS COMPANY LIMITED

NOTES TO FINANCIAL STATEMENTS — (Continued)

period in which fair value can be reasonably estimated. Provision of this statement shall be effective for exit or disposal activities initiated after December 31, 2002. At this time, the Company does not believe the adoption of the Standard will have a material impact on its financial position or results of operations.

      Financial Accounting Standards Board Interpretation No. 45, Guarantor’s Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others (FASB Interpretation 45) is an Interpretation of FASB Statements No. 5, 57 and 107 and Rescission of FASB Interpretation No. 34. The Interpretation elaborates on the disclosures to be made by a guarantor in its interim and annual financial statements about its obligations under certain guarantees that it has issued. It also requires a guarantor to recognize, at the inception of a guarantee, a liability for the fair value of the obligation undertaken in issuing the guarantee. The initial recognition and measurement provisions of the Interpretation apply to guarantees issued or modified after December 31, 2002. At this time, the Company does not believe the adoption of the disclosures required by the Interpretation will have any impact on its financial position and results of operations.

      Statement of Financial Accounting Standards No. 148, Accounting for Stock-Based Compensation — Transition and Disclosure (FAS 148) amends FAS 123 Accounting for Stock-Based Compensation, to provide alternative methods of transition to FAS 123 fair value method of accounting for stock-based employee compensation. Additionally, FAS 148 requires disclosure of the effects of an entity’s accounting policy with respect to stock-based employee compensation on reported net income and earnings per share in interim and annual financial statements. At this time the Company does not believe that the adoption of FAS 148 will be relevant and likely have any impact on its financial position or results of operations since it does not have a stock-based compensation plan for any of its employees.

      Financial Accounting Standards Board Interpretation No. 46, Consolidation of Variable Interest Entities (FASB Interpretation 46) in an Interpretation of Accounting Research Bulletin No. 51. The Interpretation elaborates on the presentation of consolidated financial statements by an enterprise if it is the primary beneficiary of an existing Variable Interest Entity (VIE), as defined or the requirement of specific disclosures about a VIE in which the enterprise has significant interest. All enterprises with variable interests in VIEs created after January 31, 2003, shall apply the provisions of this Interpretation to those entities immediately. At this time, the Company does not believe that this Interpretation will have any impact on its financial position and results of operations.

15.     Subsequent Events

      On 31 January 2003, as a result of a tender offer, CWC has agreed to purchase an additional 64.7% of the Company’s shares from the remaining shareholders for $690 per share, subject to the same conditions in connection with the offer for BACO’s shares in the Company (See Note 1). Upon closing of the tender offer and the agreement with BACO, combined with DesalCo’s ownership, CWC will own approximately 91% of the outstanding shares of the Company.

WATERFIELDS COMPANY LIMITED

CONDENSED BALANCE SHEETS

(Expressed in Bahamian Dollars)

			As of
	As of		December
	March 31,		31,
	2003		2002

	(unaudited)
ASSETS
Current Assets
Cash at bank	B$	17,541	B$	102,433
Fixed deposit with banks		460,764		159,172
Trade accounts receivable		878,179		845,504
Other receivables		—		24,507
Inventory		604,954		652,643
Prepaid expenses and deposits		162,337		148,832

		2,123,775		1,933,091
Non-current Assets
Plant and equipment		7,552,802		7,765,991

Total Assets	B$	9,676,577	B$	9,699,082

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current Liabilities
Trade accounts payable	B$	193,785	B$	148,357
Other payables and accrued expenses		48,846		54,957
Dividends payable		171,481		105,301
Current portion of long-term debt (Note 2)		492,694		528,858

		906,806		837,473
Non-current portion of long-term debt (Note 2)		1,259,960		1,355,435

Total Liabilities		2,166,766		2,192,908

Commitments and contingencies (Note 6)
Shareholders’ Equity (Note 7)
Common stock, par value $50 per share
40,000 shares authorized; 15,380 shares issued		769,000		769,000
Additional paid-in capital		6,921,000		6,921,000
Retained earnings		30,436		26,799

		7,720,436		7,716,799
Less: Cost of treasury stock		(210,625)		(210,625)

Total Shareholders’ Equity		7,509,811		7,506,174

Total Liabilities and Shareholders’ Equity	B$	9,676,577	B$	9,699,082

The accompanying notes form an integral part of these condensed financial statements.

WATERFIELDS COMPANY LIMITED

CONDENSED INCOME STATEMENTS

(Expressed in Bahamian Dollars)

	For the Three Months Ended

	March 31, 2003		March 31, 2002

	(Unaudited)		(Unaudited)
Net water sales	B$	1,079,474	B$	932,257
Cost of water sales		(711,904)		(575,797)

Gross profit		367,570		356,460
Indirect expenses		(199,590)		(205,705)

Income from operations		167,980		150,755

Other income/(expenses)
Interest income		1,593		1,875
Interest expense		(15,506)		(32,935)

Net Income	B$	154,067	B$	119,695

Basic and diluted earnings per share of common stock weighted average number of common stock outstanding 2003: 15,043 (2002: 15,043)	B$	10.24	B$	7.96

Dividends declared per share	B$	10.00	B$	—

The accompanying notes form an integral part of these unaudited condensed financial statements.

WATERFIELDS COMPANY LIMITED

CONDENSED STATEMENTS OF CASH FLOWS

(Expressed in Bahamian Dollars)

	For the Three Months Ended

	March 31, 2003		March 31, 2002

	(Unaudited)		(Unaudited)
Cash Flows from Operating Activities
Net income		154,067		119,695
Adjustments to reconcile net income to cash provided by operating activities:
Depreciation		228,394		272,987

		382,461		392,682
Changes in operating assets and liabilities:
Accounts receivable:
Trade accounts receivable		(32,675)		22,877
Other receivables		24,507		25,761
Inventory		47,689		(88,280)
Prepaid expenses and deposits		(13,505)		(14,064)
Accounts payable and accrued expenses		39,317		(75,355)

Net cash flows provided by operating activities	B$	447,794	B$	263,621

Cash Flows from Investing Activities
Purchase of plant and equipment		(15,205)		(19,909)

Net cash used in investing activities		(15,205)		(19,909)

Cash Flows from Financing Activities
Dividends paid		(84,250)		—
Repayments of long term debt		(131,639)		(101,000)

Net cash used in financing activities		(215,889)		(101,000)

Net increase in cash and cash equivalents		216,700		142,712
Cash and cash equivalents at beginning of period		261,605		319,016

Cash and cash equivalents at end of period	B$	478,305	B$	461,728

The accompanying notes form an integral part of these unaudited condensed financial statements.

WATERFIELDS COMPANY LIMITED

NOTES TO THE CONDENSED FINANCIAL STATEMENTS

(Unaudited)

1.     General Information

      These condensed financial statements and the accompanying notes should be read in conjunction with the annual financial statements of Waterfields Company Limited (the Company), for the year ended December 31, 2002, included in this filing of Consolidated Water Co. Ltd. on Form F-2. The interim condensed financial statements as of and for the three months ended March 31, 2003 and 2002 are unaudited, but in the opinion of management, reflect all adjustments necessary for a fair presentation of results for such periods. All adjustments are of a non-recurring nature. The results of the interim period ended March 31, 2003 may not necessarily be indicative of the results of the annual period.

      The Company was incorporated under the laws of the Commonwealth of The Bahamas on April 22, 1996. The Company was formed with the capital contributions from Bacardi & Company Limited (BACO), a company incorporated under the laws of Liechtenstein, and DesalCo Limited (DesalCo), a company incorporated under the laws of The Cayman Islands, and other investors. On May 7, 1996 a Joint Venture between BACO and DesalCo, formed on November 10, 1995, signed an agreement (the Contract) with the Water & Sewerage Corporation of The Bahamas (WSC) for the construction, ownership and operation of a Sea Water Reverse Osmosis Plant (the Plant) to supply potable water to WSC. On June 20, 1996, the Company was assigned all rights, title and interest in the Contract by the Joint Venture.

      In May 2002, BACO received an offer from Consolidated Water Co. Ltd. (CWC), a public company incorporated in The Cayman Islands and registered with the Securities & Exchange Commission of the United States of America, to purchase its shares in the Company for $690 per share. On September 17, 2002 BACO accepted CWC’s offer in principle, and a contract with CWC for the sale of all of BACO’s shares in the Company has been signed. The sale of the Company’s shares is subject to certain conditions including approval by WSC, the Bahamian Government, RBC and IIC. On January 31, 2003, as a result of a tender offer, CWC has agreed to purchase an additional 64.7% of the Company’s shares from the remaining shareholders for $690 per share, subject to the same conditions in connection with the offer for BACO’s shares in the Company. Upon closing of the tender offer and the agreement with BACO, combined with DesalCo’s ownership, CWC will own approximately 91% of the outstanding shares of the Company.

      The Company has an irrevocable license to use free of charge a section of WSC’s Windsor Wellfields property as premises for the Plant. Pursuant to the terms of the Contract, the Company was initially required to provide 2 million imperial gallons of potable water per day exclusively to WSC for a period of 15 years or until a total of 10,950 million imperial gallons has been provided, whichever occurs later. By an agreement dated September 20, 2001 and subsequently amended on January 6, 2003 between the Company and WSC, the daily potable water production quota has been reduced to 1.6 million imperial gallons for the period from September 20, 2001 to June 30, 2003. Thereafter the daily potable water production quota will be increased to 1.8 million imperial gallons until December 31, 2003, at which time WSC will make a determination as to whether an additional increase in the quota is warranted. At the balance sheet date, 3,539 million imperial gallons of potable water were delivered to WSC since inception.Upon expiration of the Contract, WSC may at its discretion, extend the Contract for an additional five year period. At the end of the Contract, WSC has the right of first refusal to purchase any equipment or supplies which will otherwise be removed from the Plant or the premises by the Company. In certain instances of default, WSC is entitled to terminate the Contract and acquire the Plant at a predetermined price based on a sliding scale, as defined in the Contract.

2.     Long Term Debt

      As of March 31, 2003, the Company had two loans with the Royal Bank of Canada, Nassau (RBC) which consisted of a US$ loan with a balance of $1,001,066 (December 31, 2002: $1,066,508) and bearing interest at the rate of LIBOR plus 1.75% [an effective rate of 3.089% (December 31, 2002: 3.17%)] and a B$ loan with a balance of $551,589 (December 31, 2002: $577,785) and bearing interest at the rate of

WATERFIELDS COMPANY LIMITED

NOTES TO THE CONDENSED FINANCIAL STATEMENTS — (Continued)

(Unaudited)

Nassau Prime lending rate plus 1.50% [an effective rate of 7.50% (December 31, 2002: 7.50%)]. The Company has provided its assets as collateral for these loans.

      Also as of March 31, 2003 the Company had an outstanding loan balance of US$200,000 (December 31, 2002: $240,000) with the Inter-American Investment Corporation (IIC) bearing an interest rate at LIBOR plus 2.75% [an effective rate of 4.125% (December 31, 2002: 4.5625%)]. This loan is collateralized by the Company’s plant and equipment.

      In addition to the above loans, the Company had an un-drawn available line of credit with RBC for B$200,000 (December 31, 2002: B$500,000) at the balance sheet dates. This facility is secured by a registered demand debenture creating a floating charge over the Company’s assets and bears interest at Nassau Prime plus 1.0% [an effective rate of 7.50% (December 31, 2002: 7.50%)]. Outstanding balances under the facility is repayable on demand.

3.     Earnings Per Share

      Basic earnings per share is calculated by dividing the net profit attributable to shareholders by the weighted average number of ordinary shares of common stock in issue during the relevant period.

      The net income and weighted average number of shares of common stock used in the determination of the basic and diluted earnings per share of common stock are summarized as follows:

	Three Months Ended
	March 31,

	2003		2002

Net income available to holders of ordinary shares of common stock used in the determination of basic and diluted earnings per share of common stock	B$	154,067	B$	119,695

Weighted average number of shares of common stock in the determination of basic and diluted earnings per share of common stock		15,043		15,043

4.     Impact of Recent Accounting Pronouncements

      In April 2003, the Financial Accounting Standards Board (FASB) issued Statement of Financial Accounting Standards (SFAS) No. 149, “Amendment of Statement 133 on Derivative Instruments and Hedging Activities” (SFAS 149). SFAS 149 incorporates provisions that were clarified by the Derivatives Implementation Group. The provisions of SFAS 149 should be applied prospectively to contracts entered into after June 30, 2003. At this time, the Company does not believe this statement will have any impact on its financial position and results of operations.

      In May 2003, FASB issued SFAS No. 150, “Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity” (SFAS No. 150). This Statement establishes standards for how an issuer classifies and measures certain financial instruments with characteristics of both liabilities and equity. It requires that an issuer classify a financial instrument that is within its scope as a liability (or an asset in some circumstances). Many of those instruments were previously classified as equity. This Statement is effective for financial instruments entered into or modified after May 31, 2003, and otherwise is effective at the beginning of the first interim period beginning after June 15, 2003, except for mandatory redeemable financial instruments of nonpublic entities. The Company does not believe the adoption of SFAS No. 150 will have a material impact on its financial position and results of operations.

WATERFIELDS COMPANY LIMITED

NOTES TO THE CONDENSED FINANCIAL STATEMENTS — (Continued)

(Unaudited)

5.     Quantitative and Qualitative Disclosures about Market Risk

Credit Risk

      Financial assets that potentially subject the Company to concentrations of credit risk consist principally of cash and trade and other accounts receivable. The Company’s cash is placed with high credit quality financial institutions. The trade accounts receivable is due from the Company’s sole customer WSC (Note 1). As a result, the Company is subject to credit risk to the extent of any non-performance by WSC.

Interest Rate Risk

      The interest rates and terms of the Company’s loans are presented in Note 3. The Company is subject to interest rate risk to the extent that LIBOR or Nassau’s Prime lending rate changes.

Foreign Exchange Risk

      The foreign currency has fixed exchange rates to the U.S. dollar. If any of these fixed exchange rates become a floating exchange rate, however, our results of operation could be adversely affected.

6.     Commitments and Contingencies

      (i) The Company has the following commitments and contingencies as of March 31, 2003:

Name of Party	$	Nature of Contingency

The Royal Bank of Canada, Nassau	1,910,775	Performance and Operation Bond
The Royal Bank of Canada, Authorities Nassau	25,000	Bond with the Bahamas Customs

      Performance and Operation Bond: RBC has made a guarantee in the amount of B$1,910,775 to WSC that the Company shall duly perform and observe all terms and provisions pursuant to the Contract between WSC and the Company. In the event of the Company’s default on its obligation, RBC shall satisfy and discharge any damages sustained by WSC up to the guaranteed amount.

7.     Movement in Shareholders’ Equity

      The movement in shareholders’ equity for the three months ended March 31, 2003 is as follows:

		Additional			Total
	Common	paid-in	Retained	Treasury	Shareholders’
	Stock	Capital	Earnings	Stock	Equity
	B$	B$	B$	B$	B$

Balance as of December 31, 2002	769,000	6,921,000	26,799	(210,625)	7,506,174
Net income	—	—	154,067	—	154,067
Dividend declared	—	—	(150,430)	—	(150,430)

Balance as of March 31, 2003	769,000	6,921,000	30,436	(210,625)	7,509,811

8.	Subsequent Events

      On June 16, 2003, CWC received approval from the Ministry of Financial Services & Investments of the Government of The Bahamas to purchase shares from the Company’s shareholders.

          We have not authorized any dealer, salesperson or other person to give any information or represent anything not contained in this Prospectus. You must not rely on any unauthorized information. If anyone provides you with different or inconsistent information, you should not rely on it. This Prospectus does not offer to sell any shares in any jurisdiction where it is unlawful. The information in this Prospectus is current as of the date shown on the cover page.

1,767,662 Ordinary Shares

PROSPECTUS

JANNEY MONTGOMERY SCOTT LLC

WELLS FARGO SECURITIES, LLC

The date of this prospectus is                    , 2003

PART II

INFORMATION NOT REQUIRED IN THE PROSPECTUS

Item 8.     Indemnification Of Directors And Officers

      Under Article 40 of our Articles of Association, we have indemnified our directors and officers from and against all actions, proceedings, costs, charges, losses, damages and expenses incurred in connection with their service as a director or officer. We have not indemnified our officers or directors for actions, proceedings, costs, charges, losses, damages and expenses incurred by these officers or directors as a result of their willful neglect or default of their obligations to us.

      The Underwriting Agreement with our underwriters provides that the underwriters are obligated, under certain circumstances to indemnify our directors, officers and controlling persons against certain liabilities, including liabilities under the Securities Act of 1933, as amended. (See the form of Underwriting Agreement filed as Exhibit 1.1 hereto).

      In addition, we carry directors and officers’ liability insurance.

Item 9.     Exhibits

Exhibit
Number		Description

1	.1**	Form of Underwriting Agreement among Consolidated Water Co. Ltd. and the Underwriters
2.1		Share Sale Agreement dated October 4, 2002, among Consolidated Water Co. Ltd. and William T. Andrews and Margaret D. Andrews (incorporated herein by reference to the exhibit filed as a part of our Form 8-K dated February 13, 2003, Commission File No. 0-25248)
2.2		Agreement to Amend Share Sale Agreement dated November 29, 2002 between the Company and William T. Andrews and Margaret D. Andrews (incorporated herein by reference to the exhibit filed as a part of our Form 8-K dated February 13, 2003, Commission File No. 0-25248)
2.3		Agreement to Amend Share Sale Agreement dated December 30, 2002 between the Company and William T. Andrews and Margaret D. Andrews (incorporated herein by reference to the exhibit filed as a part of our Form 8-K dated February 13, 2003, Commission File No. 0-25248)
2.4		Agreement to Amend Share Sale Agreement dated January 31, 2003 between the Company and William T. Andrews and Margaret D. Andrews (incorporated herein by reference to the exhibit filed as a part of our Form 8-K dated February 13, 2003, Commission File No. 0-25248)
2.5		Share Sale Agreement dated October 4, 2002, among Consolidated Water Co. Ltd., North American Mortgage & Finance Corporation and Transcontinental Finance Corporation Ltd. (incorporated herein by reference to the exhibit filed as a part of our Form 8-K dated February 13, 2003, Commission File No. 0-25248)
2.6		Agreement to Amend Share Sale Agreement dated November 29, 2002 among the Company North-American Mortgage & Finance Corporation and Transcontinental Finance Corporation Limited (incorporated herein by reference to the exhibit filed as a part of our Form 8-K dated February 13, 2003, Commission File No. 0-25248)
2.7		Agreement to Amend Share Sale Agreement dated December 30, 2002 among the Company North-American Mortgage & Finance Corporation and Transcontinental Finance Corporation Limited (incorporated herein by reference to the exhibit filed as a part of our Form 8-K dated February 13, 2003, Commission File No. 0-25248)
2.8		Agreement to Amend Share Sale Agreement dated January 31, 2003 among the Company North-American Mortgage & Finance Corporation and Transcontinental Finance Corporation Limited (incorporated herein by reference to the exhibit filed as a part of our Form 8-K dated February 13, 2003, Commission File No. 0-25248)
2.9		Agreement dated October 8, 2002 between Consolidated Water Co. Ltd. and Sage Water Holdings (BVI) Ltd. (incorporated herein by reference to the exhibit filed as a part of our Form 8-K dated February 13, 2003, Commission File No. 0-25248)

Exhibit
Number		Description

2.10		Amending Agreement dated November 15, 2002 between the Company and Sage Water Holdings (BVI Ltd) (incorporated herein by reference to the exhibit filed as a part of our Form 8-K dated February 13, 2003, Commission File No. 0-25248)
2.11		Amending Agreement dated December 18, 2002 between the Company and Sage Water Holdings (BVI Ltd) (incorporated herein by reference to the exhibit filed as a part of our Form 8-K dated February 13, 2003, Commission File No. 0-25248)
2.12		Amending Agreement dated January 28, 2003 between the Company and Sage Water Holdings (BVI Ltd) (incorporated herein by reference to the exhibit filed as a part of our Form 8-K dated February 13, 2003, Commission File No. 0-25248)
2.13		Share Sale Agreement dated December 16, 2002 between Consolidated Water Co. Ltd. and Bacardi & Co. Ltd. (incorporated herein by reference to the exhibit filed as a part of our Form 8-K dated February 13, 2003, Commission File No. 0-25248)
2	.14**	Addendum dated February 14, 2003 to Share Sale Agreement dated December 16, 2002 between Consolidated Water Co. Ltd. and Bacardi & Company Limited
2	.15**	Addendum dated March 25, 2003 to Share Sale Agreement dated December 16, 2002 between Consolidated Water Co. Ltd. and Bacardi & Company Limited
2.16		Registration Rights Agreement dated February 7, 2003 between Consolidated Water Co. Ltd. and North American Mortgage & Finance Corporation (incorporated herein by reference to the exhibit filed as a part of our Form 8-K dated February 13, 2003, Commission File No. 0-25248)
4.1		Amended and Restated Memorandum of Association of Consolidated Water Co. Ltd., dated December 4, 1998 (incorporated by reference to the exhibit filed as part of our Form 20-F for the fiscal year ended December 31, 1998, Commission File No. 0-25248)
4.2		Amended and Restated Articles of Association of Consolidated Water Co. Ltd., dated December 4, 1998 (incorporated by reference to the exhibit filed as part of our Form 20-F for the fiscal year ended December 31, 1998, Commission File No. 0-25248)
5	.1**	Opinion and Consent of Charles Adams, Ritchie and Duckworth
10.1		License Agreement, dated July 11, 1990, between Cayman Water Company Limited and the Government of the Cayman Islands (incorporated herein by reference to the exhibit filed as a part of our Form 20-F dated December 7, 1994, Commission File No. 0-25248)
10.2		First Amendment to License Agreement, dated September 18, 1990, between Cayman Water Company Limited and the Government of the Cayman Islands. (incorporated herein by reference to the exhibit filed as a part of our Form 20-F dated December 7, 1994, Commission File No. 0-25248)
10.3		Second Amendment to License Agreement, dated February 14, 1991 between Cayman Water Company Limited and the Government of the Cayman Islands. (incorporated herein by reference to the exhibit filed as a part of our Form 20-F dated December 7, 1994, Commission File No. 0-25248)
10.4		An Amendment to a License to Produce Potable Water, dated August 15, 2001, between Consolidated Water Co. Ltd. by the Government of the Cayman Islands (incorporated herein by reference to the exhibit filed as a part of our Form 10-K for the fiscal year ended December 31, 2001, Commission File No. 0-25248)
10.5		Fourth Amendment to a License to Produce Potable Water, dated February 1, 2003 between Consolidated Water Co. Ltd. by the Government of the Cayman Islands (incorporated herein by reference to the exhibit filed as a part of our Form 10-K for the fiscal year ended December 31, 2002, Commission File No. 0-25248)
10.6		Agreement dated December 19, 2002, between Consolidated Water Co. Ltd. (formerly Cayman Water Company Limited) and Safe Haven Ltd. (incorporated herein by reference to the exhibit filed as part of our Form 10-K for the fiscal year ended December 31, 2002, Commission File No. 0-25248)
10.7		Employment Agreement, dated August 30, 2000, between Consolidated Water Co. Ltd. and Peter D. Ribbins (incorporated herein by reference to the exhibit filed as a part of our Form 10-K dated March 30, 2001, Commission File No. 0-25248)

Exhibit
Number		Description

10.8		Engagement Agreement, dated December 30, 1998 between Consolidated Water Co. Ltd. and Jeffrey Parker (incorporated herein by reference to the exhibit filed as part of our Registration Statement on Form F-2 dated May 17, 2000, Commission File No. 333-35356)
10.9		Amendment of Engagement Agreement, dated October 26, 1999, between Consolidated Water Co. Ltd. and Jeffrey Parker (incorporated herein by reference to the exhibit filed as part of our Registration Statement on Form F-2 dated May 17, 2000, Commission File No. 333-35356)
10.10		Second Amendment of Engagement Agreement, dated March 21, 2000, between Consolidated Water Co. Ltd. and Jeffrey Parker (incorporated herein by reference to the exhibit filed as part of our Registration Statement on Form F-2 dated May 17, 2000, Commission File No. 333-35356)
10.11		Employment Contract, dated July 12, 2000, between Consolidated Water Co. Ltd. and Frederick W. McTaggart (incorporated herein by reference to the exhibit filed as a part of our Form 10-K dated March 30, 2001, Commission File No. 0-25248)
10.12		Employment Contract, dated August 19, 1998, between Cayman Water Company Limited and Gregory Scott McTaggart (incorporated herein by reference to the exhibit filed as part of our Registration Statement on Form F-2 dated May 17, 2000, Commission File No. 333-35356)
10.13		First Amendment to Employment Contract, dated April 17, 2000, between Consolidated Water Co. Ltd. and Gregory Scott McTaggart (incorporated herein by reference to the exhibit filed as part of our Registration Statement on Form F-2 dated May 17, 2000, Commission File No. 333-35356)
10.14		Summary Share Grant Plan for Directors (incorporated herein by reference to the exhibit filed as part of our Registration Statement on Form F-2 dated May 17, 2000, Commission File No. 333-35356)
10.15		Employee Share Option Plan (incorporated herein by reference to the exhibit filed as a part of our Form 10-K for the fiscal year ended December 31, 2001, Commission File No. 0-25248)
10.16		Option Deed, dated August 6, 1997, between Cayman Water Company Limited and American Stock Transfer & Trust Company (incorporated herein by reference to the exhibit filed on our Form 6-K, dated August 7, 1997, Commission File No. 0-25248)
10.17		Stock Option Agreement, dated December 15, 1998, between Consolidated Water Co. Ltd. and R. Jerry Falkner (incorporated herein by reference to the exhibit filed as part of our Registration Statement on Form F-2 dated May 17, 2000, Commission File No. 333-35356)
10.18		Finance Contract, dated October 3, 1991, between European Investment Bank and Cayman Water Company Limited (incorporated herein by reference to the exhibit filed as part of our Form 20-F, dated December 7, 1994, Commission File No. 0-25248)
10	.19**	Lease, dated March 1, 2003, between Consolidated Water Co. Ltd. and Colmar LTD.
10.20		Lease, dated December 10, 2001, between Cayman Hotel and Golf Inc. and Consolidated Water Co. Ltd. (incorporated herein by reference to the exhibit filed as a part of our Form 10-K for the fiscal year ended December 31, 2001, Commission File No. 0-25248)
10.21		Lease, dated April 27, 1993, between Government of Belize and Belize Water Ltd. (incorporated herein by reference to the exhibit filed as a part of our Form 10-K for the fiscal year ended December 31, 2001, Commission File No. 0-25248)
10.22		Employment Contract dated February 10, 2003 between Gerard Pereira and Consolidated Water Co. Ltd. (incorporated herein by reference to the exhibit filed as a part of our Form 10-K for the fiscal year ended December 31, 2002, Commission File No. 0-25248)
10.23		Employment Contract dated February 21, 2003 between Kenneth Crowley and Consolidated Water Co. Ltd. (incorporated herein by reference to the exhibit filed as a part of our Form 10-K for the fiscal year ended December 31, 2002, Commission File No. 0-25248)
10.24		Employment Contract dated March 7, 2003 between Robert Morrison and Consolidated Water Co. Ltd. (incorporated herein by reference to the exhibit filed as a part of our Form 10-K for the fiscal year ended December 31, 2002, Commission File No. 0-25248)
10.25		Employment Contract dated December 31, 2002 between Brent Joseph Santha and Consolidated Water Co. Ltd. (incorporated herein by reference to the exhibit filed as a part of our Form 10-K for the fiscal year ended December 31, 2002, Commission File No. 0-25248)

Exhibit
Number		Description

10.26		Distributorship Agreement dated September 24, 2002 between DWEER Technology Ltd. and DesalCo Limited (incorporated herein by reference to the exhibit filed as a part of our Form 10-K for the fiscal year ended December 31, 2002, Commission File No. 0-25248)
10	.27**	Amended and Restated Profit Sharing Agreement dated as of February 7, 2003 between Ocean Conversion (BVI) Ltd., DesalCo Limited, Consolidated Water Co. Ltd. and Sage Water Holdings (BVI) Limited
10	.28**	Bank of Butterfield Commitment Letter dated January 2, 2002 between Ocean Conversion (Cayman) Limited and the Bank of Butterfield
10	.29**	Bank of Butterfield Commitment Letter dated April 10, 2002 between Ocean Conversion (BVI) Ltd. and the Bank of Butterfield
10	.30**	Debenture dated May 29, 2002 between Ocean Conversion (Cayman) Limited and the Bank of N.T. Butterfield & Son Ltd.
10	.31**	Debenture dated July 15, 2002 between Ocean Conversion (BVI) Ltd. and the Bank of N.T. Butterfield & Son Limited
10	.32**	Deed of Indemnity of Consolidated Water Co. Ltd and North-American Mortgage & Finance Corporation dated February 7, 2003 relating to a Guarantee Provided by North-American Mortgage & Finance Corporation in respect of the obligations of Ocean Conversion (BVI) Ltd.
10	.33**	Guarantee and Indemnity of North-American Mortgage & Finance Corporation to The Bank of N.T. Butterfield & Son dated May 28, 2002 regarding Ocean Conversion (BVI) Limited.
10	.34**	Deed of Indemnity of Consolidated Water Co. Ltd and Edmund Gibbons Limited dated February 7, 2003 relating to various guarantees provided by Edmund Gibbons Limited in respect of the obligations of Ocean Conversion (Cayman) Limited and Ocean Conversion (BVI) Ltd.
10	.35**	Guarantee and Indemnity of Edmund Gibbons Limited to The Bank of N.T. Butterfield & Son dated March 5, 2002 regarding Ocean Conversion (Cayman) Limited
10	.36**	Guarantee and Indemnity of Edmund Gibbons Limited to The Bank of N.T. Butterfield & Son dated May 28, 2002 regarding Ocean Conversion (BVI) Limited.
10.37		Loan Agreement dated February 7, 2003 between Consolidated Water Co. Ltd. and Scotiabank (Cayman Islands) Ltd. (incorporated herein by reference to the exhibit filed as a part of our Form 8-K dated February 13, 2003, Commission File No. 0-25248)
10	.38**	Irrevocable Undertaking from Consolidated Water Co. Ltd. to Scotiabank (Cayman Islands) Ltd. in relation to Ocean Conversion (Cayman) Ltd. dated February 7, 2003
10	.39**	Irrevocable Undertaking from Consolidated Water Co. Ltd. to Scotiabank (Cayman Islands) Ltd. in relation to Waterfields Company Limited dated February 7, 2003
10	.40**	Guarantee by DesalCo (Barbados) Ltd. in favour of Scotiabank (Cayman Islands) Ltd. dated February 7, 2003
10	.41**	Guarantee by DesalCo Limited in favour of Scotiabank (Cayman Islands) Ltd. dated February 7, 2003
10	.42**	Equitable Charge of Shares between DesalCo Limited and Scotiabank (Cayman Islands) Ltd. with respect to the shares in Ocean Conversion (BVI) Limited dated February 7, 2003
10	.43**	Equitable Charge of Shares between Consolidated Water Co. Ltd. and Scotiabank (Cayman Islands) Ltd. with respect to the shares in Ocean Conversion (Cayman) Ltd. dated February 7, 2003
10	.44**	Equitable Charge of Shares between DesalCo Limited and Scotiabank (Cayman Islands) Ltd. with respect to the shares in DesalCo (Barbados) Ltd. dated February 7, 2003
10	.45**	Equitable Charge of Shares between Consolidated Water Co. Ltd. and Scotiabank (Cayman Islands) Ltd. with respect to the shares in DesalCo Limited dated February 7, 2003
10	.46**	Reimbursement Agreement for Letter of Guarantee from Consolidated Water Co. Ltd. to Scotiabank (Cayman Islands) Ltd. dated February 5, 2003
10	.47**	Deed of Substituted Debenture between Consolidated Water Co. Ltd. and Scotiabank (Cayman Islands) Ltd. dated February 7, 2003

Exhibit
Number		Description

10	.48**	A Consent to the Assignment of a License to Produce Potable Water dated April 10, 2003 provided to Consolidated Water Company, Ltd. by the Government of the Cayman Islands
10	.49**	Letter from Cayman Islands Ministry of Community Services, Youth, Sports and Gender Affairs dated April 10, 2003, to Consolidated Water Company Ltd.
10	.50**	Guarantee dated February 11, 2003, by Consolidated Water Company Ltd. to The Governor of the Cayman Islands
23	.1*	Consent of KPMG Chartered Accountants
23	.2*	Consent of Deloitte & Touche
23	.3*	Consent of PricewaterhouseCoopers
24	**	Power of Attorney (included on the signature page to this Form F-2)

*	filed herein

**	filed previously

Item 10.     Undertakings

      Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

      The undersigned registrant hereby undertakes to deliver or cause to be delivered with the prospectus, to each person to which the prospectus is sent or given, the registrant’s latest filing on Form 20-F, Form 40-F, or Form 10-K; and any filing on Form 10-Q, Form 8-K or Form 6-K incorporated by reference into the prospectus.

SIGNATURES

      Pursuant to the requirements of the Securities Act of 1933, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form F-2 and has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized in Grand Cayman, Cayman Islands, on June 27, 2003.

CONSOLIDATED WATER CO. LTD.

By:	/s/ FREDERICK W. MCTAGGART

Frederick W. McTaggart
President, Chief Operating Officer and Chief Financial Officer

      Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed below by the following persons in the capacities and on the dates indicated.

Signature		Title	Date

By:	* Jeffrey M. Parker	Chairman of the Board of Directors and Chief Executive Officer (Principal Executive Officer)	June 27, 2003

By:	/s/ FREDERICK W. MCTAGGART Frederick W. McTaggart	Director, President, Chief Operating Officer and Chief Financial Officer (Principal Financial and Accounting Officer)	June 27, 2003

By:	* Peter D. Ribbins	Director, Director — Special Projects	June 27, 2003

By:	* J. Bruce Bugg, Jr.	Director and Vice Chairman of the Board of Directors	June 27, 2003

By:	* William T. Andrews	Director	June 27, 2003

By:	* Brian E. Butler	Director	June 27, 2003

By:	* Steven A. Carr	Director	June 27, 2003

By:	* Richard L. Finlay	Director	June 27, 2003

By:	* Clarence B. Flowers, Jr.	Director	June 27, 2003

Signature		Title	Date

By:	* Wilmer Pergande	Director	June 27, 2003

By:	* Raymond Whittaker	Director	June 27, 2003

By:	* Carson K. Ebanks	Director	June 27, 2003

*By:	/s/ FREDERICK W. MCTAGGART Frederick W. McTaggart Attorney-in-Fact

      The following exhibits were filed as part of this Registration Statement.

Exhibit
Number	Description

23.1	Consent of KPMG Chartered Accountants
23.2	Consent of Deloitte & Touche
23.3	Consent of PricewaterhouseCoopers